
10012648

FORESTCITY

Summary Annual Report and Supplemental Package

2009

About the Company

Forest City Enterprises, Inc. is an $11.9 billion real estate company principally engaged in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. We have regional offices in Albuquerque, Boston, Chicago, Denver, London (England), Los Angeles, New York City, San Francisco, Washington, D.C., with our corporate headquarters in Cleveland. The Company's shares of Class A and Class B common stock are listed on the New York Stock Exchange – FCEA and FCEB.


FCEA
Listed
NYSE

FCEB
Listed
NYSE

Table of Contents

This Summary Annual Report and Supplemental Package is only a summary of fiscal year 2009 and should be read in conjunction with our Annual Report on Form 10-K as filed with the Securities and Exchange Commission. A copy of the Form 10-K may be obtained upon written request to the Company. Statements made in this Summary Annual Report that state management's intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. Please see the discussion of Risk Factors in Item 1A of our Form 10-K for a discussion of some of the factors that could cause our actual results to differ materially from those forward-looking statements.

Financial Highlights

Forest City Enterprises, Inc. and Subsidiaries

	January 31, 2010	January 31, 2009 (as adjusted)
	(in thousands, except share and per share data)	
Operating Results:		
Revenues	**$ 1,257,222**	$ 1,280,570
Earnings before depreciation, amortization, and deferred taxes (EBDT)[1]	**301,106**	218,937
Net loss attributable to Forest City Enterprises, Inc.	**(30,651)**	(113,247)
Per Share:		
EBDT[2][3]	**$ 2.00**	$ 2.05
Net loss attributable to Forest City Enterprises, Inc.	**$ (0.22)**	$ (1.10)
Basic weighted average common shares outstanding[2][3]	**139,825,349**	102,755,315
Diluted weighted average common shares outstanding[2][3]	**151,890,543**	106,968,999
Share Price:		
Class A	**$ 11.31**	$ 6.76
Class B	**11.27**	6.92
Financial Position:		
Consolidated assets	**$ 11,916,711**	$ 11,380,507
Real estate, at cost	**11,340,779**	10,648,573
Nonrecourse mortgages	**7,474,270**	7,078,390
Other long-term debt, including senior and subordinated debt	**1,159,940**	1,211,564
Consolidated shareholders' equity	**1,148,626**	838,271

EBDT[1]
Years ended January 31, (in millions)

Year	EBDT
2006	$270
2007	$285
2008	$266
2009	$219
2010	**$301**

Real Estate, at Cost
January 31, (in billions)

Year	Real Estate, at Cost
2006	$ 7.2
2007	$ 8.2
2008	$ 9.2
2009	$10.6
2010	**$11.3**

(1) Refer to the explanation of EBDT and Reconciliation of Net Earnings to EBDT beginning on page 21 of the Supplemental Package enclosed in this report.

(2) For the year ended January 31, 2010, the effect of 12,065,194 shares of dilutive securities was not included in the computation of diluted earnings per share because their effect is anti-dilutive to the loss from continuing operations. Additionally, an adjustment is required for interest of $3,501 related to the 3.625% Puttable Senior Notes and the 5% Convertible Senior Notes. Therefore EBDT for purposes of calculating per share data is $304,157. (Since these shares are dilutive for the computation of EBDT per share for the year ended January 31, 2010, diluted weighted average shares outstanding of 151,890,543 were used to arrive at $2.00/share.)

(3) For the year ended January 31, 2009, the effect of 4,213,684 shares of dilutive securities was not included in the computation of diluted earnings per share because their effect is anti-dilutive to the loss from continuing operations. (Since these shares are dilutive for the computation of EBDT per share for the year ended January 31, 2009, diluted weighted average shares outstanding of 106,968,999 were used to arrive at $2.05/share.)

(See page 16 for all footnotes.)

Dear Fellow Shareholders

One year ago in our letter to shareholders, we wrote to you about caution and confidence: caution in our near-term outlook and confidence in the longer-term fundamentals of our Company and our industry. Both the caution and the confidence were validated in 2009, which was a successful – and even remarkable – year for Forest City Enterprises.

We overcame significant challenges to achieve record EBDT (Earnings Before Depreciation, Amortization and Deferred Taxes), improve our balance sheet, reduce expenses, complete successful new projects, and achieve major project milestones. Among the highlights was a series of well-received capital markets transactions that significantly improved our liquidity and extended recourse debt maturities. We closed a new $500 million revolving credit facility with our 15-member bank group, and we successfully addressed approximately $1.7 billion[6] (at our pro-rata share) of property-level, non-recourse debt. We completed two asset sales in fiscal 2009, and, in early 2010, we announced two joint ventures – all at attractive cap rates – to take advantage of value in our portfolio and further bolster liquidity.

In any year, that would be a large agenda with major strategic and financial implications. In these times, when the conditions impacting real estate and the broader economy have been so challenging, our 2009 results represented significant breakthroughs and critical shareholder value drivers for the long term.

These accomplishments are the result of the hard work of a great many people in our organization and the continuing support of lenders, investors, business partners, communities and other stakeholders with whom we've built strong, long-term relationships. Our progress in 2009 is also the result of continued adherence to the five strategies that have driven virtually every major action we have taken over the past 18 months: generating liquidity from the capital markets and our portfolio; driving costs out of the business; proactively managing debt maturities; focusing on our portfolio and curtailing development; and selectively taking advantage of opportunities created by market dislocations.

At their core, all of these strategies are designed to improve Forest City's balance sheet, enhance and protect liquidity, and position the Company to take advantage of opportunities for future growth. Given our achievements during the year, 2009 provided significant validation of these strategies.

One consequence of managing through the challenges of 2009 and early 2010 was dilution of our common stock when we issued additional Class A common stock, convertible debt and convertible preferred stock. As a result, despite the fact that our total EBDT for 2009 was up significantly over 2008, EBDT per share was down. As shareholders ourselves, we certainly recognize the impact of this dilution, but we believe the steps taken are vital to the Company's future growth and success, and to the long-term interests of shareholders.

Financial Results

Our EBDT for the full year ended January 31, 2010 was $301.1 million[1], a 37.5 percent increase compared with last year's $218.9 million[1]. On a per share basis, EBDT was $2.00[2] for 2009, a 2.4 percent decrease from the prior year's $2.05[3]. Our per-share data reflect the dilutive effect of the new Class A common shares we issued during the second quarter of 2009, and the "if-converted" effect of two convertible debt transactions executed during the third quarter.

EBDT and EBDT per share are non-Generally Accepted Accounting Principles (GAAP) measures. We believe EBDT is a key indicator of our performance and, over the long term, our ability to grow shareholder value. An exhibit illustrating factors impacting the Company's full-year 2009 EBDT results is available on page 23 of the Supplemental Package included in this 2009 Summary Annual Report and Supplemental Package.

Our combined Commercial and Residential Segments had a strong year and generated a pre-tax EBDT increase of $92.0 million[1] compared with 2008.

The increase was driven by a number of factors, including a gain of $27.1 million on early extinguishment of debt, decreased development project write-offs of $23.1 million, $21.5 million in reduced interest expense on our mature portfolio, increased income from the sale of tax credits of $21.5 million, lower losses due to mark-to-market changes in the fair market value of forward swaps of $19.5 million, $11.0 million in income as a result of new HUD guidelines on the treatment of replacement reserves, and $6.4 million in EBDT from newly opened properties.

operations of $17.5 million, reflecting the continued softness in the land business during 2009.

Total EBDT was also impacted by decreased corporate expenses of $5.4 million compared with 2008 due primarily to reduced compensation expense and cost-control efforts. Corporate interest expense increased $16.8 million as a result of increased borrowings on our revolving credit facility, additional interest expense associated with new convertible debt issued in the third quarter, and the non-cash impact of the adoption of accounting guidance for convertible

WE OVERCAME SIGNIFICANT CHALLENGES TO ACHIEVE RECORD EBDT, IMPROVE THE BALANCE SHEET, REDUCE EXPENSES, COMPLETE SUCCESSFUL NEW PROJECTS, AND ACHIEVE MAJOR PROJECT MILESTONES.

Net Operating Income by Product Type[4]
January 31, 2010 ($735.1 million)



Retail 36%
Office Buildings 34%
Apartment 22%
Military Housing 5%
Hotels 2%
Land 1%

Total Assets
January 31, (in billions)

Year	Total Assets
2006	$ 8.0
2007	$ 9.0
2008	$10.3
2009	$11.4
2010	**$11.9**

Liquidity
Adjusted cash and credit available
January 31, (in millions)

Year	Liquidity
2006	$547
2007	$644
2008	$729
2009	$500
2010	**$369**

These positive factors were offset somewhat by a decrease of $12.4 million in commercial outlot sales, 2008 lease termination fee income of $12.2 million that did not recur in 2009, $8.6 million in reduced fee income from military housing, and $4.0 million in reduced EBDT from properties sold.

In the Company's Land Segment, pre-tax EBDT increased $6.2 million[1] compared with 2008 as a result of the 2008 write-down of $12.4 million related to the Lehman Brothers, Inc. bankruptcy, which did not recur in 2009, and the gain on early extinguishment of debt of $11.3 million, primarily related to the repurchase of two land loans at a significant discount during the second quarter. These positive factors in the Land Segment were offset by decreased EBDT from Land

securities in 2009. Finally, the Company's share of operating losses for the Nets basketball team increased by $2.5 million, and the Company had a smaller tax benefit of $2.1 million for 2009 compared with the prior year.

The net loss for the full year was $30.7 million, or $0.22 per share, compared with a net loss of $113.2 million, or $1.10 per share, in 2008.

Revenues for the year ended January 31, 2010 were $1.26 billion, a 1.8 percent decrease compared with the prior year.

At January 31, 2010, the Company had $251.4 million ($275.0 million at the Company's pro-rata share) in cash on its balance sheet and $220.5 million of available capacity on the revolving line of credit.

Capital Transactions and Other Financing Activities

During 2009 and early 2010, we executed a series of capital markets and financing transactions that contributed to improving Forest City's balance sheet and enhancing liquidity. These transactions, which totaled $965 million before transaction-related fees, included:

- raising $345.0 million through the issuance of 52.3 million Class A common shares;
- utilizing privately negotiated exchange and sale transactions with certain holders of the Company's 3.625 percent Puttable Equity Linked Notes due 2011, for a new issue of 3.625 percent Puttable Equity-Linked Senior Notes due in 2014, resulting in exchanges of $167.4 million of the 2011 notes, and the cash sale of an additional $32.6 million of 2014 notes;
- closing a $200 million offering of 5 percent Convertible Senior Notes due 2016; and
- entering into privately negotiated transactions with certain holders of three separate series of Senior Notes due 2011, 2015 and 2017, for a new issue of Cumulative Perpetual Convertible Preferred Stock, resulting in exchanges of $170 million of Senior Notes and cash sale of an additional $50 million of the new preferred.

In addition, we successfully closed our new, two-year, $500 million revolving credit facility with the support of our 15-member bank group. Many of the banks have been with us for decades, and we added Barclays as a new participant in the line.

During the year, we closed on nonrecourse mortgage transactions totaling $1.6 billion ($1.7 billion at the Company's pro-rata share). The total included $278 million ($313 million at pro-rata) in refinancings and $1.3 billion ($1.4 billion at pro-rata) in loan extensions and additional fundings. This level of achievement in 2009 is a tribute to the hard work, tenacity and dedication of our finance teams and our non-recourse lenders.

As of January 31, 2010, the Company's weighted average cost of mortgage debt increased to 5.16 percent from 5.00 percent at January 31, 2009, due primarily to an increase in variable-rate mortgage debt. Fixed-rate mortgage debt, which represented 71 percent of our total nonrecourse mortgage debt, and is inclusive of interest rate swaps, decreased from 6.04 percent at January 31, 2009, to 6.00 percent at January 31, 2010. Variable-rate mortgage debt increased from 1.98 percent at January 31, 2009 to 3.06 percent at January 31, 2010.

DURING 2009 AND EARLY 2010, WE EXECUTED A SERIES OF CAPITAL MARKETS AND FINANCING TRANSACTIONS THAT CONTRIBUTED TO IMPROVING FOREST CITY'S BALANCE SHEET AND ENHANCING LIQUIDITY.

Real Estate Portfolio Overview*[5]
January 31, 2010

Retail	Square Feet Including Anchors 27,826,000
Office Buildings	Leasable Square Feet 14,112,000
Hotels	Rooms 1,833
Apartments Includes residual interest in 741 Federally Subsidized housing units	Units 34,657
Military Housing	Units 11,953
Arena	Square Feet/Seats 670,000/18,000
Land Development	Gross Acres Held 10,543

**includes unconsolidated properties but excludes condominiums*

Asset Sales and Joint Ventures

During 2009 and continuing through early 2010, we capitalized on firming asset pricing in key real estate segments to unlock value in our portfolio through selective asset sales and joint ventures. All of our recent transactions were completed at attractive cap rates, and generated total proceeds exceeding the $200 million target we set last year. These transactions included:

- the sale of The Shops at Grand Avenue, a retail center in the Borough of Queens, New York, for $33.5 million, representing a 7.75 percent cap rate;
- the sale of our partnership interests in three supported-living apartment communities, which yielded proceeds of approximately $30 million;
- the creation of a joint venture with Bernstein Management Corporation for ownership of three residential multifamily properties in our Washington, D.C. area apartment portfolio, which resulted in proceeds of approximately $32 million, representing a cap rate of 6.5 percent; and
- the creation of a joint venture with Health Care REIT, Inc. for ownership of seven life science office buildings at University Park at MIT in Cambridge, Massachusetts. The transaction represents a 7.6 percent cap rate and is expected to result in total proceeds of approximately $138 million, including approximately $10 million from one remaining building expected to close in the near future.

Portfolio Performance

We were pleased with the performance of our portfolio, particularly in light of the market and economic conditions we faced in 2009. Overall comparable property net operating income (Comp NOI) from the portfolio was down 0.8 percent[4] for the year compared with 2008 – solid results in challenging times. Comparable property occupancies finished the year modestly above 2008 levels in all three major portfolio segments: retail, office and residential.

Comp NOI, defined as NOI from properties operated for the full year in both 2009 and 2008, is a non-GAAP financial measure and is based on the pro-rata consolidation method, also a non-GAAP financial measure.



80 DeKalb Avenue, Brooklyn, New York

Office

Our office portfolio showed strength throughout 2009, with Comp NOI for the year increasing 5.4 percent[4], while comparable office occupancies were 90.3 percent at the end of the year, an increase from the end of 2008. The positive results from the portfolio were driven by higher occupancies at our life sciences properties as well as rent improvements at several of our New York City office buildings.

Outlook: We expect Comp NOI growth in office to continue to be positive, but to moderate somewhat in the near term. Occupancies should remain stable with the potential for modest increase. The majority of our portfolio is leased to large, high-quality tenants signed to long-term leases in core markets. Across the portfolio, major leases are generally well staggered, and no single tenant accounts for more than 8 percent of the total office portfolio square footage.

Retail

In 2009, Comp NOI for the retail segment was down 3.9 percent[4] and occupancy in our comparable retail centers was 90.1 percent. Leasing spreads (the difference between rents on expiring leases and rents on new leases) were down 4.7 percent in our regional malls and regional mall sales averaged $386 per square foot. Comparable regional mall sales decreased 8.8 percent, a reflection of recessionary pressure on consumers.

Outlook: Because of its sensitivity to the broader economy, retail has been hard hit by the recession. As with all of our product categories, our approach during the recession has been to focus on maintaining occupancies in order to position the properties to benefit as conditions improve. We began to see some modest improvement in our retail portfolio late in 2009. We expect improvement in the retail portfolio to continue as the economy gains momentum.



The Village at Gulfstream Park, Hallandale Beach, Florida

Commercial Group

2009 Performance at a Glance	
EBDT[1]	$ 286.4 mil.
Comparable NOI Decrease[4]	(0.2%)
Retail Comparable NOI Decrease[4]	(3.9%)
Office Comparable NOI Increase[4]	5.4%
Regional Mall Sales Per Square Foot	$386
Comparable Regional Mall Sales Decrease	(8.8%)
Comparable Retail Occupancy	90.1%
Comparable Office Occupancy	90.3%
Portfolio at a Glance[5]	
Total	
Completed Projects	100
Projects Under Construction	5
Total Assets	$ 8.6 bil.
Retail	
Completed Retail Centers	46
Retail Centers Under Construction	3
Total Retail Square Footage	27.8 mil.
Gross Leasable Area	16.9 mil.
Office	
Completed Office Buildings	49
Office Buildings Under Construction	1
Office Square Footage	14.1 mil.
Arena	
Arena Under Construction	1
Total Arena Square Footage	670,000
Estimated Seating Capacity for NBA Basketball Event	18,000
Hotel	
Completed Hotels	5
Total Rooms	1,833

Residential

During 2009, overall market conditions put pressure on rents, occupancy and margins for our residential portfolio. For the full year, Comp NOI from our residential portfolio decreased 2.8 percent[4]. Comparable average occupancies were 92.2 percent and comparable property net rental income (defined as gross rent less vacancies and concessions) ended the year at 90.2 percent. As expected, construction and development fees from our Military Housing business were lower due to the completion of the development phases at several of our installations. Although EBDT from Military Housing was down for the year, this remains a solid, profitable business and we continue to evaluate opportunities to grow our nearly 12,000-unit military portfolio[5].

Outlook: We anticipate that our residential multifamily portfolio will be among the first areas of our business to respond favorably if overall conditions in the general economy continue to improve. Occupancies should remain stable, with potential for modest growth, driven in part by a relative lack of new product in the multifamily rental market over the past several years.

Land

Our land business is clearly the segment hit hardest by the bursting of the housing bubble, the turmoil in the financial sector and the recession. Our 2009 operating results for Land were down meaningfully from 2008 results, reflecting the continued impact of the economy and credit market conditions on home builders and consumers.

As a result of these same stresses, however, we have been able to take advantage of opportunities in the land segment. For example, during 2009 we were able to repurchase two land loans related to our own projects at a significant discount. On April 1, 2010, we announced a financing and development partnership for an existing 3,000-acre, master-planned community in suburban Houston, one of the strongest single-family home markets in the country. We entered the transaction through the purchase of discounted debt and will have a majority combined stake in the venture going forward.

Outlook: More indicators are suggesting that the single-family home market may have reached a bottom and even begun to turn up in certain markets. If this trend continues, it bodes well for our land business, where we have significant entitled development opportunity in good markets, and are in a position to respond quickly to builders' demand for lots.

In some of our key developments, including Stapleton in Denver, early signs suggest a readiness on the part of builders to increase their inventory of lots to meet anticipated growth in demand. Stapleton is also an example of the very real value of the strategy of "place-making," our approach to creating complete live/work/shop/play communities. Throughout the recession, we have continued to sell lots to builders at Stapleton, albeit in reduced numbers, and average home prices (excluding affordable units) have continued to appreciate. In addition, average resale values exceeded original purchase prices throughout 2009. Perhaps most telling, approximately 30 percent of 2009 home buyers were already residents of Stapleton.

Longer term, we remain bullish on the land business. We believe that demographic trends, including continued U.S. population growth, combined with historically low housing starts over the past several years, will naturally lead to increased demand as the economy improves.

BETWEEN OUR 2009 AND ANTICIPATED 2010 OPENINGS, WE WILL ADD MORE THAN $800 MILLION (AT PRO-RATA) WORTH OF REAL ESTATE TO THE PORTFOLIO.

Openings and Pipeline Update

The Company has curtailed new development and slowed the pace of some existing pipeline projects in response to the economic downturn that began in 2008. As a result, we commenced construction on one new project – the Barclays Center arena in Brooklyn, New York – in 2009. While this level of activity is quite a change from the period of 2005 to 2008, during which we started construction on 36 projects representing approximately $3.4 billion[7] of cost (at pro-rata), it is appropriate in light of economic and financial market conditions, and is consistent with our focus on preserving liquidity. Going forward, we believe our shadow pipeline gives us considerable flexibility in the form of a significant number of entitled opportunities in core markets. This will allow us to promptly ramp-up new development as economic and financial market conditions improve.

Between our 2009 and anticipated 2010 openings, we will add more than $800 million[8] (at pro-rata) worth of real estate to the portfolio. At the positive spreads between returns and the cost of financing that currently exist in the marketplace, we expect all of these openings to be accretive to our performance.

Milestones

Financial

- Achieved record EBDT of $301.1 million[1] in fiscal 2009
- Raised $345 million through offering of 52.3 million shares of Class A common stock
- Exchanged $167.4 million of Puttable Equity-Linked Senior Notes, for new notes due 2014; issued additional $32.6 million of new notes for cash
- Issued $200 million in Convertible Senior Notes, due 2016
- Addressed approximately $1.7 billion[6] at pro-rata of property-level, nonrecourse mortgage debt maturities
- Secured new, two-year $500 million revolving credit facility
- Exchanged $170 million of Senior Notes due 2011, 2015 and 2017 for a new issue of convertible preferred stock; issued additional $50 million of preferred for cash (in March 2010)

Properties and Projects

- Opened 127,000-square-foot expansion of Promenade at Temecula retail center in California
- Broke ground on publicly funded riverfront park at The Yards in Washington D.C.
- Celebrated topping out of Beekman residential tower in Manhattan
- Began initial lease-up of 365-unit 80 DeKalb residential rental community in Brooklyn
- Opened Costco at East River Plaza retail center in Manhattan
- Opened Village at Gulfstream Park retail center in Hallandale Beach, Florida (in February 2010)
- Completed construction on first two office buildings at Waterfront in Washington, D.C. (in early 2010)
- Chosen as an advisor for Poplar Point, mixed-use riverfront project in Southeast Washington
- Named program manager for redevelopment of San Juan, Puerto Rico's waterfront district
- Selected as fee developer for new City Hall in downtown Las Vegas

JVs and Asset Sales

- Completed sale of The Shops at Grand Avenue in Queens, New York
- Completed sale of partnership interests in three supported-living apartment communities
- Announced joint venture with Bernstein Management for three apartment communities in Washington, D.C. (in early 2010)
- Established joint venture with Health Care REIT for a group of office buildings in University Park at MIT (in early 2010)
- Secured financing and development partnership for Woodforest master-planned community in Houston (in April 2010)

Atlantic Yards

- Secured refinancing on key $161.9 million land loan
- Received key favorable ruling from NY State Court of Appeals on eminent domain lawsuit
- Received investment-grade ratings for $511 million in tax-exempt bonds to help finance Barclays Center
- Announced agreement to sell interests in Nets team and Barclays Center arena to entities controlled by Mikhail Prokhorov
- Commenced construction, completed Master Closing, celebrated groundbreaking for Barclays Center arena

Land Development Group

2009 Performance at a Glance

EBDT[1]	$ 12.8 mil.
Gross Acres Owned at Year-End	10,543
Number of Projects	38
Acres with Option to Purchase	8,463

2009 Property Openings

Forest City opened three projects during 2009, adding $276.7 million of cost at the Company's pro-rata share and on a full consolidation basis. Major openings during the year included:

- ***Promenade at Temecula*** expansion, which added a 127,000-square-foot outdoor town center to this 1.1-million-square-foot regional mall in Southern California. The expansion is currently 71 percent leased and committed, and the balance of the center is 98 percent leased.
- ***80 DeKalb Avenue***, a 365-unit residential rental community in Brooklyn, which opened for leasing and initial move-ins during the fourth quarter of 2009. As we write this letter, we already have signed or pending leases for more than half of the total units.

Under Construction and 2010 Property Openings

At the end of fiscal 2009, we had seven projects under construction with a total project cost of $2.3 billion ($2.2 billion at our pro-rata share). One of these projects has already opened, and three others are expected to open by the end of 2010.

On February 11, 2010, we held the grand opening of The Village at Gulfstream Park, a 510,000-square-foot mixed-use retail center in Hallandale Beach, Florida. This shopping and entertainment destination, anchored by Gulfstream Park Racetrack and Casino, will feature approximately 70 stores, up to 89,000 square feet of Class A office space and the potential for future residential units. The retail space is 85 percent leased as we write this letter.

We have two retail centers under construction in our New York City core market. On November 12, 2009, we opened Costco at the 527,000-square-foot East River Plaza big-box retail center. The balance of the center, which is 93 percent preleased, is expected to open later in 2010. In addition to being home to Manhattan's first Costco, the center will also be home to the borough's first Target. Also under construction, is the 1.3-million-square-foot Ridge Hill, a premier retail/mixed use project in Yonkers that will benefit from the compelling location and demographics of Westchester County. The project has commitments in place from high-quality anchors including National Amusements and Whole Foods, and we are in active discussions with additional prospective tenants. During the year, we reached an agreement with a 13-member bank group on a two-year extension and modification of the $557 million construction financing for Ridge Hill.

In Washington, D.C., we are near completion of the first phase of the Waterfront Station redevelopment project. The first two office buildings, which are targeting to meet LEED Gold certification, total 631,000 square feet of office and ground-level retail space. The office component is leased to the District of Columbia for government offices, and move-ins are underway. At our other Washington, D.C. project – The Yards – we broke ground in 2009 on a publicly funded riverfront park that will serve as a community centerpiece for this part of Southeast Washington, and will help to create a unique sense of place for the overall project.

In the residential portfolio, we have two projects under construction. The first is Beekman, a 76-story, 1.1-million-square-foot high-rise apartment community in Manhattan.



Waterfront Station, Washington, D.C.


BEST BUY

East River Plaza, Manhattan, New York

Beekman, which will have 904 market-rate apartments, is already becoming a landmark in Lower Manhattan. Leasing will begin in 2011. The second project is the 161-unit Presidio Landmark, an adaptive re-use of a former U.S. Health Service hospital at the foot of the Golden Gate Bridge in San Francisco. Leasing for Presidio Landmark, which is being developed in partnership with the Presidio Trust, will begin later this year.

In Brooklyn, 2009 was a year of major milestones for our Atlantic Yards project. We successfully addressed a major land loan, the lawsuits opposing the project are all but behind us, and the tax-exempt bonds that will help finance the construction of the arena have been issued at an attractive rate. In addition, we identified a great partner who plans to take a majority interest in the team and a significant interest in the arena. We began construction on the arena and executed the Master Closing for the project.

On March 11, 2010, we held the groundbreaking ceremony for the Barclays Center, a world-class, 18,000-seat sports and entertainment arena that will bring major professional sports back to Brooklyn as the home of the NBA's Nets. We look forward to providing Brooklyn with the anticipated economic benefits, housing, jobs and revitalization of the overall Atlantic Yards project.


PACE UNIVERSITY

Beekman, Manhattan, New York

Residential Group

2009 Performance at a Glance

EBDT[1]	$ 122.8 mil.
Comparable NOI Decrease[4]	(2.8%)
Comparable Annual Average Occupancy	92.2%
Comparable Year-End Occupancy	93.7%

Portfolio at a Glance[5]

Total Assets	$ 2.7 bil.
Completed Apartment Communities	117
Apartment Communities Under Construction	3
Completed Apartment Units	33,244
Apartment Units Under Construction	1,413
Completed Military Housing Communities	1
Military Housing Communities Under Construction	7
Completed Military Housing Units	1,952
Military Housing Units Under Construction	10,001

Reflections and Outlook

In summary, 2009 was a year in which we accomplished a great deal as an organization. It was also a year of valuable learnings – both new insights as well as validations of long-held beliefs.

For example, we saw in stark contrast both the opportunities and risks of development. Development is a key long-term value driver and a distinguishing core competency for Forest City. At the same time, the overall level of development activity must be kept in balance with the operating portfolio and the needs and capacities of the organization, as well as the demands of the marketplace and capital markets. Achieving and maintaining the appropriate balance will continue to be an ongoing focus and discipline for Forest City.

We also saw confirmation that the talent, reputation and relationships that buoy the Company during the best of times, also sustain it through periods of intense challenge. We've often said that ours is a relationship business – with lenders, tenants, business partners, communities, investors and our own associates. The strength of those relationships, as well as the depth of our talent base, contributed significantly to what we have achieved and will continue to achieve.

We gained additional insights about the necessary role of leverage as a component of our capital strategy, as well as the evolving perceptions of leverage in the financial and investment community. We made progress toward a long-term goal of reducing debt. At the same time, we were again reminded of the importance of the "anatomy" of that leverage. The benefit of our focus on nonrecourse debt for property financing was validated again in 2009 by our success in managing our property-level debt maturities in the face of near-frozen credit markets.

Finally, we saw the truth in one of the oldest adages in real estate – location, location, location. Our focus on core markets and key urban centers contributed significantly to results in 2009. These are markets with high barriers to entry into which we have brought our core competencies such as public/private partnerships, urban infill, mixed-use, adaptive re-use and master planning. We have a reservoir of entitled development opportunities in these markets that position the Company to capitalize on improving conditions with first-to-market advantage.

Creating long-term value for our shareholders is something to which we are deeply committed. Broadly speaking, market valuations for public real estate companies have recovered significantly from the lows seen just a year ago. Those who invested with us within the past year have achieved a meaningful return and the beginnings of what we believe is an opportunity for long-term value creation. Those who have invested with us through past business cycles are already aware of our track record of creating value over time, even during challenging conditions.

THE ACCOMPLISHMENTS OF 2009 AND THE STRENGTH OF OUR RESULTS, TOGETHER WITH SIGNS OF IMPROVEMENT IN THE ECONOMY AND CREDIT MARKETS, GIVE US GREATER OPTIMISM TODAY THAN AT ANY TIME IN THE RECENT PAST.

While we are gratified by the rebound of our share price, we are not satisfied. Our shares continue to trade at an EBDT multiple below industry averages for real estate stocks. We believe the cap rates achieved in our asset sales and joint venture transactions in 2009 and early 2010 demonstrate the compelling value in our portfolio. Further, we believe the projects currently under construction, our development pipeline and the talent and depth of our team are distinguishing value drivers that are not reflected in our share price. Therein lies the opportunity for our shareholders and the challenge for our management team.

The accomplishments of 2009 and the strength of our results, together with signs of improvement in the economy and credit markets, give us greater optimism today than at any time in the recent past. The U.S. economy has shown remarkable resilience over time, and we believe a recovery will come. More fundamentally, we believe the continued demographic growth of the country, combined with obsolescence and lack of new product in the built environment, will create ample opportunity for Forest City over the longer term.

At the same time, we maintain a cautious outlook. There is lingering weakness in the economy and in real estate, unemployment remains a concern, and there is no certainty as to the timing and extent of a turnaround. Concern about deficits, the return of inflation and the prospect of rising interest rates also moderate our outlook. To be sure, the economy and the country have come a long way, and we have come a long way as a company. Still, our fundamental approach remains cautious.

Our experience, as reflected in a 50-year history as a public company (our stock began trading over the counter in 1960), together with our reputation, our core values as an organization, and the relationships we have built with all of our major constituencies – investors, partners, lenders, communities, tenants, and associates – all played a major role in what we were able to accomplish in 2009. We thank you for your ongoing support and look forward to updating you throughout the year as we seek to execute on our strategies and build long-term momentum and enhanced shareholder value.



Samuel H. Miller
Co-Chairman of the Board and Treasurer



Albert B. Ratner
Co-Chairman of the Board



Charles A. Ratner
President and Chief Executive Officer

Portfolio of Real Estate

Forest City Enterprises, Inc. and Subsidiaries

WASHINGTON
Seattle
Olympia
NEVADA
Las Vegas
CALIFORNIA
Oakland
San Francisco
San Jose
Fresno
Los Angeles
San Diego
HAWAII
Honolulu
ARIZONA
Tucson
COLORADO
Denver
NEW MEXICO
Albuquerque
El Paso
TEXAS
Dallas
San Antonio
MISSOURI
ILLINOIS
Chicago
MICHIGAN
Detroit
OHIO
Cleveland
Akron
Dayton
KENTUCKY
TENNESSEE
Memphis
GEORGIA
Atlanta
FLORIDA
Tampa
Ft. Lauderdale
Miami
SOUTH CAROLINA
NORTH CAROLINA
Charlotte
Raleigh
VIRGINIA
Richmond
WEST VIRGINIA
Charleston
PENNSYLVANIA
Pittsburgh
Philadelphia
NEW YORK
Buffalo
New York
MD
NJ
CT
RI
MA
Boston
Providence
Washington D.C. / Baltimore
UNITED KINGDOM
London

Core Markets
Retail Centers
Office Buildings
Hotels
Apartments
Arena
Under Construction
Land Development
Corporate Headquarters
Regional Offices

NOTE: Numbers indicate properties in each market. A listing of our real estate portfolio is included on pages 58 to 68 in the Supplemental Package for the year ended January 31, 2010.

Corporate Directory
Forest City Enterprises, Inc. and Subsidiaries



BOARD OF DIRECTORS

Front row, left to right:

Stan Ross, *Retired Vice Chairman – Ernst & Young LLP; Chairman of the Board and Senior Fellow – University of Southern California Lusk Center for Real Estate*

Albert B. Ratner, *Co-Chairman of the Board*

Charles A. Ratner, *President and Chief Executive Officer*

Ronald A. Ratner, *Executive Vice President*

Samuel H. Miller, *Co-Chairman of the Board and Treasurer*

Brian J. Ratner, *Executive Vice President*

Back row, left to right:

Deborah Ratner Salzberg, *President of Forest City Washington, Inc.*

Louis Stokes, *Senior Counsel – Attorney-at-Law, Squire, Sanders & Dempsey LLP; Former Member of the United States Congress*

Bruce C. Ratner, *Executive Vice President*

Deborah L. Harmon, *Chief Executive Officer – Artemis Real Estate Partners, LLC; President – Harmon & Co.; Principal – Caravel Fund Management; Former President and Chief Investment Officer – J.E. Robert Companies*

Scott S. Cowen, *President – Tulane University*

Jerry V. Jarrett, *Retired Chairman and Chief Executive Officer – Ameritrust Corporation*

Joan K. Shafran, *Chief Operating Officer – Powell Partners Limited; Executive Managing Partner – The Berimore Company*

James A. Ratner, *Executive Vice President*

Michael P. Esposito, Jr., *Non-Executive Chairman – Primus Guaranty Ltd.; Non-Executive Chairman – Syncora Holdings Ltd.; Retired Non-Executive Chairman – XL Capital Ltd.; Retired Executive Vice President/Chief Control Compliance and Administrative Officer – The Chase Manhattan Bank, N.A.*

CORPORATE OFFICERS

Samuel H. Miller, *Co-Chairman of the Board and Treasurer*

Albert B. Ratner, *Co-Chairman of the Board*

Charles A. Ratner, *President and Chief Executive Officer*

James A. Ratner, *Executive Vice President*

Ronald A. Ratner, *Executive Vice President*

Bruce C. Ratner, *Executive Vice President*

Brian J. Ratner, *Executive Vice President*

Robert G. O'Brien, *Executive Vice President – Chief Financial Officer*

David J. LaRue, *Executive Vice President – Chief Operating Officer*

Andrew J. Passen, *Executive Vice President – Human Resources*

Linda M. Kane, *Senior Vice President, Chief Accounting and Administrative Officer*

Nancy W. McCann, *Senior Vice President – Marketing and Public Relations*

Geralyn M. Presti, *Senior Vice President, General Counsel and Secretary*

James W. Finnerty, *Vice President – Tax*

Thomas T. Kmiecik, *Assistant Treasurer*

Allan C. Krulak, *Vice President – Director of Community Affairs*

Charles D. Obert, *Vice President – Corporate Controller*

Charles L. Rau, *Vice President – Chief Technology Officer*

GENERAL COUNSEL OFFICE

Geralyn M. Presti, *Senior Vice President, General Counsel and Secretary*

William M. Warren, *General Counsel Emeritus*

David J. Gordon, *Associate General Counsel*

Charles L. Pitcock, *Associate General Counsel*

Joan C. Glenn-Katzakis, *Assistant General Counsel*

Amanda M. Seewald, *Assistant General Counsel*

FOREST CITY RENTAL PROPERTIES CORPORATION
(Selected Officers)

Mark C. Siegel, *Senior Vice President – Strategy and Investment Management*

Douglas A. Benjamin, *Vice President – Assistant Controller*

James A. Criswell, *Vice President – Internal Audit*

Michael J. Evrard, *Vice President – Business Services*

Vincent S. Hill, *Vice President – Corporate Security and Loss Prevention*

Sally A. Ingberg, *Vice President – Debt Management*

Thomas K. Johnson, *Vice President – Risk Management*

Jeffrey B. Linton, *Vice President – Corporate Communication*

Michael E. Lonsway, *Vice President – Strategy and Investment Management*

Jonathan Ratner, *Vice President – Sustainability Initiatives*

FOREST CITY COMMERCIAL GROUP, INC.

James A. Ratner, *Chairman, President and Chief Executive Officer*
D. Layton McCown, *Executive Vice President and Chief Financial Officer*

Operating Division

Duane F. Bishop, Jr., *Executive Vice President – Asset Management*

Accounting

John L. Hyclak, *Vice President*
Michael R. May, *Vice President*
Mark W. Smith, *Vice President*

Leasing

Joseph J. Boehm, III, *Senior Vice President – Retail Leasing*
Keith T. Brandt, *Vice President – Retail Leasing*
James M. Cory, *Vice President – Retail Leasing*
James P. Crosby, *Vice President – Office Leasing*
Michael E. Stevens, *Executive Vice President – Retail Leasing*

Management

Brian D. Cappelli, *Vice President – Office Operations*
Edward A. Chanatry, *Vice President – Asset Management*
Michael F. Farley, *Senior Vice President – Asset Management*
Tom L. Gilkeson, *Vice President – Retail Operations*
Jane E. Lisy, *Vice President – Marketing*
William T. Ross, *Senior Vice President – Asset Management*
Alan W. Schmiedicker, *Senior Vice President – Property Management*

Development Division

Peter B. Calkins, *Executive Vice President and Chief Operating Officer – Science + Technology Group*
Emerick J. Corsi, *Executive Vice President of Development*
Lawrence R. Klein, *Vice President of Development*
Brian J. Ratner, *President – East Coast Development*
Joginder Singh, *Executive Vice President – Commercial Construction*
Frank C. Wuest, *President – Science + Technology Group*

Forest City Finance Corporation

Judith A. Wolfe, *President*
Steven H. Kurland, *Senior Vice President*
Liane M. Simonetti, *Senior Vice President*
Douglas S. Brooks, *Vice President*
Eric J. Louttit, *Vice President*

Forest City International Limited

Brian S. Garrison, *Managing Director*

Forest City Ratner Companies – New York, New York

Bruce C. Ratner, *Chairman and Chief Executive Officer*
Joanne M. Minieri, *President and Chief Operating Officer*
Deborah J. Levinson, *Executive Vice President and Chief Financial Officer*

Commercial and Residential Development

MaryAnne Gilmartin, *Executive Vice President*
Melissa R. Burch, *Senior Vice President*
James R. Lester, *Senior Vice President*
Jane M. Marshall, *Senior Vice President*
Susi Yu, *Senior Vice President*

Retail Development

Richard S. Pesin, *Executive Vice President and Director*
John R. Cournoyer, *Senior Vice President*
Roger S. Krulak, *Senior Vice President*

Construction and Design Development

Robert P. Sanna, *Executive Vice President and Director*
Linda Chiarelli, *Senior Vice President and Deputy Director of Construction*
Gregory G. Lowe, *Senior Vice President*
Joseph A. Rechichi, *Senior Vice President*
Scott G. Stutman, *Senior Vice President*

Finance

Andrew P. Silberfein, *Executive Vice President*
Christopher L. Clayton, *Senior Vice President*
Howard A. Klein, *Senior Vice President*

Legal

David L. Berliner, *Executive Vice President and General Counsel*
Susan Elman, *Senior Vice President and Deputy General Counsel*

Accounting

Lauren T. Du, *Senior Vice President and Controller*
John K. Schnabel, *Vice President and Director of Financial Reporting*
Dalia Schwartz, *Vice President and Director of Cost Control*

Investment Management

Matthew L. Messinger, *Executive Vice President*
Josie Mok, *Vice President*

Government and Public Affairs

Bruce R. Bender, *Executive Vice President*
Scott C. Cantone, *Senior Vice President*

Office Services

Donna C. Singleton, *Senior Vice President and Administrative Officer*
Elena S. Iracane, *Senior Vice President – Human Resources*
Kevin R. Vertrees, *Senior Vice President and Chief Information Officer*

First New York Partners

Terence M. Whalen, *President*
Loise Ocasio, *Vice President and Director of Property Accounting*
Yehuda Z. Sheinfeld, *Vice President and Director of GAAP Accounting and SBU Reporting*

FOREST CITY RESIDENTIAL GROUP, INC.

Ronald A. Ratner, *President and Chief Executive Officer*
James J. Prohaska, *Executive Vice President and Chief Operating Officer*
James T. Brady, *Vice President and Chief Financial Officer*
John D. Brocklehurst, *Vice President*
David S. Conway, *Vice President – Asset Management*
Jeffrey M. Frericks, *Vice President – Financial Operations*
James A. Kovalcheck, *Vice President – Financial Operations*
Gerald M. Leuhsler, *Vice President – Construction Administration*
David J. Levey, *Executive Vice President – East Coast Development*
Jay W. Magee, *Vice President – Equity Services*
Lori L. Reeves, *Vice President*
James E. Truitt, *Vice President – Development*

Forest City Capital Corporation
Mark H. Gerteis, *President*
Anthony A. Love, *Vice President*
Christopher M. Mellis, *Vice President*
Karen A. Travers, *Vice President*

Forest City Residential Management, Inc.
George M. Cvijovic, *Co-President, Chief Operations Officer*
Angelo N. Pimpas, *Co-President, Chief Administrative Officer*
Genevieve L. Bauer, *Vice President – Military Housing*
Rod H. Brannon, *Vice President – Engineering and Maintenance*
Tommy H. Carter, *Vice President – Military Housing*
Cynthia L. Ritenour, *Vice President – Administration*
Tina L. Rosendale, *Vice President – Conventional Housing*

Forest City Stapleton, Inc. - Denver, Colorado
John S. Lehigh, *President*
James D. Chrisman, *Senior Vice President – Development*
Brian Fennelly, *Vice President – Finance and Accounting*
Denise A. Gammon, *Senior Vice President – Development*
Charles C. Nicola, Jr., *Senior Vice President – Design and Construction*

Mesa del Sol – Albuquerque, New Mexico
Michael D. Daly, *President*

Forest City Military Communities
Thomas W. Henneberry, *President*
Michael S. Defferding, *Executive Vice President*
Gary R. Walton, *Vice President – Construction*
Robert J. Kelly, *Chief Financial Officer*
Jon C. Wallenstrom, *Senior Vice President – Hawaii*
James C. Ramirez, *Vice President Construction – Hawaii*
John A. Ehle, *Senior Vice President – Midsouth, Midwest, Northwest, Air Force Academy*
Michael D. Nanney, *Vice President – Northwest*

Forest City Washington, Inc. – Washington, D.C.
Deborah Ratner Salzberg, *President*
Thomas W. Henneberry, *Chief Operating Officer*
Thomas G. Archer, *Senior Vice President – Development*
Ramsey D. Meiser, *Senior Vice President – Development*
Gregory B. Spivey, *Vice President – Construction*

Forest City West – Los Angeles, California
Kevin L. Ratner, *President*
Dimitri G. Vazelakis, *Chief Operating Officer*
Alexa C. Arena, *Vice President – Development-San Francisco*
Theodore R. Beder, *Vice President – Finance and Accounting*
Scott R. Carlson, *Senior Vice President – Acquisitions*
James M. Ostrom, *Vice President – Construction*
Renata C. Simril, *Senior Vice President – Development-Los Angeles*
George Michael VanEtten, *Vice President – Construction*

FOREST CITY LAND GROUP, INC.
Robert F. Monchein, *President*
Mark A. Ternes, *Senior Vice President and Chief Financial Officer*
Dean F. Wingert, *Senior Vice President*
David R. Blom, *Vice President*
James P. Martynowski, *Vice President*
William A. Sanderson, *Vice President*

SEC Form 10-K

This Summary Annual Report and Supplemental Package is only a summary of fiscal year 2009 and should be read in conjunction with our Annual Report on Form 10-K as filed with the Securities and Exchange Commission. A copy of Form 10-K may be downloaded from our website or obtained without charge upon written request to:

Thomas T. Kmiecik
Assistant Treasurer
Forest City Enterprises, Inc.
50 Public Square, Suite 1100, Terminal Tower
Cleveland, Ohio 44113
tomkmiecik@forestcity.net

Transfer Agent and Registrar

Wells Fargo
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-9440
(800) 468-9716
www.shareowneronline.com

Dividend Reinvestment and Stock Purchase Plan

The Company offers its stockholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan at 97 percent of current market value. A copy of the Plan prospectus and an enrollment card may be obtained by contacting Wells Fargo Shareowner Services at (800) 468-9716 or by visiting www.shareowneronline.com.

Annual Meeting

The annual meeting of Forest City Enterprises' shareholders will be held on June 16, 2010 at 2:00 p.m. at the Ritz-Carlton Hotel in Cleveland, Ohio:

Ritz-Carlton Hotel
6th Floor Riverview Room
Tower City Center
1515 West Third Street
Cleveland, Ohio 44113

Number of Holders of Common Stock

The number of shareholders of record as of February 26, 2010 for Class A and Class B common stock was 819 and 485, respectively, as certified by Wells Fargo, Agent.

Website

www.forestcity.net
The information found on the Company's website is not part of this summary annual report.

Executive Offices

Forest City Enterprises, Inc.
Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113
(216) 621-6060

Stock Exchange Listing

New York Stock Exchange
New York, New York
Symbols: FCEA and FCEB


FCEA
Listed
NYSE


FCEB
Listed
NYSE

Footnotes to Summary Annual Report:

(1) Refer to the explanation of EBDT and Reconciliation of Net Earnings to EBDT beginning on page 21 of the Supplemental Package enclosed in this report.

(2) For the year ended January 31, 2010, the effect of 12,065,194 shares of dilutive securities was not included in the computation of diluted earnings per share because their effect is anti-dilutive to the loss from continuing operations. Additionally, an adjustment is required for interest of $3,501 related to the 3.625% Puttable Senior Notes and the 5% Convertible Senior Notes. Therefore EBDT for purposes of calculating per share data is $304,157. (Since these shares are dilutive for the computation of EBDT per share for the year ended January 31, 2010, diluted weighted average shares outstanding of 151,890,543 were used to arrive at $2.00/share.)

(3) For the year ended January 31, 2009, the effect of 4,213,684 shares of dilutive securities was not included in the computation of diluted earnings per share because their effect is anti-dilutive to the loss from continuing operations. (Since these shares are dilutive for the computation of EBDT per share for the year ended January 31, 2009, diluted weighted average shares outstanding of 106,968,999 were used to arrive at $2.05/share.)

(4) Refer to page 13 of the Supplemental Package for the definition of Comparable Net Operating Income (NOI), pages 14 through 15 for the reconciliation between the Full Consolidation (GAAP) and Pro-Rata Consolidation Comparable NOI and pages 18 through 19 for the Reconciliation of NOI to Net Earnings.

(5) Refer to pages 58 through 68 of the Supplemental Package for a detailed listing of the real estate portfolio.

(6) The property-level, non-recourse debt addressed during the year at Full Consolidation (GAAP) is $1.6 billion.

(7) The cost of new construction started between 2005 and 2008 at Full Consolidation (GAAP) is $3.0 billion.

(8) The cost of 2009 openings and anticipated 2010 openings at Full Consolidation (GAAP) is expected to be more than $900 million.

Supplemental Package

Years Ended January 31, 2010 and 2009

NYSE: FCEA, FCEB

Index

This Supplemental Package, together with other statements and information publicly disseminated by us, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements reflect management's current views with respect to financial results related to future events and are based on assumptions and expectations that may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial or otherwise, may differ from the results discussed in the forward-looking statements. Risk factors discussed in Item 1A of our Form 10-K and other factors that might cause differences, some of which could be material, include, but are not limited to, the impact of current lending and capital market conditions on our liquidity, ability to finance or refinance projects and repay our debt, the impact of the current economic environment on our ownership, development and management of our real estate portfolio, general real estate investment and development risks, liquidity risks we could face if we do not close the transaction with Onexim Group to create a strategic partnership for our Brooklyn Atlantic Yards project, vacancies in our properties, further downturns in the housing market, competition, illiquidity of real estate investments, bankruptcy or defaults of tenants, anchor store consolidations or closings, international activities, the impact of terrorist acts, risks associated with an investment in a professional sports team, our substantial debt leverage and the ability to obtain and service debt, the impact of restrictions imposed by our credit facility and senior debt, exposure to hedging agreements, the level and volatility of interest rates, the continued availability of tax-exempt government financing, the impact of credit rating downgrades, effects of uninsured or underinsured losses, environmental liabilities, conflicts of interest, risks associated with the sale of tax credits, risks associated with developing and managing properties in partnership with others, the ability to maintain effective internal controls, compliance with governmental regulations, increased legislative and regulatory scrutiny of the financial services industry, volatility in the market price of our publicly traded securities, litigation risks, as well as other risks listed from time to time in our reports filed with the Securities and Exchange Commission. We have no obligation to revise or update any forward-looking statements, other than imposed by law, as a result of future events or new information. Readers are cautioned not to place undue reliance on such forward-looking statements.

Corporate Overview

We principally engage in the ownership, development, management and acquisition of commercial and residential real estate and land throughout the United States. We operate through three strategic business units and five reportable segments. The **Commercial Group**, our largest strategic business unit, owns, develops, acquires and operates regional malls, specialty/urban retail centers, office and life science buildings, hotels and mixed-use projects. The **Residential Group** owns, develops, acquires and operates residential rental properties, including upscale and middle-market apartments and adaptive re-use developments. Additionally, the Residential Group develops for-sale condominium projects and also owns interests in entities that develop and manage military family housing. New York City operations are part of the Commercial Group or Residential Group depending on the nature of the operations. The **Land Development Group** acquires and sells both land and developed lots to residential, commercial and industrial customers. It also owns and develops land into master-planned communities and mixed-use projects. **Real Estate Groups** are the combined Commercial, Residential and Land Development Groups. **Corporate Activities** and the **Nets**, a member of the National Basketball Association ("NBA") in which we account for our investment on the equity method of accounting, are other reportable segments of the Company.

We have approximately $11.9 billion of assets in 27 states and the District of Columbia at January 31, 2010. Our core markets include Boston, the state of California, Chicago, Denver, New York City/Philadelphia metropolitan area and the Greater Washington, D.C./Baltimore metropolitan area. As a result of an ongoing effort to increase property concentration in the core markets, these markets now account for approximately 77 percent of the cost of our real estate portfolio at January 31, 2010. We have offices in Albuquerque, Boston, Chicago, Denver, London (England), Los Angeles, New York City, San Francisco, Washington, D.C. and our corporate headquarters in Cleveland, Ohio.

SUPPLEMENTAL FINANCIAL AND OPERATING INFORMATION

We recommend that this supplemental package be read in conjunction with our Form 10-K for the year ended January 31, 2010. Effective February 1, 2009, we were required to adopt new accounting guidance on accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) and noncontrolling interests in our consolidated financial statements. These new accounting standards required us to adjust the prior year financial statements to show retrospective application upon adoption including classifying noncontrolling interest as a component of total equity. See pages 102 through 104 of our Form 10-K for further discussion.

This supplemental package contains certain measures prepared in accordance with generally accepted accounting principles ("GAAP") under the full consolidation accounting method and certain measures prepared under the pro-rata consolidation method, a non-GAAP measure. Along with net earnings, we use an additional measure, Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDT"), to report operating results. EBDT is a non-GAAP measure and may not be directly comparable to similarly-titled measures reported by other companies. The non-GAAP financial measures presented under the pro-rata consolidation method, comparable net operating income ("NOI") and EBDT, provide supplemental information about our operations. Although these measures are not presented in accordance with GAAP, we believe they are necessary to understand our business and operating results, along with net earnings and other GAAP measures. Our investors can use these non-GAAP measures as supplementary information to evaluate our business. Our non-GAAP measures are not intended to be performance measures that should be regarded as alternatives to, or more meaningful than, our GAAP measures.

Consolidation Methods

We present certain financial amounts under the pro-rata consolidation method because we believe this information is useful to investors as this method reflects the manner in which we operate our business. In line with industry practice, we have made a large number of investments in which our economic ownership is less than 100% as a means of procuring opportunities and sharing risk. Under the pro-rata consolidation method, we generally present our investments proportionate to our economic share of ownership. Under GAAP, the full consolidation method is used to report partnership assets and liabilities consolidated at 100% if deemed to be under our control or if we are deemed to be the primary beneficiary of the variable interest entity ("VIE"), even if our ownership is not 100%. We provide reconciliations from the full consolidation method to the pro-rata consolidation method throughout our supplemental package. Please refer to our property listing for the detail of our consolidated and non-consolidated properties on pages 58-68.

EBDT

We believe that EBDT, along with net earnings, provides additional information about our core operations. While property dispositions, acquisitions or other factors can affect net earnings in the short-term, we believe EBDT presents a more consistent view of the overall financial performance of our business from period-to-period. EBDT is used by the chief operating decision maker and management to assess performance and resource allocations by strategic business unit and on a consolidated basis. EBDT is similar to Funds From Operations ("FFO"), a measure of performance used by publicly traded Real Estate Investment Trusts ("REITs"), but may not be directly comparable to similarly titled measures reported by other companies. For additional discussion of EBDT as well as a reconciliation of net earnings (loss) to EBDT see pages 21-25.

Supplemental Operating Information

The operating information contained in this document includes: occupancy data, comparable NOI, NOI by product type and core market, reconciliation of NOI to net earnings (loss), results of operations discussion, EBDT bridge, reconciliation of net earnings (loss) to EBDT, retail and office lease expirations, significant retail and office tenants, and our development pipeline. We believe this information will give interested parties a better understanding and more information about our operating performance. The term "comparable," which is used throughout this document, is generally defined as including properties that were open and operated in both the years ended January 31, 2010 and 2009.

We believe occupancy rates, retail and office lease expirations, base rent, and significant retail and office tenant listings represent meaningful operating statistics about us.

Comparable NOI is useful because it measures the performance of the same properties on a period-to-period basis and, along with EBDT (as discussed beginning on page 21), is used to assess operating performance and resource allocation of our strategic business units. While property dispositions, acquisitions or other factors can impact net earnings in the short term, we believe comparable NOI gives a more consistent view of our overall performance from quarter-to-quarter and year-to-year. A reconciliation of NOI to net earnings (loss), the most comparable financial measure calculated in accordance with GAAP, and reconciliation from NOI to comparable NOI are provided on pages 13-15 of this document, and a reconciliation of NOI to net earnings (loss) for each strategic business unit can be found on pages 46-57.

Corporate Headquarters

Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Annual Report on Form 10-K

A copy of the Annual Report on Form 10-K for the fiscal year ended January 31, 2010 as filed with the Securities and Exchange Commission can be found on our website under SEC Filings or may be obtained without charge upon written request to:

Thomas T. Kmiecik
Assistant Treasurer
tomkmiecik@forestcity.net

Website

www.forestcity.net

The information contained on this website is not incorporated herein by reference and does not constitute a part of this supplemental package.

Investor Relations

Robert G. O'Brien
Executive Vice President and Chief Financial Officer

Transfer Agent and Registrar

Wells Fargo
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-9440
(800) 468-9716
www.shareowneronline.com

Stock Exchange Listing

NYSE: FCEA and FCEB

Dividend Reinvestment and Stock Purchase Plan

We offer our shareholders the opportunity to purchase additional shares of common stock through the Forest City Enterprises, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan") at 97% of current market value. You may obtain a copy of the Plan prospectus and an enrollment card by contacting Wells Fargo Shareowner Services at (800) 468-9716 or by visiting www.shareowneronline.com.

(THIS PAGE INTENTIONALLY LEFT BLANK)

As discussed earlier, we present certain financial amounts under the pro-rata consolidation method (a non-GAAP measure). This information is useful to our investors because we believe that it more accurately reflects the manner in which we operate our business. This is because, in line with industry practice, we have a large number of investments in which our economic ownership is less than 100% as a means of procuring opportunities and sharing risk. The tables below present amounts for both full consolidation, a GAAP measure, and pro-rata consolidation, providing a reconciliation of the difference between the two methods. Under the pro-rata consolidation method, we present our partnership investments proportionate to our share of ownership for each line item of our consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100% if deemed to be under our control or if we are deemed to be the primary beneficiary for our investments in a VIE. Partnership assets and liabilities are reported on the equity or cost method of accounting if we do not have control, or, in the case of investments in VIEs, we are not deemed the primary beneficiary.

Consolidated Balance Sheet Information – January 31, 2010 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties				
Residential	$ 1,740,394	$ 41,236	$ 688,409	$ 2,387,567
Commercial				
Retail centers	3,359,953	120,351	472,914	3,712,516
Office and other buildings	3,369,719	129,484	207,127	3,447,362
Corporate and other equipment	9,736	-	1	9,737
Total Completed rental properties	8,479,802	291,071	1,368,451	9,557,182
Projects under development				
Under construction				
Residential	787,203	176,467	8,307	619,043
Commercial				
Retail centers	782,902	67,826	203,009	918,085
Office and other buildings (1)	263,457	132,156	66,059	197,360
Subtotal Under construction	1,833,562	376,449	277,375	1,734,488
Under development				
Residential	120,715	-	7,965	128,680
Commercial				
Retail centers	21,016	101	10,868	31,783
Office and other buildings (1)	665,877	223,569	9,212	451,520
Subtotal Under development	807,608	223,670	28,045	611,983
Total Projects under development	2,641,170	600,119	305,420	2,346,471
Land held for development or sale	219,807	11,674	116,863	324,996
Total Real Estate	11,340,779	902,864	1,790,734	12,228,649
Less accumulated depreciation	(1,593,658)	(57,756)	(326,169)	(1,862,071)
Real Estate, net	9,747,121	845,108	1,464,565	10,366,578
Cash and equivalents	251,405	6,681	30,280	275,004
Restricted cash	427,921	90,951	68,406	405,376
Notes and accounts receivable, net	388,536	22,173	71,203	437,566
Investments in and advances to affiliates	265,343	(159,978)	(65,246)	360,075
Lease and mortgage procurement costs, net	413,421	32,271	24,868	406,018
Prepaid expenses and other deferred costs, net	279,735	38,705	46,138	287,168
Intangible assets, net	143,229	-	1,310	144,539
Total Assets	$ 11,916,711	$ 875,911	$ 1,641,524	$ 12,682,324

Consolidated Balance Sheet Information – January 31, 2010 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Liabilities and Equity				
Liabilities				
Mortgage debt, nonrecourse				
Completed rental properties				
Residential	$ 1,165,786	$ 33,596	$ 552,316	$ 1,684,506
Commercial				
Retail centers	2,508,274	117,639	434,182	2,824,817
Office and other buildings	2,472,683	99,432	145,225	2,518,476
Total Completed rental properties	6,146,743	250,667	1,131,723	7,027,799
Projects under development				
Under construction				
Residential	443,459	134,353	35,242	344,348
Commercial				
Retail centers	440,450	40,090	121,160	521,520
Office and other buildings [1]	183,742	101,058	1,574	84,258
Subtotal Under construction	1,067,651	275,501	157,976	950,126
Under development				
Residential	-	-	-	-
Commercial				
Retail centers	-	-	-	-
Office and other buildings [1]	195,849	78,713	2,887	120,023
Subtotal Under development	195,849	78,713	2,887	120,023
Total Projects under development	1,263,500	354,214	160,863	1,070,149
Land held for development or sale	64,027	4,348	52,621	112,300
Total Mortgage debt, nonrecourse	7,474,270	609,229	1,345,207	8,210,248
Notes payable	158,798	13,380	128,740	274,158
Bank revolving credit facility	83,516	-	-	83,516
Senior and subordinated debt	1,076,424	-	-	1,076,424
Construction payables	209,301	26,481	16,746	199,566
Accounts payable and accrued expenses	972,192	57,461	151,664	1,066,395
Deferred income taxes	437,370	-	-	437,370
Total Liabilities	10,411,871	706,551	1,642,357	11,347,677
Equity				
Shareholders' Equity				
Shareholders' equity before accumulated other comprehensive loss	1,235,892	-	-	1,235,892
Accumulated other comprehensive loss	(87,266)	-	-	(87,266)
Total Shareholders' Equity	1,148,626	-	-	1,148,626
Noncontrolling interest	356,214	169,360	(833)	186,021
Total Equity	1,504,840	169,360	(833)	1,334,647
Total Liabilities and Equity	$ 11,916,711	$ 875,911	$ 1,641,524	$ 12,682,324

(1) *Barclays Center* and the mixed-use *Atlantic Yards* projects are presented in "Office and other buildings."

Consolidated Balance Sheet Information – January 31, 2009 (Unaudited)

	Full Consolidation (GAAP) (As Adjusted)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP) (As Adjusted)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties				
Residential	$ 1,701,737	$ 37,677	$ 781,758	$ 2,445,818
Commercial				
Retail centers	3,242,908	84,003	418,820	3,577,725
Office and other buildings	3,256,301	116,427	190,506	3,330,380
Corporate and other equipment	11,198	-	1	11,199
Total Completed rental properties	8,212,144	238,107	1,391,085	9,365,122
Projects under development				
Under construction				
Residential	512,859	110,944	53,129	455,044
Commercial				
Retail centers	653,508	43,721	203,931	813,718
Office and other buildings	210,569	77,144	24,704	158,129
Subtotal Under construction	1,376,936	231,809	281,764	1,426,891
Under development				
Residential	144,989	-	8,133	153,122
Commercial				
Retail centers	37,712	101	10,825	48,436
Office and other buildings [(1)]	681,579	235,722	53,921	499,778
Subtotal Under development	864,280	235,823	72,879	701,336
Total Projects under development	2,241,216	467,632	354,643	2,128,227
Land held for development or sale	195,213	19,629	122,377	297,961
Total Real Estate	10,648,573	725,368	1,868,105	11,791,310
Less accumulated depreciation	(1,419,271)	(47,555)	(332,619)	(1,704,335)
Real Estate, net	9,229,302	677,813	1,535,486	10,086,975
Cash and equivalents	267,305	5,111	11,858	274,052
Restricted cash	291,224	31,529	115,863	375,558
Notes and accounts receivable, net	427,410	14,767	65,488	478,131
Investments in and advances to affiliates	228,995	(95,740)	(60,221)	264,514
Lease and mortgage procurement costs, net	435,152	23,587	24,612	436,177
Prepaid expenses and other deferred costs, net	345,319	39,435	52,773	358,657
Intangible assets, net	155,800	-	348	156,148
Total Assets	$ 11,380,507	$ 696,502	$ 1,746,207	$ 12,430,212

Consolidated Balance Sheet Information – January 31, 2009 (Unaudited)

	Full Consolidation (GAAP) (As Adjusted)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP) (As Adjusted)
		(in thousands)		
Liabilities and Equity				
Liabilities				
Mortgage debt, nonrecourse				
Completed rental properties				
Residential	$ 1,078,486	$ 30,524	$ 618,829	$ 1,666,791
Commercial				
Retail centers	2,532,986	83,953	437,451	2,886,484
Office and other buildings	2,474,846	100,560	116,964	2,491,250
Total Completed rental properties	6,086,318	215,037	1,173,244	7,044,525
Projects under development				
Under construction				
Residential	264,250	61,986	103,574	305,838
Commercial				
Retail centers	337,218	22,446	99,684	414,456
Office and other buildings	72,608	36,304	15,623	51,927
Subtotal Under construction	674,076	120,736	218,881	772,221
Under development				
Residential	-	-	-	-
Commercial				
Retail centers	-	-	-	-
Office and other buildings [1]	227,217	91,727	22,398	157,888
Subtotal Under development	227,217	91,727	22,398	157,888
Total Projects under development	901,293	212,463	241,279	930,109
Land held for development or sale	90,779	11,519	60,491	139,751
Total Mortgage debt, nonrecourse	7,078,390	439,019	1,475,014	8,114,385
Notes payable	181,919	12,794	90,013	259,138
Bank revolving credit facility	365,500	-	-	365,500
Senior and subordinated debt	846,064	-	-	846,064
Construction payables	309,272	32,987	29,787	306,072
Accounts payable and accrued expenses	967,927	60,676	152,174	1,059,425
Deferred income taxes	455,336	-	-	455,336
Total Liabilities	10,204,408	545,476	1,746,988	11,405,920
Equity				
Shareholders' Equity				
Shareholders' equity before accumulated other comprehensive loss	945,792	-	-	945,792
Accumulated other comprehensive loss	(107,521)	-	-	(107,521)
Total Shareholders' Equity	838,271	-	-	838,271
Noncontrolling interest	337,828	151,026	(781)	186,021
Total Equity	1,176,099	151,026	(781)	1,024,292
Total Liabilities and Equity	$ 11,380,507	$ 696,502	$ 1,746,207	$ 12,430,212

(1) *Barclays Center* and the mixed-use *Atlantic Yards* projects are presented in "Office and other buildings."

Consolidated Earnings Information – Three Months Ended January 31, 2010 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$ 324,333	$ 12,731	$ 92,375	$ -	$ 403,977
Expenses					
Operating expenses	184,571	6,591	71,105	-	249,085
Depreciation and amortization	67,749	1,862	15,237	-	81,124
Impairment of real estate	23,402	-	1,693	-	25,095
	275,722	8,453	88,035	-	355,304
Interest expense	(91,836)	(3,929)	(16,955)	-	(104,862)
Amortization of mortgage procurement costs	(3,329)	(118)	(800)	-	(4,011)
Loss on early extinguishment of debt	(1,396)	-	(954)	-	(2,350)
Interest and other income	30,081	175	(556)	-	29,350
Gain on disposition of rental properties and other investments	-	-	45,263	1,172	46,435
Earnings (loss) before income taxes	(17,869)	406	30,338	1,172	13,235
Income tax expense (benefit)					
Current	14,953	-	-	-	14,953
Deferred	(8,629)	-	-	454	(8,175)
	6,324	-	-	454	6,778
Equity in earnings (loss), including impairment of unconsolidated entities	30,087	5	(30,338)	-	(256)
Earnings from continuing operations	5,894	411	-	718	6,201
Discontinued operations, net of tax:					
Gain on disposition of Lumber Group	718	-	-	(718)	-
Net earnings	6,612	411	-	-	6,201
Net earnings attributable to noncontrolling interest	(411)	(411)	-	-	-
Net earnings attributable to Forest City Enterprises, Inc.	$ 6,201	$ -	$ -	$ -	$ 6,201

Consolidated Earnings Information – Year Ended January 31, 2010 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$ 1,257,222	$ 50,739	$ 355,195	$ 5,476	$ 1,567,154
Expenses					
Operating expenses	716,571	24,169	259,085	430	951,917
Depreciation and amortization	267,408	5,274	58,799	1,347	322,280
Impairment of real estate	26,526	-	36,356	9,775	72,657
	1,010,505	29,443	354,240	11,552	1,346,854
Interest expense	(350,270)	(14,761)	(66,850)	(2,184)	(404,543)
Amortization of mortgage procurement costs	(13,974)	(567)	(2,689)	(50)	(16,146)
Gain on early extinguishment of debt	36,569	-	744	-	37,313
Interest and other income	54,005	718	2,310	-	55,597
Gain on disposition of rental properties and other investments	-	-	49,761	5,720	55,481
Earnings (loss) before income taxes	(26,953)	6,686	(15,769)	(2,590)	(51,998)
Income tax expense (benefit)					
Current	5,416	-	-	848	6,264
Deferred	(24,966)	-	-	(1,853)	(26,819)
	(19,550)	-	-	(1,005)	(20,555)
Equity in earnings (loss), including impairment of unconsolidated entities	(15,053)	(76)	15,769	-	792
Earnings (loss) from continuing operations	(22,456)	6,610	-	(1,585)	(30,651)
Discontinued operations, net of tax:					
Operating loss from rental properties	897	-	-	(897)	-
Impairment of real estate	(5,984)	-	-	5,984	-
Gain on disposition of rental properties	2,784	-	-	(2,784)	-
Gain on disposition of Lumber Group	718	-	-	(718)	-
	(1,585)	-	-	1,585	-
Net earnings (loss)	(24,041)	6,610	-	-	(30,651)
Net earnings attributable to noncontrolling interest	(6,610)	(6,610)	-	-	-
Net loss attributable to Forest City Enterprises, Inc.	$ (30,651)	$ -	$ -	$ -	$ (30,651)

Consolidated Earnings Information – Three Months Ended January 31, 2009 (Unaudited)

	Full Consolidation (GAAP) (As Adjusted)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP) (As Adjusted)
			(in thousands)		
Revenues from real estate operations	$ 320,574	$ 8,437	$ 93,153	$ 4,051	$ 409,341
Expenses					
Operating expenses	187,492	3,093	60,698	795	245,892
Depreciation and amortization	68,175	787	16,429	1,031	84,848
Impairment of real estate	1,262	-	15,259	-	16,521
	256,929	3,880	92,386	1,826	347,261
Interest expense	(104,888)	(1,265)	(17,350)	(1,489)	(122,462)
Amortization of mortgage procurement costs	(3,306)	(119)	(565)	(79)	(3,831)
Loss on early extinguishment of debt	(620)	-	-	-	(620)
Interest and other income	14,430	387	1,442	-	15,485
Gain on disposition of rental properties and other investments	-	-	(731)	5,778	5,047
Earnings (loss) before income taxes	(30,739)	3,560	(16,437)	6,435	(44,301)
Income tax expense (benefit)					
Current	(12,543)	-	-	20,675	8,132
Deferred	10,806	-	-	(18,189)	(7,383)
	(1,737)	-	-	2,486	749
Equity in earnings (loss), including impairment of unconsolidated entities	(16,798)	(67)	16,437	-	(294)
Earnings (loss) from continuing operations	(45,800)	3,493	-	3,949	(45,344)
Discontinued operations, net of tax:					
Operating earnings from rental properties	404	-	-	(404)	-
Gain on disposition of rental properties	2,865	-	-	(2,865)	-
Gain on disposition of Lumber Group	680	-	-	(680)	-
	3,949	-	-	(3,949)	-
Net earnings (loss)	(41,851)	3,493	-	-	(45,344)
Net earnings attributable to noncontrolling interest	(3,493)	(3,493)	-	-	-
Net loss attributable to Forest City Enterprises, Inc.	$ (45,344)	$ -	$ -	$ -	$ (45,344)

Consolidated Earnings Information – Year Ended January 31, 2009 (Unaudited)

	Full Consolidation (GAAP) (As Adjusted)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP) (As Adjusted)
			(in thousands)		
Revenues from real estate operations	$ 1,280,570	$ 56,132	$ 380,297	$ 17,176	$ 1,621,911
Expenses					
Operating expenses	780,798	28,651	272,305	2,399	1,026,851
Depreciation and amortization	266,785	3,142	56,361	4,942	324,946
Impairment of real estate	1,262	-	21,285	-	22,547
	1,048,845	31,793	349,951	7,341	1,374,344
Interest expense	(364,338)	(11,624)	(69,757)	(7,210)	(429,681)
Amortization of mortgage procurement costs	(12,029)	(502)	(2,064)	(418)	(14,009)
Loss on early extinguishment of debt	(2,159)	(119)	(51)	-	(2,091)
Interest and other income	42,417	1,807	5,127	125	45,862
Gain on disposition of rental properties and other investments	150	-	142	14,405	14,697
Earnings (loss) before income taxes	(104,234)	13,901	(36,257)	16,737	(137,655)
Income tax expense (benefit)					
Current	(27,587)	-	-	20,039	(7,548)
Deferred	(2,532)	-	-	(13,572)	(16,104)
	(30,119)	-	-	6,467	(23,652)
Equity in earnings (loss), including impairment of unconsolidated entities	(35,585)	(84)	36,257	-	756
Earnings (loss) from continuing operations	(109,700)	13,817	-	10,270	(113,247)
Discontinued operations, net of tax:					
Operating earnings from rental properties	1,431	-	-	(1,431)	-
Gain on disposition of rental properties	8,159	-	-	(8,159)	-
Gain on disposition of Lumber Group	680	-	-	(680)	-
	10,270	-	-	(10,270)	-
Net earnings (loss)	(99,430)	13,817	-	-	(113,247)
Net earnings attributable to noncontrolling interest	(13,817)	(13,817)	-	-	-
Net loss attributable to Forest City Enterprises, Inc.	$ (113,247)	$ -	$ -	$ -	$ (113,247)

Occupancy Data - January 31, 2010 and 2009

Retail and office occupancy as of January 31, 2010 and 2009 is based on square feet leased at the end of the fiscal quarter. Average Occupancy Year-to-Date as of January 31, 2010 and 2009 for retail and office is calculated by dividing the sum of leased square feet at the beginning and end of the period by two. Residential occupancy as of January 31, 2010 and 2009 represents total units occupied divided by total units available. Average Occupancy as of January 31, 2010 and 2009 for residential is calculated by dividing gross potential rent less vacancy by gross potential rent. Average Daily Rate ("ADR") is calculated by dividing revenue by the number of rooms sold for the years ended January 31, 2010 and 2009.

We analyze our occupancy percentages by each of our major product lines as follows:

	Occupancy As of January 31, 2010	Average Occupancy Year-to-Date January 31, 2010	Occupancy As of January 31, 2009	Average Occupancy Year-to-Date January 31, 2009
Retail				
Comparable	**90.1%**	**89.9%**	89.7%	91.4%
Total	**88.8%**	**88.6%**	88.5%	90.4%
Office				
Comparable	**90.3%**	**90.1%**	89.9%	90.0%
Total	**89.7%**	**89.5%**	89.6%	89.6%
Residential (1)				
Comparable	**93.7%**	**92.2%**	92.4%	93.1%
Total	**92.3%**	**87.8%**	89.5%	88.8%
Hotels				
Comparable and Total		**69.1%**		68.8%
Comparable ADR and Total ADR		**$ 140.01**		$ 146.26

The table below provides occupancy as reported in previous quarters. Each quarter's comparable percentage represents the comparable properties in that period, as these change from period to period.

Occupancy Recap of Quarterly Supplemental Packages

	Occupancy As of					Average Occupancy Year-to-Date				
	January 31, 2010	October 31, 2009	July 31, 2009	April 30, 2009	January 31, 2009	January 31, 2010	October 31, 2009	July 31, 2009	April 30, 2009	January 31, 2009
Retail										
Comparable	90.1%	90.1%	89.8%	90.0%	90.4%	89.9%	90.0%	89.9%	90.1%	92.0%
Total	88.8%	88.4%	88.1%	87.7%	88.5%	88.6%	88.4%	88.3%	88.1%	90.4%
Office										
Comparable	90.3%	89.4%	89.4%	90.3%	90.8%	90.1%	89.7%	89.3%	90.4%	90.5%
Total	89.7%	88.9%	89.4%	89.3%	89.6%	89.5%	89.1%	89.4%	89.3%	89.6%
Residential (1)										
Comparable	93.7%	92.6%	91.6%	91.5%	92.5%	92.2%	90.4%	90.1%	90.1%	92.2%
Total	92.3%	91.1%	89.7%	88.8%	89.5%	87.8%	86.5%	85.8%	85.5%	88.8%
Hotels										
Comparable and Total						69.1%	68.5%	64.3%	56.2%	68.8%
Comparable ADR and Total ADR						$ 140.01	$ 139.56	$ 137.56	$ 135.09	$ 146.26

(1) Excludes military housing units.

We use NOI, along with EBDT as discussed on page 2, to assess operating performance. Comparable NOI is defined as NOI from properties opened and operated in both three months and years ended January 31, 2010 and 2009. The schedules below present Pro-Rata Comparable NOI for the three months and year ended January 31, 2010. The following schedules on pages 14-15 present comparable NOI for each of our major product lines, as well as strategic business units under which these product lines operate. A reconciliation of NOI to the most comparable GAAP measure, net earnings (loss), is presented on pages 18-19. A reconciliation of NOI to net earnings (loss) for each strategic business unit can be found on pages 46-57.

Comparable Net Operating Income (NOI) (% change over same period prior year)

	Three Months Ended January 31, 2010	Year Ended January 31, 2010
Retail	(3.9%)	(3.9%)
Office	4.3%	5.4%
Hotel	(1.1%)	(9.9%)
Residential	(2.7%)	(2.8%)
Total	(0.5%)	(0.8%)

The tables below provide Comparable Net Operating Income (NOI) as reported in previous quarters. GAAP reconciliations for previous quarters can be found in prior supplemental packages.

Quarterly Historical Trends

	Three Months Ended,				
	January 31, 2010	October 31, 2009	July 31, 2009	April 30, 2009	January 31, 2009
Retail	(3.9%)	(1.7%)	(4.3%)	(1.0%)	(5.3%)
Office	4.3%	5.6%	7.1%	4.4%	2.9%
Hotel	(1.1%)	6.2%	(24.8%)	(25.5%)	(16.5%)
Residential	(2.7%)	(3.9%)	(4.2%)	(1.8%)	(2.1%)
Total	(0.5%)	0.8%	(1.4%)	0.3%	(2.3%)

Annual Historical Trends

	Years Ended,		
	January 31, 2010	January 31, 2009	January 31, 2008
Retail	(3.9%)	0.3%	6.9%
Office	5.4%	1.2%	2.1%
Hotel	(9.9%)	(4.9%)	4.9%
Residential	(2.8%)	0.2%	4.2%
Total	(0.8%)	0.4%	4.6%

Net Operating Income *(dollars in thousands)*

	Three Months Ended January 31, 2010					Three Months Ended January 31, 2009					% Change	
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Pro-Rata Consolidation (Non-GAAP)
Commercial Group												
Retail												
Comparable	$ 58,311	$ 2,559	$ 5,463	$ -	$ 61,215	$ 60,271	$ 2,091	$ 5,531	$ -	$ 63,711	(3.3%)	(3.9%)
Total	62,172	2,678	5,581	-	65,075	64,696	3,182	5,579	560	67,653		
Office Buildings												
Comparable	62,600	2,692	2,026	-	61,934	58,803	2,441	2,999	-	59,361	6.5%	4.3%
Total	65,240	2,649	2,070	-	64,661	62,786	738	2,999	-	65,047		
Hotels												
Comparable	2,704	-	-	-	2,704	2,734	-	-	-	2,734	(1.1%)	(1.1%)
Total	2,704	-	-	-	2,704	2,734	-	-	-	2,734		
Earnings from Commercial Land Sales	(144)	-	-	-	(144)	11,318	6	-	-	11,312		
Other [1]	3,469	315	(1,052)	-	2,102	(9,495)	104	(261)	-	(9,860)		
Total Commercial Group												
Comparable	123,615	5,251	7,489	-	125,853	121,808	4,532	8,530	-	125,806	1.5%	0.0%
Total	133,441	5,642	6,599	-	134,398	132,039	4,030	8,317	560	136,886		
Residential Group												
Apartments												
Comparable	25,716	714	6,575	-	31,577	27,087	707	6,064	-	32,444	(5.1%)	(2.7%)
Total	37,977	880	8,706	-	45,803	28,451	934	8,531	2,690	38,738		
Military Housing												
Comparable [2]	-	-	-	-	-	-	-	-	-	-		
Total	8,522	(451)	311	-	9,284	10,520	(134)	196	-	10,850		
Other [1]	6,250	5	-	-	6,245	3,034	83	-	-	2,951		
Total Residential Group												
Comparable	25,716	714	6,575	-	31,577	27,087	707	6,064	-	32,444	(5.1%)	(2.7%)
Total	52,749	434	9,017	-	61,332	42,005	883	8,727	2,690	52,539		
Total Rental Properties												
Comparable	149,331	5,965	14,064	-	157,430	148,895	5,239	14,594	-	158,250	0.3%	(0.5%)
Total	186,190	6,076	15,616	-	195,730	174,044	4,913	17,044	3,250	189,425		
Land Development Group	365	244	(323)	-	(202)	8,001	751	171	-	7,421		
The Nets	(13,648)	-	2,616	-	(11,032)	(9,109)	-	866	-	(8,243)		
Corporate Activities	(9,466)	-	-	-	(9,466)	(14,438)	-	-	-	(14,438)		
Grand Total	$ 163,441	$ 6,320	$ 17,909	$ -	$ 175,030	$ 158,498	$ 5,664	$ 18,081	$ 3,250	$ 174,165		

(1) Includes write-offs of abandoned development projects, non-capitalizable development costs and unallocated management and service company overhead, net of historic and new market tax credit income. Write-offs of abandoned development projects were $5,490 and $10,760 at both full and pro-rata consolidation for the three months ended January 31, 2010 and 2009, respectively.
(2) Comparable NOI for Military Housing commences once the operating projects complete initial development phase.

Net Operating Income *(dollars in thousands)*

	Year Ended January 31, 2010					Year Ended January 31, 2009					% Change	
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Pro-Rata Consolidation (Non-GAAP)
Commercial Group												
Retail												
Comparable	$ 227,183	$ 11,292	$ 22,055	$ -	$ 237,946	$ 237,608	$ 11,966	$ 22,052	$ -	$ 247,694	(4.4%)	(3.9%)
Total	251,960	11,440	22,350	481	263,351	248,737	12,511	22,298	2,433	260,957		
Office Buildings												
Comparable	202,343	9,967	9,064	-	201,440	190,156	9,609	10,570	-	191,117	6.4%	5.4%
Total	255,825	10,486	9,292	-	254,631	251,653	7,384	10,677	-	254,946		
Hotels												
Comparable	13,507	-	-	-	13,507	14,990	-	-	-	14,990	(9.9%)	(9.9%)
Total	13,507	-	-	-	13,507	14,990	-	-	-	14,990		
Earnings from Commercial Land Sales	5,416	476	-	-	4,940	19,713	2,410	-	-	17,303		
Other [1]	(7,861)	817	(2,561)	-	(11,239)	(45,774)	(51)	(1,826)	-	(47,549)		
Total Commercial Group												
Comparable	443,033	21,259	31,119	-	452,893	442,754	21,575	32,622	-	453,801	0.1%	(0.2%)
Total	518,847	23,219	29,081	481	525,190	489,319	22,254	31,149	2,433	500,647		
Residential Group												
Apartments												
Comparable	105,952	2,786	21,281	-	124,447	107,965	2,895	22,974	-	128,044	(1.9%)	(2.8%)
Total	129,632	3,781	29,842	4,553	160,246	117,351	3,107	32,013	12,316	158,573		
Military Housing												
Comparable [2]	-	-	-	-	-	-	-	-	-	-		
Total	37,424	(303)	1,044	-	38,771	51,269	3,794	974	-	48,449		
Other [1]	(15,277)	94	-	-	(15,371)	(20,013)	228	-	-	(20,241)		
Total Residential Group												
Comparable	105,952	2,786	21,281	-	124,447	107,965	2,895	22,974	-	128,044	(1.9%)	(2.8%)
Total	151,779	3,572	30,886	4,553	183,646	148,607	7,129	32,987	12,316	186,781		
Total Rental Properties												
Comparable	548,985	24,045	52,400	-	577,340	550,719	24,470	55,596	-	581,845	(0.3%)	(0.8%)
Total	670,626	26,791	59,967	5,034	708,836	637,926	29,383	64,136	14,749	687,428		
Land Development Group [3]	2,007	421	(1,925)	-	(339)	2,914	(179)	538	-	3,631		
The Nets	(43,489)	-	8,064	-	(35,425)	(40,989)	-	6,073	-	(34,916)		
Corporate Activities	(41,321)	-	-	-	(41,321)	(45,712)	-	-	-	(45,712)		
Grand Total	$ 587,823	$ 27,212	$ 66,106	$ 5,034	$ 631,751	$ 554,139	$ 29,204	$ 70,747	$ 14,749	$ 610,431		

(1) Includes write-offs of abandoned development projects, non-capitalizable development costs and unallocated management and service company overhead, net of historic and new market tax credit income. Write-offs of abandoned development projects were $26,888 and $52,211 at full consolidation ($26,888 and $49,966 at pro-rata consolidation) for the year ended January 31, 2010 and 2009, respectively.
(2) Comparable NOI for Military Housing commences once the operating projects complete initial development phase.
(3) Includes reduction in fair value of the DURA purchase obligation and fee in 2008 of $12,434,000.

Net Operating Income by Product Type

Pro-Rata Consolidation (*dollars in thousands*)

Year Ended January 31, 2010


Hotels
$13,507
1.8%
Land
$4,601
0.6%
Military Housing
$38,771
5.3%
Apartments
$160,246
21.8%
Retail
$263,351
35.8%
Office
$254,631
34.7%

NOI by Product Type:	$ 735,107
Other [(1)]	(26,610)
The Nets	(35,425)
Corporate Activities	(41,321)
Grand Total NOI	**$ 631,751**

Year Ended January 31, 2009


Land
$20,934
2.7%
Hotels
$14,990
2.0%
Military Housing
$48,449
6.4%
Retail
$260,957
34.4%
Apartments
$158,573
20.9%
Office
$254,946
33.6%

NOI by Product Type:	$ 758,849
Other [(1)]	(67,790)
The Nets	(34,916)
Corporate Activities	(45,712)
Grand Total NOI	**$ 610,431**

(1) Other includes write-offs of abandoned development projects, non-capitalizable development costs and unallocated management and service company overhead, net of historic and new market tax credit income.

Net Operating Income by Core Market

Pro-Rata Consolidation (*dollars in thousands*)

Year Ended January 31, 2010


Non-Core Markets
$198,557
27.0%
Boston
$56,780
7.7%
California
$113,133
15.4%
Chicago
$23,058
3.1%
Denver
$24,467
3.3%
Washington, D.C.
$60,683
8.3%
New York/ Philadelphia
$258,429
35.2%

NOI by Core Market:	**$ 735,107**
Other [(1)]	(26,610)
The Nets	(35,425)
Corporate Activities	(41,321)
Grand Total NOI	**$ 631,751**

Year Ended January 31, 2009


Non-Core Markets
$185,413
24.4%
Boston
$57,973
7.6%
California
$123,265
16.2%
Chicago
$37,727
5.0%
Denver
$17,473
2.3%
Washington, D.C.
$59,967
7.9%
New York/ Philadelphia
$277,031
36.6%

NOI by Core Market:	**$ 758,849**
Other [(1)]	(67,790)
The Nets	(34,916)
Corporate Activities	(45,712)
Grand Total NOI	**$ 610,431**

(1) Other includes write-offs of abandoned development projects, non-capitalizable development costs and unallocated management and service company overhead, net of historic and new market tax credit income.

Reconciliation of Net Operating Income (non-GAAP) to Net Earnings (Loss) (GAAP) *(in thousands)*

	Three Months Ended January 31, 2010					Three Months Ended January 31, 2009				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 324,333	$ 12,731	$ 92,375	$ -	$ 403,977	$ 320,574	$ 8,437	$ 93,153	$ 4,051	$ 409,341
Exclude straight-line rent adjustment (1)	(5,283)	-	-	-	(5,283)	1,482	-	-	(6)	1,476
Adjusted revenues	319,050	12,731	92,375	-	398,694	322,056	8,437	93,153	4,045	410,817
Add interest and other income	30,081	175	(556)	-	29,350	14,430	387	1,442	-	15,485
Add equity in earnings (loss), including impairment of unconsolidated entities	30,087	5	(30,338)	-	(256)	(16,798)	(67)	16,437	-	(294)
Exclude gain on disposition of unconsolidated entities	(45,263)	-	45,263	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	1,693	-	(1,693)	-	-	15,259	-	(15,259)	-	-
Exclude depreciation and amortization of unconsolidated entities (see below)	13,293	-	(13,293)	-	-	11,066	-	(11,066)	-	-
Adjusted total income	**348,941**	**12,911**	**91,758**	-	**427,788**	**346,013**	**8,757**	**84,707**	**4,045**	**426,008**
Operating expenses	184,571	6,591	71,105	-	249,085	187,492	3,093	60,698	795	245,892
Add back non-Real Estate depreciation and amortization (b)	3,108	-	2,583	-	5,691	3,416	-	5,876	-	9,292
Add back amortization of mortgage procurement costs for non-Real Estate Groups (d)	-	-	161	-	161	-	-	52	-	52
Exclude straight-line rent adjustment (2)	(1,594)	-	-	-	(1,594)	(2,808)	-	-	-	(2,808)
Exclude preference payment	(585)	-	-	-	(585)	(585)	-	-	-	(585)
Adjusted operating expenses	**185,500**	**6,591**	**73,849**	-	**252,758**	**187,515**	**3,093**	**66,626**	**795**	**251,843**
Net Operating Income	**163,441**	**6,320**	**17,909**	-	**175,030**	**158,498**	**5,664**	**18,081**	**3,250**	**174,165**
Interest expense	(91,836)	(3,929)	(16,955)	-	(104,862)	(104,888)	(1,265)	(17,350)	(1,489)	(122,462)
Loss on early extinguishment of debt	(1,396)	-	(954)	-	(2,350)	(620)	-	-	-	(620)
Equity in earnings (loss), including impairment of unconsolidated entities	(30,087)	(5)	30,338	-	256	16,798	67	(16,437)	-	294
Gain on disposition of unconsolidated entities	45,263	-	-	-	45,263	-	-	-	-	-
Impairment of unconcolidated entities	(1,693)	-	-	-	(1,693)	(15,259)	-	-	-	(15,259)
Depreciation and amortization of unconsolidated entities (see above)	(13,293)	-	13,293	-	-	(11,066)	-	11,066	-	-
Gain on disposition of rental properties and other investments	-	-	-	1,172	1,172	-	-	-	5,778	5,778
Preferred return on dispositon	-	-	-	-	-	-	-	(731)	-	(731)
Impairment of real estate	(23,402)	-	-	-	(23,402)	(1,262)	-	-	-	(1,262)
Depreciation and amortization - Real Estate Groups (a)	(64,641)	(1,862)	(12,654)	-	(75,433)	(64,759)	(787)	(10,553)	(1,031)	(75,556)
Amortization of mortgage procurement costs - Real Estate Groups (c)	(3,329)	(118)	(639)	-	(3,850)	(3,306)	(119)	(513)	(79)	(3,779)
Straight-line rent adjustment (1) + (2)	3,689	-	-	-	3,689	(4,290)	-	-	6	(4,284)
Preference payment	(585)	-	-	-	(585)	(585)	-	-	-	(585)
Earnings (loss) before income taxes	**(17,869)**	**406**	**30,338**	**1,172**	**13,235**	**(30,739)**	**3,560**	**(16,437)**	**6,435**	**(44,301)**
Income tax provision	(6,324)	-	-	(454)	(6,778)	1,737	-	-	(2,486)	(749)
Equity in earnings (loss), including impairment of unconsolidated entities	30,087	5	(30,338)	-	(256)	(16,798)	(67)	16,437	-	(294)
Earnings (loss) from continuing operations	**5,894**	**411**	-	**718**	**6,201**	**(45,800)**	**3,493**	-	**3,949**	**(45,344)**
Discontinued operations, net of tax	718	-	-	(718)	-	3,949	-	-	(3,949)	-
Net earnings (loss)	**6,612**	**411**	-	-	**6,201**	**(41,851)**	**3,493**	-	-	**(45,344)**
Net earnings attributable to noncontrolling interest	(411)	(411)	-	-	-	(3,493)	(3,493)	-	-	-
Net earnings (loss) attributable to Forest City Enterpirses, Inc.	$ **6,201**	$ -	$ -	$ -	$ **6,201**	$ **(45,344)**	$ -	$ -	$ -	$ **(45,344)**
(a) Depreciation and amortization - Real Estate Groups	$ 64,641	$ 1,862	$ 12,654	$ -	$ 75,433	$ 64,759	$ 787	$ 10,553	$ 1,031	$ 75,556
(b) Depreciation and amortization - Non-Real Estate	3,108	-	2,583	-	5,691	3,416	-	5,876	-	9,292
Total depreciation and amortization	$ 67,749	$ 1,862	$ 15,237	$ -	$ 81,124	$ 68,175	$ 787	$ 16,429	$ 1,031	$ 84,848
(c) Amortization of mortgage procurement costs - Real Estate Groups	$ 3,329	$ 118	$ 639	$ -	$ 3,850	$ 3,306	$ 119	$ 513	$ 79	$ 3,779
(d) Amortization of mortgage procurement costs - Non-Real Estate	-	-	161	-	161	-	-	52	-	52
Total amortization of mortgage procurement costs	$ 3,329	$ 118	$ 800	$ -	$ 4,011	$ 3,306	$ 119	$ 565	$ 79	$ 3,831

Reconciliation of Net Operating Income (non-GAAP) to Net Earnings (Loss) (GAAP) *(in thousands)* (continued)

	Year Ended January 31, 2010					Year Ended January 31, 2009				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 1,257,222	$ 50,739	$ 355,195	$ 5,476	$ 1,567,154	$ 1,280,570	$ 56,132	$ 380,297	$ 17,176	$ 1,621,911
Exclude straight-line rent adjustment (1)	(19,681)	-	-	(12)	(19,693)	(6,573)	-	-	(153)	(6,726)
Adjusted revenues	1,237,541	50,739	355,195	5,464	1,547,461	1,273,997	56,132	380,297	17,023	1,615,185
Add interest and other income	54,005	718	2,310	-	55,597	42,417	1,807	5,127	125	45,862
Add equity in earnings (loss), including impairment of unconsolidated entities	(15,053)	(76)	15,769	-	792	(35,585)	(84)	36,257	-	756
Exclude gain on disposition of unconsolidated entities	(49,761)	-	49,761	-	-	(1,081)	-	1,081	-	-
Exclude impairment of unconsolidated entities	36,356	-	(36,356)	-	-	21,285	-	(21,285)	-	-
Exclude depreciation and amortization of unconsolidated entities (see below)	45,994	-	(45,994)	-	-	37,563	-	(37,563)	-	-
Adjusted total income	**1,309,082**	**51,381**	**340,685**	**5,464**	**1,603,850**	**1,338,596**	**57,855**	**363,914**	**17,148**	**1,661,803**
Operating expenses	716,571	24,169	259,085	430	951,917	780,798	28,651	272,305	2,399	1,026,851
Add back non-Real Estate depreciation and amortization (b)	13,480	-	14,931	-	28,411	13,356	-	20,641	-	33,997
Add back amortization of mortgage procurement costs for non-Real Estate Groups (d)	-	-	563	-	563	-	-	221	-	221
Exclude straight-line rent adjustment (2)	(6,451)	-	-	-	(6,451)	(6,368)	-	-	-	(6,368)
Exclude preference payment	(2,341)	-	-	-	(2,341)	(3,329)	-	-	-	(3,329)
Adjusted operating expenses	**721,259**	**24,169**	**274,579**	**430**	**972,099**	**784,457**	**28,651**	**293,167**	**2,399**	**1,051,372**
Net Operating Income	**587,823**	**27,212**	**66,106**	**5,034**	**631,751**	**554,139**	**29,204**	**70,747**	**14,749**	**610,431**
Interest expense	(350,270)	(14,761)	(66,850)	(2,184)	(404,543)	(364,338)	(11,624)	(69,757)	(7,210)	(429,681)
Gain (loss) on early extinguishment of debt	36,569	-	744	-	37,313	(2,159)	(119)	(51)	-	(2,091)
Equity in earnings (loss), including impairment of unconsolidated entities	15,053	76	(15,769)	-	(792)	35,585	84	(36,257)	-	(756)
Gain on disposition of unconsolidated entities	49,761	-	-	-	49,761	1,081	-	-	-	1,081
Impairment of unconcolidated entities	(36,356)	-	-	-	(36,356)	(21,285)	-	-	-	(21,285)
Depreciation and amortization of unconsolidated entities (see above)	(45,994)	-	45,994	-	-	(37,563)	-	37,563	-	-
Gain on disposition of rental properties and other investments	-	-	-	5,720	5,720	150	-	-	14,405	14,555
Preferred return on dispositon	-	-	-	-	-	-	-	(939)	-	(939)
Impairment of real estate	(26,526)	-	-	(9,775)	(36,301)	(1,262)	-	-	-	(1,262)
Depreciation and amortization - Real Estate Groups (a)	(253,928)	(5,274)	(43,868)	(1,347)	(293,869)	(253,429)	(3,142)	(35,720)	(4,942)	(290,949)
Amortization of mortgage procurement costs - Real Estate Groups (c)	(13,974)	(567)	(2,126)	(50)	(15,583)	(12,029)	(502)	(1,843)	(418)	(13,788)
Straight-line rent adjustment (1) + (2)	13,230	-	-	12	13,242	205	-	-	153	358
Preference payment	(2,341)	-	-	-	(2,341)	(3,329)	-	-	-	(3,329)
Earnings (loss) before income taxes	**(26,953)**	**6,686**	**(15,769)**	**(2,590)**	**(51,998)**	**(104,234)**	**13,901**	**(36,257)**	**16,737**	**(137,655)**
Income tax provision	19,550	-	-	1,005	20,555	30,119	-	-	(6,467)	23,652
Equity in earnings (loss), including impairment of unconsolidated entities	(15,053)	(76)	15,769	-	792	(35,585)	(84)	36,257	-	756
Earnings (loss) from continuing operations	**(22,456)**	**6,610**	**-**	**(1,585)**	**(30,651)**	**(109,700)**	**13,817**	**-**	**10,270**	**(113,247)**
Discontinued operations, net of tax	(1,585)	-	-	1,585	-	10,270	-	-	(10,270)	-
Net earnings (loss)	**(24,041)**	**6,610**	**-**	**-**	**(30,651)**	**(99,430)**	**13,817**	**-**	**-**	**(113,247)**
Net earnings attributable to noncontrolling interest	(6,610)	(6,610)	-	-	-	(13,817)	(13,817)	-	-	-
Net loss attributable to Forest City Enterpirses, Inc.	**$ (30,651)**	**$ -**	**$ -**	**$ -**	**$ (30,651)**	**$ (113,247)**	**$ -**	**$ -**	**$ -**	**$ (113,247)**
(a) Depreciation and amortization - Real Estate Groups	$ 253,928	$ 5,274	$ 43,868	$ 1,347	$ 293,869	$ 253,429	$ 3,142	$ 35,720	$ 4,942	$ 290,949
(b) Depreciation and amortization - Non-Real Estate	13,480	-	14,931	-	28,411	13,356	-	20,641	-	33,997
Total depreciation and amortization	$ 267,408	$ 5,274	$ 58,799	$ 1,347	$ 322,280	$ 266,785	$ 3,142	$ 56,361	$ 4,942	$ 324,946
(c) Amortization of mortgage procurement costs - Real Estate Groups	$ 13,974	$ 567	$ 2,126	$ 50	$ 15,583	$ 12,029	$ 502	$ 1,843	$ 418	$ 13,788
(d) Amortization of mortgage procurement costs - Non-Real Estate	-	-	563	-	563	-	-	221	-	221
Total amortization of mortgage procurement costs	$ 13,974	$ 567	$ 2,689	$ 50	$ 16,146	$ 12,029	$ 502	$ 2,064	$ 418	$ 14,009

Results of Operations

Net Earnings (Loss) Attributable to Forest City Enterprises, Inc. – Net loss attributable to Forest City Enterprises, Inc. for the year ended January 31, 2010 was $30,651,000 versus $113,247,000 for the year ended January 31, 2009. Although we have substantial recurring revenue sources from our properties, we also enter into significant one-time transactions, which could create substantial variances in net earnings (loss) between periods. This variance to the prior year is primarily attributable to the following increases, which are net of tax and noncontrolling interest:

- $30,462,000 ($49,761,000, pre-tax) related to the 2009 gains on disposition of our unconsolidated investments in *Classic Residence by Hyatt* properties, supported-living apartments in Teaneck, New Jersey, Chevy Chase, Maryland and Yonkers, New York, *Clarkwood* and *Granada Gardens*, apartment communities in Warrensville Heights, Ohio and *Boulevard Towers*, an apartment community in Amherst, New York;

- $24,123,000 ($39,404,000, pre-tax, which includes $795,000 for unconsolidated entities) primarily related to the 2009 early extinguishment of nonrecourse mortgage debt at a consolidated retail project and *Gladden Farms,* a land development project located in Marana, Arizona and the gain on early extinguishment of debt on the exchange of a portion of our puttable equity-linked senior notes due October 15, 2011 for a new issue of puttable equity-linked senior notes due October 15, 2014;

- $13,620,000 ($22,247,000, pre-tax, which includes $304,000 for unconsolidated entities) of decreased write-offs of abandoned development projects in 2009 compared to 2008;

- $13,181,000 ($21,530,000, pre-tax) related to an increase in income recognized on the sale of state and federal Historic Preservation Tax Credits, Brownfield Tax Credits and New Market Tax Credits;

- $12,791,000 ($20,894,000, pre-tax) related to the change in fair market value of derivatives between the comparable periods, which was marked to market as a reduction of interest expense due to derivatives not qualifying for hedge accounting;

- $7,554,000 ($12,434,000, pre-tax) related to the reduction in fair value of the Denver Urban Renewal Authority ("DURA") purchase obligation and fee, that resulted from the Lehman Brothers, Inc. ("Lehman") bankruptcy in 2008;

- $6,732,000 ($10,996,000, pre-tax, which includes $770,000 for unconsolidated entities) related to a reinstatement by the United States Department of Housing and Urban Development of certain replacement reserves previously written off at three of our residential properties located in Michigan;

- $2,784,000 ($4,548,000, pre-tax) related the 2009 gain on disposition of *Grand Avenue*, a specialty retail center in Queens, New York;

- $2,203,000 ($3,599,000, pre-tax) related to a gain recognized in 2009 for insurance proceeds received related to fire damage of an apartment building in excess of the net book value of the damaged asset;

- $1,860,000 ($3,031,000, pre-tax) related to the 2008 participation payments on the refinancing of *350 Massachusetts Avenue*, an unconsolidated office building and *Jackson Building,* a consolidated office building, both located in Cambridge, Massachusetts;

- $1,467,000 ($2,396,000, pre-tax) related to the 2009 net gain on an industrial land sale at *Mesa del Sol* in Albuquerque, New Mexico; and

- $1,293,000 ($2,500,000, pre-tax decrease) related to a decrease in allocated losses from our equity investment in The Nets.

These increases were partially offset by the following decreases, net of tax and noncontrolling interests:

- $30,677,000 ($50,110,000, pre-tax) related to the 2009 increase in impairment charges of consolidated (including discontinued properties) and unconsolidated entities;

- $6,717,000 ($9,426,000, pre-tax) primarily related to military housing fee income from the management and development of units in Hawaii, Illinois, Washington and Colorado;

- $8,159,000 ($13,297,000, pre-tax) related to the 2008 gains on disposition of two supported-living apartment communities, *Sterling Glen of Lynbrook,* in Lynbrook, New York and Sterling Glen of Rye Brook in Rye Brook, New York;
- $2,448,000 ($3,998,000, pre-tax) related to the 2009 participation payment on the refinancing of *45/75 Sidney*;
- $2,417,000 ($3,978,000, pre-tax) related to the 2008 lease termination fee income at an office building in Cleveland, Ohio; and
- $2,035,000 ($3,350,000, pre-tax) related to the 2008 gain on the sale of an ownership interest in a parking management company.

Net Operating Income (NOI) from Real Estate Groups – NOI, a non-GAAP measure, is defined as revenues (excluding straight-line rent adjustments) less operating expenses (including depreciation and amortization and amortization of mortgage procurement costs for non-real estate groups) plus interest income plus equity in earnings (loss) of unconsolidated entities (excluding gain on disposition and impairment of unconsolidated entities) plus depreciation and amortization of unconsolidated entities. We believe NOI provides us, as well as our investors, additional information about our core business operations and, along with earnings, is necessary to understand our business and operating results.

Full Consolidation – Under the full consolidation method (GAAP), NOI from the combination of the Commercial Group and the Residential Group ("Rental Properties") for the three months ended January 31, 2010 was $186,190,000 compared to $174,044,000 for the three months ended January 31, 2009, a 7.0% increase. NOI for the year ended January 31, 2010 was $670,626,000 compared to $637,926,000 for the year ended January 31, 2009, a 5.1% increase. A reconciliation of NOI to the most comparable GAAP measure, net earnings (loss), is presented on pages 18-19. A reconciliation of NOI to net earnings (loss) for each strategic business unit can be found on pages 46-57.

Pro-Rata Consolidation – Management also analyzes property NOI using the pro-rata consolidation method because it provides operating data at our ownership share, and we publicly disclose and discuss our performance using this method of consolidation to complement our GAAP disclosures. Under the pro-rata consolidation method, NOI from Rental Properties for the three months ended January 31, 2010 was $195,730,000 compared to $189,425,000 for the three months ended January 31, 2009, a 3.3% increase. NOI for the year ended January 31, 2010 was $708,836,000 compared to $687,428,000 for the year ended January 31, 2009, a 3.1% increase.

Comparable NOI decreased 0.5% for the three months ended January 31, 2010 compared to the prior year. Retail and hotel comparable NOI decreased 3.9% and 1.1%, respectively, while office comparable NOI increased 4.3% from the prior year and our residential portfolio decreased 2.7%. Comparable NOI decreased 0.8% for the year ended January 31, 2010 compared to the prior year. Retail and hotel comparable NOI decreased 3.9% and 9.9%, respectively, while office comparable NOI increased 5.4% from the prior year and our residential portfolio decreased 2.8%.

Stabilized Pro-rata NOI - Including the expected NOI for the twelve months following stabilization for the properties that were opened, expanded or acquired through January 31, 2010, less the actual annual NOI of property disposals through January 31, 2010, NOI for Real Estate Groups would be approximately $736,000,000 for the year ended January 31, 2010. This amount includes Commercial Group land sales of $4,940,000 and income recognition on the sale of state and federal historic rehabilitation and new market tax credits of $32,698,000, military housing income of $38,771,000 and development project write-offs of $26,888,000.

EBDT - We use an additional measure, along with net earnings, to report our operating results. This non-GAAP measure, referred to as EBDT, is not a measure of operating results or cash flows from operations as defined by GAAP and may not be directly comparable to similarly-titled measures reported by other companies.

We believe that EBDT provides additional information about our core operations and, along with net earnings, is necessary to understand our operating results. EBDT is used by the chief operating decision maker and management in assessing operating performance and to consider capital requirements and allocation of resources by segment and on a consolidated basis. We believe EBDT is important to investors because it provides another method for the investor to measure our long-term operating performance as net earnings can vary from year to year due to property dispositions, acquisitions and other factors that have a short-term impact.

EBDT is defined as net earnings excluding the following items: i) gain (loss) on disposition of rental properties, divisions and other investments (net of tax); ii) the adjustment to recognize rental revenues and rental expense using the straight-line method; iii) non-cash charges for real estate depreciation, amortization, amortization of mortgage procurement costs and deferred income taxes; iv) preferred payment which is classified as noncontrolling interest expense on our Consolidated Statement of Operations; v) impairment of real estate (net of tax); vi) extraordinary items (net of tax); and vii) cumulative or retrospective effect of change in accounting principle (net of tax). Unlike the real estate segments, EBDT for the Nets segment equals net earnings.

EBDT is reconciled to net earnings (loss), the most comparable financial measure calculated in accordance with GAAP, on page 24. The adjustment to recognize rental revenues and rental expenses on the straight-line method is excluded because it is management's opinion that rental revenues and expenses should be recognized when due from the tenants or due to the landlord. We exclude depreciation and amortization expense related to real estate operations from EBDT because we believe the values of our properties, in general, have appreciated over time in excess of their original cost. Deferred taxes from real estate operations, which are the result of timing differences of certain net expense items deducted in a future year for federal income tax purposes, are excluded until the year in which they are reflected in our current tax provision. The impairment of real estate is excluded from EBDT because it varies from year to year based on factors unrelated to our overall financial performance and is related to the ultimate gain on dispositions of operating properties. Our EBDT may not be directly comparable to similarly-titled measures reported by other companies.

Our EBDT for the three months ended January 31, 2010 increased by $7,905,000 or 11.2% to $78,407,000 from $70,502,000 for the three months ended January 31, 2009. Our Commercial and Residential Segments combined provided a pre-tax EBDT increase of $27,877,000. This is primarily due to the change in fair market value between the comparable periods for our forward swaps which were marked to market through interest expense of $18,692,000, increased income recognized on the sale of state and federal Historic Preservation and New Market tax credits of $17,288,000, income from Housing and Urban Development (HUD) replacement reserve of $10,996,000 and decreased write-offs of abandoned development projects of $5,270,000. These increases in the portfolio were partially offset by a pre-tax EBDT decrease due to decreased Commercial outlot sales of $11,456,000 and $2,056,000 in reduced EBDT from properties sold. The remainder of the variance is related to nonrecurring fluctuations in the mature portfolio.

Our Land Segment provided a pre-tax EBDT decrease of $7,325,000 primarily due to lower land sales.

Reporting a larger share of losses for The Nets further decreased pre-tax EBDT by $4,539,000. EBDT was unfavorably impacted by a smaller tax benefit of $8,447,000.

Our EBDT for the year ended January 31, 2010 increased by $82,169,000 or 37.5% to $301,106,000 from $218,937,000 for the year ended January 31, 2009. Our Commercial and Residential Segments combined provided a pre-tax EBDT increase of $92,034,000. This is primarily the result of decreased interest expense on our mature portfolio of $21,484,000, the ramp up of new properties of $6,351,000, a gain on early extinguishment of nonrecourse mortgage debt of $27,073,000, primarily at an underperforming retail project, decreased write-offs of abandoned development projects of $23,078,000, increased income recognized on the sale of state and federal Historic Preservation, Brownfield and New Market tax credits of $21,530,000, the change in fair market value between the comparable periods for our forward swaps which were marked to market through interest expense of $19,543,000 and income from Housing and Urban Development (HUD) replacement reserve of $10,996,000. These increases in the portfolio were partially offset by a pre-tax EBDT decrease due to decreased Commercial outlot sales of $12,363,000, the 2008 lease termination fee income which did not recur of $12,228,000, the decrease in military housing of $8,609,000 and $3,977,000 in reduced EBDT from properties sold.

In addition, our Land Segment provided a pre-tax EBDT increase of $6,227,000. This increase includes a 2008 reduction in fair value of the DURA purchase obligation and fee that resulted from the Lehman bankruptcy of $12,434,000 in 2008, and a gain on early extinguishment of nonrecourse mortgage debt of $11,340,000. These increases were partially offset by decreased EBDT from land operations of $17,547,000, reflecting the continued deterioration of the traditional land business during 2009.

Corporate pre-tax EBDT decreased $11,442,000. This pre-tax EBDT decrease includes increased corporate interest expense of $16,824,000 (which includes the non-cash interest of the retrospective adoption of accounting guidance for convertible instruments in 2009 only), partially offset by reduced expenses mainly due to cost savings initiatives.

Reporting a larger share of losses for the Nets provided a pre-tax EBDT decrease of $2,500,000. EBDT was unfavorably impacted by a smaller tax benefit of $2,150,000 compared to the prior year.


EBDT Bridge
2009 Actual vs. 2008 Actual
Variances are pre-tax in millions with taxes shown separately
EBDT Increase
EBDT Decrease
360.0
320.0
280.0
240.0
200.0
218.9
27.1
23.1
21.5
21.5
19.5
11.0
6.4
0.9
4.0
8.6
12.2
12.4
12.4
11.3
17.5
5.4
16.8
2.5
2.1
301.1
Combined Commercial and Residential Segments were up $92.0 million
Land Segment was up $6.2 million
Corporate was down $11.4 million
2008 Actual
Gain on early extinguishment of debt
Project write-offs
Interest on mature portfolio
Tax credit income
Hedging Income/Loss
HUD Replacement Reserve Income
New property openings
Other
Property sales
Military Housing
2008 Lease termination income
Commercial outlot sales
2008 Lehman write-down
Gain on early extinguishment of debt
Land operations
Corporate expense reduction and other
Corporate interest
Nets
Taxes
2009 Actual

This graph reflects earnings before depreciation, amortization and deferred taxes ("EBDT") a non-GAAP measure. For a more thorough discussion of the Company's use of EBDT and a reconciliation of EBDT to net earnings (loss), the most comparable financial measure calculated in accordance with GAAP, please see pages 21, 22 and 52-57.

Summary of EBDT - The information in the following tables present amounts for both full consolidation and pro-rata consolidation, providing a reconciliation of the difference between the two methods, as well as a reconciliation from NOI to EBDT to net earnings (loss). Under the pro-rata consolidation method, we present our partnership investments proportionate to our pro-rata share for each line item of our consolidated financial statements. Under full consolidation, partnership assets and liabilities are reported as consolidated at 100% if deemed under our control or if we are deemed to be the primary beneficiary for investments in VIEs, or on the equity method of accounting if we do not have control or are not the primary beneficiary for investments in VIEs.

Reconciliation of Net Earnings (Loss) to Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT)

	Three Months Ended January 31,		Year Ended January 31,	
	2010	2009	**2010**	2009
	(in thousands)		*(in thousands)*	
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 6,201**	$ (45,344)	**$ (30,651)**	$ (113,247)
Depreciation and amortization – Real Estate Groups [4]	**75,433**	75,556	**293,869**	290,949
Amortization of mortgage procurement costs – Real Estate Groups [4]	**3,850**	3,779	**15,583**	13,788
Deferred income tax expense – Real Estate Groups [5]	**(10,558)**	(1,082)	**(12,852)**	(6,348)
Deferred income tax expense - Non-Real Estate Groups: [5]				
Gain on disposition of other investments	**454**	428	**454**	486
Current income tax expense on non-operating earnings: [5]				
Gain on disposition included in discontinued operations	**-**	20,439	**754**	20,439
Gain on disposition of unconsolidated entities	**27,471**	-	**27,674**	506
Straight-line rent adjustment [2]	**(3,689)**	4,284	**(13,242)**	(358)
Preference payment [3]	**585**	585	**2,341**	3,329
Preferred return on disposition	**-**	731	**-**	939
Impairment of real estate	**23,402**	1,262	**26,526**	1,262
Impairment of unconsolidated entities	**1,693**	15,259	**36,356**	21,285
Gain on disposition of unconsolidated entities	**(45,263)**	-	**(49,761)**	(1,081)
Gain on disposition of other investments	**-**	-	**-**	(150)
Discontinued operations: [1]				
Gain on disposition of rental properties	**(1,172)**	(5,778)	**(5,720)**	(14,405)
Impairment of real estate	**-**	-	**9,775**	-
Retrospective adoption of accounting guidance for convertible debt instruments	**-**	383	**-**	1,543
Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT)	**$ 78,407**	$ 70,502	**$ 301,106**	$ 218,937

(1) All earnings of properties which have been sold or are held for sale are reported as discontinued operations assuming no significant continuing involvement.

(2) The Company recognizes minimum rents on a straight-line basis over the term of the related lease pursuant to accounting for leases. The straight-line rent adjustment is recorded as an increase or decrease to revenue or operating expense from Forest City Rental Properties Corporation, a wholly-owned subsidiary of Forest City Enterprises, Inc., with the applicable offset to either accounts receivable or accounts payable, as appropriate.

(3) The preference payment represents the respective period's share of the annual preferred payment in connection with the issuance of Class A Common Units in exchange for Bruce C. Ratner's noncontrolling interest in the Forest City Ratner Companies portfolio.

(4) The following table provides detail of depreciation and amortization and amortization of mortgage procurement costs.

	Depreciation and Amortization				Amortization of Mortgage Procurement Costs			
	Three Months Ended January 31,		Year Ended January 31,		Three Months Ended January 31,		Year Ended January 31,	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
Full Consolidation	**$ 67,749**	$ 68,175	**$ 267,408**	$ 266,785	**$ 3,329**	$ 3,306	**$ 13,974**	$ 12,029
Non-Real Estate	**(3,108)**	(3,416)	**(13,480)**	(13,356)	**-**	-	**-**	-
Real Estate Groups Full Consolidation	**64,641**	64,759	**253,928**	253,429	**3,329**	3,306	**13,974**	12,029
Real Estate Groups related to noncontrolling interest	**(1,862)**	(787)	**(5,274)**	(3,142)	**(118)**	(119)	**(567)**	(502)
Real Estate Groups Unconsolidated	**12,654**	10,553	**43,868**	35,720	**639**	513	**2,126**	1,843
Real Estate Groups Discontinued Operations	**-**	1,031	**1,347**	4,942	**-**	79	**50**	418
Real Estate Groups Pro-Rata Consolidation	**$ 75,433**	$ 75,556	**$ 293,869**	$ 290,949	**$ 3,850**	$ 3,779	**$ 15,583**	$ 13,788

(5) The following table provides detail of Income Tax Expense (Benefit):

		Three Months Ended January 31,		Year Ended January 31,	
		2010	2009	**2010**	2009
		(in thousands)		*(in thousands)*	
(A)	Operating earnings				
	Current	**$ (12,518)**	$ (12,543)	**$ (22,258)**	$ (28,093)
	Deferred	**11,021**	17,507	**7,797**	6,607
		(1,497)	4,964	**(14,461)**	(21,486)
(B)	Impairment of real estate				
	Deferred	**(9,077)**	(488)	**(10,288)**	(488)
	Deferred - Unconsolidated entities	**(656)**	(5,930)	**(14,100)**	(8,258)
		(9,733)	(6,418)	**(24,388)**	(8,746)
(C)	Gain on disposition of other investments				
	Current - Non-Real Estate Groups	**-**	-	**-**	-
	Deferred - Non-Real Estate Groups	**-**	-	**-**	58
		-	-	**-**	58
(D)	Gain on disposition of unconsolidated entities				
	Current	**27,471**	-	**27,674**	506
	Deferred	**(9,917)**	(283)	**(8,375)**	(451)
		17,554	(283)	**19,299**	55
	Subtotal (A) (B) (C) (D)				
	Current	**14,953**	(12,543)	**5,416**	(27,587)
	Deferred	**(8,629)**	10,806	**(24,966)**	(2,532)
	Income tax expense	**6,324**	(1,737)	**(19,550)**	(30,119)
(E)	Discontinued operations				
	Operating earnings				
	Current	**-**	236	**94**	(400)
	Deferred	**-**	17	**474**	1,301
		-	253	**568**	901
	Gain on disposition of rental properties				
	Current	**-**	20,439	**754**	20,439
	Deferred	**-**	(18,634)	**1,010**	(15,301)
		-	1,805	**1,764**	5,138
	Gain on disposition of Lumber Group				
	Current	**-**	-	**-**	-
	Deferred	**454**	428	**454**	428
		454	428	**454**	428
	Impairment of real estate				
	Current	**-**	-	**-**	-
	Deferred	**-**	-	**(3,791)**	-
		-	-	**(3,791)**	-
		454	2,486	**(1,005)**	6,467
	Grand Total (A) (B) (C) (D) (E)				
	Current	**14,953**	8,132	**6,264**	(7,548)
	Deferred	**(8,175)**	(7,383)	**(26,819)**	(16,104)
		$ 6,778	$ 749	**$ (20,555)**	$ (23,652)
	Recap of Grand Total:				
	Real Estate Groups				
	Current	**$ 15,766**	$ 430	**$ 14,740**	$ (140)
	Deferred	**(10,558)**	(1,082)	**(12,852)**	(6,348)
		5,208	(652)	**1,888**	(6,488)
	Non-Real Estate Groups				
	Current	**(813)**	7,702	**(8,476)**	(7,408)
	Deferred	**2,383**	(6,301)	**(13,967)**	(9,756)
		1,570	1,401	**(22,443)**	(17,164)
	Grand Total	**$ 6,778**	$ 749	**$ (20,555)**	$ (23,652)

Retail Lease Expirations as of January 31, 2010

EXPIRATION YEAR	NUMBER OF EXPIRING LEASES	SQUARE FEET OF EXPIRING LEASES [3]	PERCENTAGE OF TOTAL LEASED GLA [1]	NET BASE RENT EXPIRING [2]	PERCENTAGE OF TOTAL BASE RENT	AVERAGE BASE RENT PER SQUARE FEET EXPIRING [3]
2010	262	645,973	5.08 %	16,112,035	5.75 %	31.34
2011	343	1,205,116	9.48	28,533,272	10.19	28.70
2012	247	927,210	7.29	22,617,851	8.08	28.26
2013	236	1,024,225	8.05	25,244,672	9.01	27.71
2014	233	1,078,570	8.48	22,539,251	8.05	27.14
2015	170	770,188	6.06	18,011,467	6.43	27.33
2016	224	1,197,226	9.42	32,648,867	11.66	37.23
2017	149	1,014,189	7.98	22,302,602	7.96	25.85
2018	166	848,368	6.67	18,481,659	6.60	23.89
2019	111	984,031	7.74	21,270,318	7.59	23.35
Thereafter	100	3,020,665	23.75	52,308,693	18.68	20.55
Total	**2,241**	**12,715,761**	**100.00 %**	**$ 280,070,687**	**100.00 %**	**$ 26.41**

(1) GLA = Gross Leasable Area.

(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at our ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent, amortization of above and below market lease values in-place, and contingent rental payments (which are not reasonably estimable).

(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

Office Lease Expirations as of January 31, 2010

EXPIRATION YEAR	NUMBER OF EXPIRING LEASES	SQUARE FEET OF EXPIRING LEASES [3]	PERCENTAGE OF TOTAL LEASED GLA [1]	NET BASE RENT EXPIRING [2]	PERCENTAGE OF TOTAL BASE RENT	AVERAGE BASE RENT PER SQUARE FEET EXPIRING [3]
2010	99	1,209,822	10.76 %	$ 24,285,735	7.59 %	$ 23.76
2011	69	734,187	6.53	17,207,639	5.37	26.25
2012	81	1,128,482	10.04	32,087,579	10.02	30.20
2013	75	1,179,469	10.49	27,184,470	8.49	24.52
2014	44	888,349	7.90	22,791,675	7.12	30.13
2015	12	258,801	2.30	4,693,752	1.47	19.17
2016	19	401,476	3.57	9,084,751	2.84	24.85
2017	18	265,156	2.36	7,953,622	2.48	32.43
2018	17	1,060,998	9.44	30,255,361	9.45	32.42
2019	17	689,141	6.13	16,450,908	5.14	25.77
Thereafter	36	3,427,531	30.48	128,174,483	40.03	39.18
Total	**487**	**11,243,412**	**100.00 %**	**$ 320,169,975**	**100.00 %**	**$ 30.93**

(1) GLA = Gross Leasable Area.

(2) Net base rent expiring is an operating statistic and is not comparable to rental revenue, a GAAP financial measure. The primary differences arise because net base rent is determined using the tenant's contractual rental agreements at our ownership share of the base rental income from expiring leases as determined within the rent agreement and it does not include adjustments such as the impact of straight-line rent, amortization of above and below market lease values in-place, and contingent rental payments (which are not reasonably estimable).

(3) Square feet of expiring leases and average base rent per square feet are operating statistics that represent 100% of the square footage and base rental income per square foot from expiring leases.

Schedule of Significant Retail Tenants as of January 31, 2010

(Based on net base rent 1% or greater of the Company's ownership share)

TENANT	NUMBER OF LEASES	LEASED SQUARE FEET	PERCENTAGE OF TOTAL RETAIL SQUARE FEET
AMC Entertainment, Inc.	6	515,097	4.05 %
Bass Pro Shops, Inc.	3	510,855	4.02
Regal Entertainment Group	5	381,461	3.00
TJX Companies	10	313,861	2.47
The Gap	24	305,756	2.40
The Home Depot	2	282,000	2.22
Dick's Sporting Goods	5	257,486	2.02
Abercrombie & Fitch Stores, Inc.	30	223,567	1.76
The Limited	36	221,684	1.74
Footlocker, Inc.	37	142,848	1.12
Pathmark Stores, Inc.	2	123,500	0.97
American Eagle Outfitters	18	104,067	0.83
Subtotal	178	3,382,182	26.60
All Others	2,063	9,333,579	73.40
Total	**2,241**	**12,715,761**	**100.00 %**

Schedule of Significant Office Tenants as of January 31, 2010

(Based on net base rent 2% or greater of the Company's ownership share)

TENANT	LEASED SQUARE FEET	PERCENTAGE OF TOTAL OFFICE SQUARE FEET
City of New York	890,185	7.92 %
Millennium Pharmaceuticals, Inc.	628,934	5.59
U.S. Government	620,402	5.52
Morgan Stanley & Co.	444,685	3.96
Securities Industry Automation Corp.	433,971	3.86
Wellchoice, Inc.	392,514	3.49
JP Morgan Chase & Co.	385,254	3.43
Forest City Enterprises, Inc. (1)	366,786	3.26
Bank of New York	323,043	2.87
National Grid	254,034	2.26
Alkermes, Inc.	210,248	1.87
Clearbridge Advisors, LLC, a Legg Mason Company	193,249	1.72
Covington & Burling, LLP	160,565	1.43
Seyfarth Shaw, LLP	96,909	0.86
Subtotal	5,400,779	48.04
All Others	5,842,633	51.96
Total	**11,243,412**	**100.00 %**

(1) All intercompany rental income is eliminated in consolidation.

Development Pipeline
January 31, 2010
2009 Openings and Acquisitions (3)

Property	Location	Dev (D) Acq (A)	Date Opened / Acquired	FCE Legal Ownership % (a)	Pro-Rata FCE % (a) (1)	Cost at Full Consolidation (GAAP) (b)	Total Cost at 100% (2)	Cost at FCE Pro-Rata Share (Non-GAAP) (c) (1) X (2)	Sq. ft./ No. of Units	Gross Leasable Area
						(in millions)				
Retail Centers:										
Promenade in Temecula Expansion	Temecula, CA	D	Q1-09	75.0%	100.0%	$ 107.8	$ 107.8	$ 107.8	127,000	127,000
East River Plaza (Costco) (f) (g)	Manhattan, NY	D	Q4-09	35.0%	50.0%	0.0	0.0	0.0	110,000	110,000
						$ 107.8	$ 107.8	$ 107.8	237,000	237,000
Residential:										
North Church Towers (d)	Parma Heights, OH	A	Q3-09	100.0%	100.0%	$ 5.6	$ 5.6	$ 5.6	399	
80 DeKalb (e)	Brooklyn, NY	D	Q4-09/10	80.0%	100.0%	163.3	163.3	163.3	365	
						$ 168.9	$ 168.9	$ 168.9	764	
Total Openings and Acquisitions						**$ 276.7**	**$ 276.7**	**$ 276.7**		

Residential Phased-In Units (e) (f):									**Opened in '09 / Total**
Cobblestone Court	Painesville, OH	D	2006-09	50.0%	50.0%	$ 0.0	$ 30.3	$ 15.2	**96/400**
Sutton Landing	Brimfield, OH	D	2007-09	50.0%	50.0%	0.0	15.9	8.0	**36/216**
Stratford Crossing	Wadsworth, OH	D	2007-10	50.0%	50.0%	0.0	25.3	12.7	**36/348**
Total (h)						**$ 0.0**	**$ 71.5**	**$ 35.9**	**168/964**

See footnotes on page 33.

Development Pipeline
January 31, 2010
Under Construction (7)

Property	Location	Dev (D) Acq (A)	Anticipated Opening	FCE Legal Ownership % (a)	Pro-Rata FCE % (a) (1)	Cost at Full Consolidation (GAAP) (b)	Total Cost at 100% (2)	Cost at FCE Pro-Rata Share (Non-GAAP) (c) (1) X (2)	Sq. ft./ No. of Units	Gross Leasable Area	Lease Commitment %
						(in millions)					
Retail Centers:											
East River Plaza (Total including Costco) (f) (i)	Manhattan, NY	D	2010	35.0%	50.0%	$ 0.0	$ 398.1	$ 199.1	527,000	527,000	93%
Village at Gulfstream Park	Hallandale Beach, FL	D	Q1-10	50.0%	50.0%	204.2	204.2	102.1	510,000	510,000 (m)	70%
Ridge Hill (e)	Yonkers, NY	D	2011/2012	70.0%	100.0%	798.7	798.7	798.7	1,336,000	1,336,000 (n)	28%
						$ 1,002.9	$ 1,401.0	$ 1,099.9	2,373,000	2,373,000	
Office:											
Waterfront Station - East 4th & West 4th Buildings	Washington, D.C.	D	Q1-10	45.0%	45.0%	$ 326.7	$ 326.7	$ 147.0	631,000 (o)		97%
Residential:											
Presidio Landmark	San Francisco, CA	D	Q3-10	100.0%	100.0%	$ 110.9	$ 110.9	$ 110.9	161		
Beekman (e)	Manhattan, NY	D	Q1-11/12	49.0%	70.0%	875.7	875.7	613.0	904		
						$ 986.6	$ 986.6	$ 723.9	1,065		
Arena:											
Barclays Center (f) (j)	Brooklyn, NY	D	2012	23.3%	23.3%	$ 0.0	$ 911.1	$ 212.3	670,000	18,000 seats (p)	
Total Under Construction (k)						**$ 2,316.2**	**$ 3,625.4**	**$ 2,183.1**			

Property	Location	Dev (D) Acq (A)	Anticipated Opening	FCE Legal Ownership % (a)	Pro-Rata FCE % (a) (1)	Cost at Full Consolidation (GAAP) (b)	Total Cost at 100% (2)	Cost at FCE Pro-Rata Share (Non-GAAP) (c) (1) X (2)	Under Const./Total
Residential Phased-In Units (e) (f):									
Stratford Crossing (l)	Wadsworth, OH	D	2007-10	50.0%	50.0%	$ 0.0	$ 25.3	$ 12.7	96/348

Property	Location	Dev (D) Acq (A)	Anticipated Opening	FCE Legal Ownership % (a)	Pro-Rata FCE % (a) (1)	Cost at Full Consolidation (GAAP) (b)	Total Cost at 100% (2)	Cost at FCE Pro-Rata Share (Non-GAAP) (c) (1) X (2)	Sq. ft.
Fee Development:									
Las Vegas City Hall	Las Vegas, NV	D	Q1-12	- (q)	- (q)	$ 0.0	$ 146.2	$ 0.0	270,000

See footnotes on page 33.

Military Housing – see footnote r.

Development Pipeline
January 31, 2010

Equity Requirements for Projects Under Construction [1]

	100%	Less Unconsolidated Investments at 100%	Full Consolidation (GAAP) [b]	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro Rata	Pro-Rata Consolidation (Non-GAAP) [c]
			(dollars in millions)			
Total Cost Under Construction	**$ 3,625.4**	**$ 1,309.2**	**$ 2,316.2**	**$ 544.5**	**$ 411.4**	**$ 2,183.1**
Total Loan Draws and Other Sources at Completion [2]	2,313.2	646.2	1,667.0	381.6	226.6	1,512.0
Net Equity at Completion	$ 1,312.2	$ 663.0	$ 649.2	$ 162.9	$ 184.8	$ 671.1
Net Costs Incurred to Date	$ 2,144.4	$ 543.2	$ 1,601.2	$ 423.4	$ 233.9	$ 1,411.7
Loan Draws and Other Sources to Date	987.4	(73.7)	1,061.1	274.2	49.1	836.0
Net Equity to Date	$ 1,157.0	$ 616.9	$ 540.1	$ 149.2	$ 184.8	$ 575.7
% of Total Equity	88%		83%			86%
Remaining Costs	$ 1,481.0	$ 766.0	$ 715.0	$ 121.1	$ 177.5	$ 771.4
Remaining Loan Draws and Other Sources [3]	1,325.8	719.9	605.9	107.4	177.5	676.0
Remaining Equity	$ 155.2	$ 46.1	$ 109.1	$ 13.7	$ -	$ 95.4
% of Total Equity	**12%**		**17%**			**14%**

(1) This schedule includes only the seven properties listed on page 31. This does not include costs associated with phased-in units, operating property renovations and military housing.
(2) "Other Sources" includes third party subsidies, tax credit proceeds and outlot land sales.
(3) Three of the loan commitments require specific leasing hurdles to be achieved prior to drawing the final amount of the loan. The Company estimates that approximately $141.3 million at 100% and at full consolidation, and $76.9 million at pro-rata consolidation of loan commitments are at risk should these leasing hurdles not be achieved.

Land Held for Development or Sale

Location	Gross Acres [4]	Saleable Acres [5]	Option Acres [6]
Mesa del Sol - Albuquerque, NM	3,023	2,336	5,731
Florida	1,654	1,414	-
Carolinas	1,344	879	788
Ohio	1,119	713	470
Texas	1,054	796	-
Arizona	967	551	-
Stapleton - Denver, CO	200	136	1,474
Central Station - Chicago, IL	30	30	-
Other	1,152	901	-
Total	10,543	7,756	8,463

(4) Represent all acres owned including those used for roadways, open spaces and parks.
(5) Saleable acres represent the total of all acres owned and available for sales. It might be the intent of the Land Group to further develop some of the acres into completed sublots prior to sale.
(6) Option acres are those acres that the Land Development group has a formal option to acquire the property. Typically these options are in the form of purchase agreements with contingencies for the satisfaction of due diligence reviews.

Development Pipeline

January 31, 2010 Footnotes

(a) As is customary within the real estate industry, the Company invests in certain real estate projects through joint ventures. For some of these projects, the Company provides funding at percentages that differ from the Company's legal ownership.
(b) Amounts are presented on the full consolidation method of accounting, a GAAP measure. Under full consolidation, costs are reported as consolidated at 100 percent if we are deemed to have control or to be the primary beneficiary of our investments in the VIE.
(c) Cost at pro-rata share represents Forest City's share of cost, based on the Company's pro-rata ownership of each property (a non-GAAP measure). Under the pro-rata consolidation method of accounting the Company determines its pro-rata share by multiplying its pro-rata ownership by the total cost of the applicable property.
(d) The Company exchanged its 50% ownership interest in Boulevard Towers, an apartment community located in Amherst, New York, for 100% ownership in North Church Towers, in a nonmonetary exchange.
(e) Phased-in openings. Costs are representative of the total project.
(f) Reported under the equity method of accounting. This method represents a GAAP measure for investments in which the Company is not deemed to have control or to be the primary beneficiary of our investments in a VIE.
(g) See the Under Construction pipeline for cost details for the total center.
(h) The difference between the full consolidation cost amount (GAAP) of $0.0 million to the Company's pro-rata share (a non-GAAP measure) of $35.9 million consists of the Company's share of cost for unconsolidated investments of $35.9 million.
(i) Phased opening includes the total cost and square footage of the center, including Costco which opened in the fourth quarter. The cost of the property also includes construction of the 1,248-space parking garage and structural upgrades to accommodate a possible future residential project above the retail center.
(j) Upon closing of the strategic partnership with an affiliate of Onexim Group, the Company's legal and pro-rata ownership will increase to approximately 27%.
(k) The difference between the full consolidation cost amount (GAAP) of $2,316.2 million to the Company's pro-rata share (a non-GAAP measure) of $2,183.1 million consists of a reduction to full consolidation for noncontrolling interest of $544.5 million of cost and the addition of its share of cost for unconsolidated investments of $411.4 million.
(l) The difference between the full consolidation cost amount (GAAP) of $0.0 million to the Company's pro-rata share (a non-GAAP measure) of $12.7 million consists of the Company's share of cost for unconsolidated investments of $12.7 million.
(m) Includes 89,000 square feet of office space. Excluding this office space from the calculation of the preleased percentage would result in the retail space being 85% preleased. In addition, includes 35,000 square feet site for Crate & Barrel, which opened Q4-09. The remainder of the center opened on February 11, 2010.
(n) Includes 156,000 square feet of office space.
(o) Includes 85,000 square feet of retail space.
(p) The Nets, a member of the NBA, has a 37 year license agreement to use the arena.
(q) This is a fee development project, owned by the City of Las Vegas. Therefore, these costs are not included on the Company's balance sheet.
(r) Below is a summary of our equity method investments for Military Housing Development projects. The Company provides development, construction, and management services for these projects and receives agreed upon fees for these services. (See pages 14-15 for net fee revenue included in NOI.)

Property	Location	Anticipated Opening	FCE Pro-Rata %	Cost at Full Consolidation	Total Cost at 100%	No. of Units
				(in millions)		
Military Housing - **Under Construction (7)**						
Navy Midwest	Chicago, IL	2006-2010	*	$ 0.0	$ 248.8	1,658
Pacific Northwest Communities	Seattle, WA	2007-2010	*	0.0	280.5	2,986
Midwest Millington	Memphis, TN	2008-2010	*	0.0	37.0	318
Marines, Hawaii Increment II	Honolulu, HI	2007-2011	*	0.0	293.3	1,175
Navy, Hawaii Increment III	Honolulu, HI	2007-2011	*	0.0	535.1	2,520
Air Force Academy	Colorado Springs, CO	2007-2013	50.0%	0.0	69.5	427
Hawaii Phase IV	Kaneohe, HI	2007-2014	*	0.0	364.0	917
Total Military Housing Under Construction				$ 0.0	$ 1,828.2	10,001

* The Company's share of residual cash flow ranges from 0-20% during the life cycle of the project.

Debt for Projects under Development

We use nonrecourse mortgage debt for the financing of our development pipeline. We draw on these financings to partially fund the cost incurred with the development of our real estate. As of January 31, 2010, the detail of how much is outstanding compared to the total commitment under the financing is as follows:

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Outstanding				
Fixed	$ -	$ -	$ 43,101	$ 43,101
Variable				
Taxable	1,059,600	292,228	97,762	865,134
Tax-Exempt	203,900	61,986	20,000	161,914
Total outstanding on projects under development [(1)]	$ 1,263,500	$ 354,214	$ 160,863	$ 1,070,149
Commitment				
Fixed	$ -	$ -	$ 44,130	$ 44,130
Variable				
Taxable	1,653,239	424,647	123,358	1,351,950
Tax-Exempt	203,900	61,986	20,000	161,914
Total commitment	$ 1,857,139	$ 486,633	$ 187,488	$ 1,557,994

(1) Proceeds from outstanding debt of $47,305 and $42,785, at full and pro-rata consolidation, respectively, described above is recorded as restricted cash in our Consolidated Balance Sheet. For bonds issued in conjunction with development, the full amount of the bonds at the beginning of construction must remain in escrow until costs are incurred.

Non-Recourse Mortgage Financings

Our primary capital strategy seeks to isolate the operating and financial risk at the property level to maximize returns and reduce risk on and of our equity capital. As such, substantially all of our operating and development properties are separately encumbered with nonrecourse mortgage debt.

We use taxable and tax-exempt nonrecourse debt for our real estate projects. For those real estate projects financed with taxable debt, we generally seek long-term, fixed-rate financing for those operating projects whose loans mature within the next 12 months or are projected to open and achieve stabilized operations during that same time frame. However, due to the limited availability of long-term fixed rate mortgage debt based upon current market conditions, we are attempting to extend maturities with existing lenders at current market terms. For real estate projects financed with tax-exempt debt, we generally utilize variable-rate debt. For construction loans, we generally pursue variable-rate financings with maturities ranging from two to five years.

We are actively working to refinance and/or extend the maturities of the nonrecourse debt that are coming due in the next 24 months. During the year ended January 31, 2010, we completed the following financings:

Purpose of Financing	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
		(in thousands)		
Refinancings	$ 277,841	$ 62,031	$ 97,511	$ 313,321
Loan extensions/additional fundings	1,285,303	87,064	177,148	1,375,387
	$ 1,563,144	$ 149,095	$ 274,659	$ 1,688,708

(THIS PAGE INTENTIONALLY LEFT BLANK)

Scheduled Maturities Table: Nonrecourse Mortgage Debt *(dollars in thousands)*
As of January 31, 2010

	Year Ending January 31, 2011				Year Ending January 31, 2012			
	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:								
Fixed-rate debt	$ 251,132	$ 15,269	$ 25,191	$ 261,054	$ 355,293	$ 4,183	$ 72,906	$ 424,016
Weighted average rate	7.05 %	6.49 %	7.02 %	7.08 %	7.03 %	5.10 %	6.29 %	6.92 %
Variable:								
Variable-rate debt	598,942	55,208	119,578	663,312	517,372	177,113	69,118	409,377
Weighted average rate	3.72 %	4.75 %	1.71 %	3.27 %	4.19 %	4.50 %	3.28 %	3.91 %
Tax-Exempt	-	-	3,305	3,305	132,430	67	-	132,363
Weighted average rate	- %	- %	1.57 %	1.57 %	2.60 %	3.70 %	- %	2.60 %
Total variable-rate debt	598,942	55,208	122,883	666,617	649,802	177,180	69,118	541,740
Total Nonrecourse Mortgage Debt	**$ 850,074**	**$ 70,477**	**$ 148,074**	**$ 927,671**	**$ 1,005,095**	**$ 181,363**	**$ 142,024**	**$ 965,756**
Weighted Average Rate	**4.70 %**	**5.12 %**	**2.61 %**	**4.34 %**	**4.98 %**	**4.51 %**	**4.83 %**	**5.05 %**

	Year Ending January 31, 2013				Year Ending January 31, 2014			
	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:								
Fixed-rate debt	$ 331,624	$ 7,573	$ 28,758	$ 352,809	$ 769,734	$ 15,490	$ 41,186	$ 795,430
Weighted average rate	5.99 %	6.22 %	6.55 %	6.03 %	5.84 %	5.59 %	5.80 %	5.84 %
Variable:								
Variable-rate debt	643,687	72,367	4,932	576,252	46,411	-	1,466	47,877
Weighted average rate	5.12 %	2.58 %	3.20 %	5.42 %	6.05 %	- %	2.51 %	5.94 %
Tax-Exempt	204,616	62,057	-	142,559	91,565	77	-	91,488
Weighted average rate	2.47 %	2.47 %	- %	2.47 %	1.52 %	3.68 %	- %	1.52 %
Total variable-rate debt	848,303	134,424	4,932	718,811	137,976	77	1,466	139,365
Total Nonrecourse Mortgage Debt	**$ 1,179,927**	**$ 141,997**	**$ 33,690**	**$ 1,071,620**	**$ 907,710**	**$ 15,567**	**$ 42,652**	**$ 934,795**
Weighted Average Rate	**4.90 %**	**2.73 %**	**6.06 %**	**5.23 %**	**5.41 %**	**5.58 %**	**5.69 %**	**5.42 %**

Scheduled Maturities Table: Nonrecourse Mortgage Debt *(dollars in thousands)* (continued)
As of January 31, 2010

	Year Ending January 31, 2015				Thereafter			
	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:								
Fixed-rate debt	$ 525,140	$ 68,506	$ 139,918	$ 596,552	$ 1,821,006	$ 109,386	$ 628,774	$ 2,340,394
Weighted average rate	5.99 %	5.79 %	5.21 %	5.83 %	5.89 %	5.99 %	5.76 %	5.85 %
Variable:								
Variable-rate debt	12,415	-	39,038	51,453	639,999	-	13,980	653,979
Weighted average rate	1.43 %	- %	2.97 %	2.60 %	6.40 %	- %	1.18 %	6.29 %
Tax-Exempt	815	82	-	733	532,089	21,851	157,057	667,295
Weighted average rate	3.70 %	3.68 %	- %	3.70 %	1.60 %	2.76 %	1.34 %	1.50 %
Total variable-rate debt	13,230	82	39,038	52,186	1,172,088	21,851	171,037	1,321,274
Total Nonrecourse Mortgage Debt	**$ 538,370**	**$ 68,588**	**$ 178,956**	**$ 648,738**	**$ 2,993,094**	**$ 131,237**	**$ 799,811**	**$ 3,661,668**
Weighted Average Rate	**5.88 %**	**5.78 %**	**4.72 %**	**5.57 %**	**5.24 %**	**5.45 %**	**4.81 %**	**5.14 %**

	Total			
	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation
Fixed:				
Fixed-rate debt	$ 4,053,929	$ 220,407	$ 936,733	$ 4,770,255
Weighted average rate	6.07 %	5.92 %	5.78 %	6.02 %
Variable:				
Variable-rate debt	2,458,826	304,688	248,112	2,402,250
Weighted average rate	4.92 %	4.09 %	2.35 %	4.76 %
Tax-Exempt	961,515	84,134	160,362	1,037,743
Weighted average rate	1.92 %	2.55 %	1.34 %	1.78 %
Total variable-rate debt	3,420,341	388,822	408,474	3,439,993
Total Nonrecourse Mortgage Debt	**$ 7,474,270**	**$ 609,229**	**$ 1,345,207**	**$ 8,210,248**
Weighted Average Rate	**5.16 %**	**4.54 %**	**4.62 %**	**5.12 %**

The following tables provide detail of our maturities for 2010, 2011 and 2012 as of January 31, 2010, as well as the level of exposure to various lending sources, operating/development designation and product type:

Upcoming Maturities Summary *(in thousands)*
As of January 31, 2010

Year Ending January 31, 2011	100%	Less Unconsolidated Investments at 100%	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro Rata	Pro-Rata Consolidation (Non-GAAP)
Total Maturities (Nonrecourse Mortgage Debt)	**$ 1,160,501**	**$ 310,427**	**$ 850,074**	**$ 70,477**	**$ 148,074**	**$ 927,671**
Less: Scheduled Payments	111,906	26,720	85,186	5,209	14,052	94,029
Net Maturities	**1,048,595**	**283,707**	**764,888**	**65,268**	**134,022**	**833,642**
Add: Notes Payable	112,829	99,111	13,718	2,246	23,740	35,212
Total Maturities (including Notes Payable)	**1,161,424**	**382,818**	**778,606**	**67,514**	**157,762**	**868,854**
Closed Loans / To be Fully Amortized [3]	90,158	5,890	84,268	12,412	1,216	73,072
Committed Deals / Automatic Extensions [3]	99,765	30,950	68,815	480	14,760	83,095
Extension Available [1][3]	382,189	223,959	158,230	40,089	111,349	229,490
Subtotal	**572,112**	**260,799**	**311,313**	**52,981**	**127,325**	**385,657**
Remaining to Finance	**$ 589,312**	**$ 122,019**	**$ 467,293**	**$ 14,533**	**$ 30,437**	**$ 483,197**

Year Ending January 31, 2012	100%	Less Unconsolidated Investments at 100%	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro Rata	Pro-Rata Consolidation (Non-GAAP)
Total Maturities (Nonrecourse Mortgage Debt)	**$ 1,290,726**	**$ 285,631**	**$ 1,005,095**	**$ 181,363**	**$ 142,024**	**$ 965,756**
Less: Scheduled Payments	91,620	18,660	72,960	2,850	10,357	80,467
Add: Corporate Debt [4]	105,067	-	105,067	-	-	105,067
Net Maturities	**1,304,173**	**266,971**	**1,037,202**	**178,513**	**131,667**	**990,356**
Add: Notes Payable	70,101	61,540	8,561	-	13,886	22,447
Total Maturities (including Notes Payable)	**1,374,274**	**328,511**	**1,045,763**	**178,513**	**145,553**	**1,012,803**
Closed Corporate Debt [4]	51,176	-	51,176	-	-	51,176
Closed Loans / To be Fully Amortized [3][5]	232	(44,850)	45,082	-	(22,876)	22,206
Committed Deals / Automatic Extensions [3]	50,582	50,582	-	-	25,291	25,291
Extension Available [1][3]	459,152	35,756	423,396	101,058	17,878	340,216
Subtotal	**561,142**	**41,488**	**519,654**	**101,058**	**20,293**	**438,889**
Remaining to Finance	**$ 813,132**	**$ 287,023**	**$ 526,109**	**$ 77,455**	**$ 125,260**	**$ 573,914**

Year Ending January 31, 2013	100%	Less Unconsolidated Investments at 100%	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro Rata	Pro-Rata Consolidation (Non-GAAP)
Total Maturities (Nonrecourse Mortgage Debt)	**$ 1,243,679**	**$ 63,752**	**$ 1,179,927**	**$ 141,997**	**$ 33,690**	**$ 1,071,620**
Less: Scheduled Payments	76,627	19,090	57,537	2,765	11,047	65,819
Add: Corporate Debt [2]	83,516	-	83,516	-	-	83,516
Net Maturities	**1,250,568**	**44,662**	**1,205,906**	**139,232**	**22,643**	**1,089,317**
Add: Notes Payable	158,912	106,924	51,988	36	29,615	81,567
Total Maturities (including Notes Payable)	**1,409,480**	**151,586**	**1,257,894**	**139,268**	**52,258**	**1,170,884**
Closed Loans / To be Fully Amortized [3][5]	12,848	(61,562)	74,410	2,692	(30,049)	41,669
Committed Deals / Automatic Extensions [3]	63,911	-	63,911	942	-	62,969
Extension Available [1][3]	830,979	-	830,979	134,353	-	696,626
Subtotal	**907,738**	**(61,562)**	**969,300**	**137,987**	**(30,049)**	**801,264**
Remaining to Finance	**$ 501,742**	**$ 213,148**	**$ 288,594**	**$ 1,281**	**$ 82,307**	**$ 369,620**

(1) Includes loans that have extension options available, all of which require some predefined condition in order to qualify for the extension, such as, meeting or exceeding leasing hurdles, loan to value ratios or debt service coverage requirements. We cannot give assurance that the defined hurdles or milestones will be achieved to qualify for these extensions.
(2) The credit facility amount of $83,516 outstanding as of January 31, 2010 has a maximum commitment of $500,000. The remaining availability of $416,484 is further reduced by $196,006 by outstanding letters of credit and reserves for retirement of indebtedness as of January 31, 2010.
(3) Reflects activity through March 30, 2010.
(4) $51,176 of the Puttable Equity-Linked Notes due 2011 were exchanged by the holders for newly issued cumulative perpetual convertible preferred stock. In addition, $121,747 and $5,826 of our Senior Notes due 2015 and 2017, respectively, were also exchanged for preferred stock.
(5) Reflects reduction of maturities of $45,082 at full consolidation and $22,090 at pro-rata for 2011 and $62,145 at full consolidation and $29,324 at pro-rata for 2012 due to the assumption of debt by new joint venture partners in certain Residential and Commercial properties, which will now be accounted for under the equity method of accounting.

The following schedules present information on investments in and advances to affiliates.

Investments in and Advances to Affiliates

Included in Investments in and Advances to Affiliates in the Consolidated Balance Sheet Information tables are unconsolidated investments in entities that we do not control and/or are not the primary beneficiary, and that are accounted for under the equity method of accounting, as well as advances to partners and other affiliates.

Following is a reconciliation of members' and partners' equity to our carrying value in the accompanying Consolidated Balance Sheet Information:

	January 31, 2010	January 31, 2009 (As Adjusted)
	(in thousands)	
Members' and partners' equity, as below	**$ 568,954**	$ 595,163
Equity of other members and partners	**503,708**	534,942
Company's investment in partnerships	**$ 65,246**	$ 60,221
Advances to and on behalf of other affiliates	**200,097**	168,774
Total Investments in and Advances to Affiliates	**$ 265,343**	$ 228,995

Summarized financial information for the equity method investments is as follows:

	Combined (100%) (GAAP)		**Pro-Rata Share (Non-GAAP)**	
	January 31, 2010	January 31, 2009	**January 31, 2010**	January 31, 2009
	(in thousands)			
Balance Sheet:				
Real Estate				
Completed rental properties	**$ 4,380,406**	$ 3,967,896	**$ 1,368,451**	$ 1,391,085
Projects under development	**785,548**	931,411	**305,420**	354,643
Land held for development or sale	**268,658**	278,438	**116,863**	122,377
Total Real Estate	**5,434,612**	5,177,745	**1,790,734**	1,868,105
Less accumulated depreciation	**(723,314)**	(680,013)	**(326,169)**	(332,619)
Real Estate, net	**4,711,298**	4,497,732	**1,464,565**	1,535,486
Restricted cash - Military housing bond funds	**481,615**	795,616	**6,149**	43,085
Other restricted cash	**222,752**	207,507	**62,257**	72,778
Other assets	**499,204**	482,431	**173,799**	155,079
Total Assets	**$ 5,914,869**	$ 5,983,286	**$ 1,706,770**	$ 1,806,428
Mortgage debt, nonrecourse	**$ 4,419,937**	$ 4,571,375	**$ 1,345,207**	$ 1,475,014
Other liabilities	**925,978**	816,748	**297,150**	271,974
Total Liabilities	**5,345,915**	5,388,123	**1,642,357**	1,746,988
Members' and partners' equity	**568,954**	595,163	**65,246**	60,221
Noncontrolling interest	**-**	-	**(833)**	(781)
Total Equity	**568,954**	595,163	**64,413**	59,440
Total Liabilities and Members'/Partners' Equity	**$ 5,914,869**	$ 5,983,286	**$ 1,706,770**	$ 1,806,428

Investments in and Advances to Affiliates (continued)

	Combined (100%) (GAAP)		Pro-Rata Share (Non-GAAP)	
Year Ended January 31,	**2010**	2009	**2010**	2009
		(in thousands)		
Operations:				
Revenues	**$ 868,589**	$ 901,892	**$ 355,195**	$ 380,297
Equity in earnings of unconsolidated entities on a pro-rata basis	**-**	-	**792**	756
Operating expenses	**(587,759)**	(649,953)	**(259,085)**	(272,305)
Interest expense including early extinguishment of debt	**(222,010)**	(222,340)	**(66,106)**	(69,808)
Impairment of real estate (1)	**-**	(66,873)	**-**	(13,592)
Depreciation and amortization	**(160,850)**	(149,496)	**(61,488)**	(58,425)
Interest and other income	**13,559**	49,745	**2,310**	4,396
Preferred return on disposition	**-**	(208)	**-**	(208)
Noncontrolling interest	**-**	-	**(76)**	(84)
Loss from continuing operations	**(88,471)**	(137,233)	**(28,458)**	(28,973)
Discontinued operations:				
Operating earnings (loss) from rental properties	**(945)**	2,823	**-**	-
Gain on disposition of rental properties (2)	**-**	3,470	**-**	1,081
Discontinued operations subtotal	**(945)**	6,293	**-**	1,081
Net earnings (loss) (pre-tax)	**$ (89,416)**	$ (130,940)	**$ (28,458)**	$ (27,892)
Impairment of investment in unconsolidated entities (1)	**(36,356)**	(7,693)	**(36,356)**	(7,693)
Gain on disposition of equity method investments (2)	**49,761**	-	**49,761**	-
Net earnings (loss) (pre-tax) from unconsolidated entities	**$ (76,011)**	$ (138,633)	**$ (15,053)**	$ (35,585)

Investments in and Advances to Affiliates (continued)

(1) The following table shows the detail of impairment of unconsolidated entities:

		Combined (100%) (GAAP)		Pro-Rata Share (Non-GAAP)	
		Year Ended January 31,			
		2010	2009	**2010**	2009
		(in thousands)			
Impairment of real estate:					
Mercury (Condominiums)	(Los Angeles, California)	**$ -**	$ 28,910	**$ -**	$ 8,036
Navy Midwest (Land owned by Military Housing Project)	(Chicago, Illinois)	**-**	30,000	**-**	300
Specialty Retail Centers:					
Coachella Plaza	(Coachella, California)	**-**	1,870	**-**	1,870
Southgate Mall	(Yuma, Arizona)	**-**	1,356	**-**	1,356
El Centro Mall	(El Centro, California)	**-**	4,737	**-**	2,030
Total impairment of real estate		**$ -**	$ 66,873	**$ -**	$ 13,592
Impairment of investment in unconsolidated entities:					
Apartment Communities:					
Millender Center	(Detroit, Michigan)	**$ 10,317**	$ -	**$ 10,317**	$ -
Uptown Apartments	(Oakland, California)	**6,781**	-	**6,781**	-
Metropolitan Lofts	(Los Angeles, California)	**2,505**	-	**2,505**	-
Residences at University Park	(Cambridge, Massachusetts)	**855**	-	**855**	-
Fenimore Court	(Detroit, Michigan)	**693**	-	**693**	-
Classic Residence by Hyatt (Supported-living Apartments)	(Yonkers, New York)	**3,152**	1,107	**3,152**	1,107
Advent Solar (Office Building)	(Albuquerque, New Mexico)	**1,693**	-	**1,693**	-
Southgate Mall (Specialty Retail Center)	(Yuma, Arizona)	**1,611**	-	**1,611**	-
Pittsburgh Peripheral (Commercial Group Land Project)	(Pittsburgh, Pennsylvania)	**7,217**	3,937	**7,217**	3,937
Mixed-Use Land Development:					
Shamrock Business Center	(Painesville, Ohio)	**1,150**	-	**1,150**	-
Old Stone Crossing at Caldwell Creek	(Charlotte, North Carolina)	**122**	365	**-**	365
Palmer	(Manatee County, Florida)	**-**	1,214	**-**	1,214
Cargor VI	(Manatee County, Florida)	**-**	892	**-**	892
Other		**260**	178	**382**	178
Total impairment of investment in unconsolidated entities		**$ 36,356**	$ 7,693	**$ 36,356**	$ 7,693

(2) Upon disposition, investments accounted for on the equity method are not classified as discontinued operations; therefore, gains or losses on the sale of equity method properties are reported in continuing operations when sold. The following table shows the detail of gain on disposition of unconsolidated entities:

		Combined (100%) (GAAP)		Pro-Rata Share (Non-GAAP)	
		Year Ended January 31,			
		2010	2009	**2010**	2009
		(in thousands)			
Gain on disposition of equity method rental properties:					
Office Buildings:					
One International Place	(Cleveland, Ohio)	**$ -**	$ 3,070	**$ -**	$ 881
Emery Richmond	(Warrensville Heights, Ohio)	**-**	400	**-**	200
Total gain on disposition of equity method rental properties		**$ -**	$ 3,470	**$ -**	$ 1,081
Gain on disposition of equity method investments:					
Apartment Communities:					
Clarkwood	(Warrensville Heights, Ohio)	**$ 6,983**	$ -	**$ 6,983**	$ -
Granada Gardens	(Warrensville Heights, Ohio)	**6,577**	-	**6,577**	-
Boulevard Towers [(a)]	(Amherst, New York)	**4,498**	-	**4,498**	-
Sale of three Classic Residence by Hyatt (Supported-living Apartments)					
	(Chevy Chase, Maryland, Teaneck, New Jersey and Yonkers, New York)	**31,703**	-	**31,703**	-
Total gain on disposition of equity method investments		**$ 49,761**	$ -	**$ 49,761**	$ -

(a) We disposed of our 50% ownership interest in *Boulevard Towers* in a nonmonetary exchange for 100% ownership interest in *North Church Towers*, an apartment complex in Parma Heights, Ohio.

Forest City Rental Properties Corporation ("FCRPC") is a wholly-owned subsidiary of Forest City Enterprises, Inc. engaged in the ownership, development, management and acquisition of real estate projects, including regional malls, specialty/urban retail centers, office and life science buildings, hotels, mixed-use projects, as well as large land development projects, residential rental properties, development of for-sale condominium projects and also owns interests in entities that develop and manage military family housing.

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Balance Sheet Information – January 31, 2010 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Pro-Rata Consolidation (Non-GAAP)
		(in thousands)		
Assets				
Real Estate				
Completed rental properties	$ 8,470,065	$ 291,070	$ 1,368,449	$ 9,547,444
Projects under development	2,641,170	600,119	305,420	2,346,471
Land held for development or sale	73,038	5,832	55,162	122,368
Total Real Estate	11,184,273	897,021	1,729,031	12,016,283
Less accumulated depreciation	(1,588,070)	(57,756)	(326,169)	(1,856,483)
Real Estate, net	9,596,203	839,265	1,402,862	10,159,800
Cash and equivalents	205,371	6,602	28,056	226,825
Restricted cash	403,841	90,951	68,053	380,943
Notes and accounts receivable, net	360,838	20,248	66,684	407,274
Investments in and advances to affiliates	224,881	(159,708)	(34,872)	349,717
Other assets	780,967	70,976	71,872	781,863
Total Assets	$ 11,572,101	$ 868,334	$ 1,602,655	$ 12,306,422
Liabilities and Shareholders' Equity				
Liabilities				
Mortgage debt, nonrecourse	$ 7,453,730	$ 609,229	$ 1,318,845	$ 8,163,346
Notes payable	145,246	13,380	126,254	258,120
Bank revolving credit facility	83,516	-	-	83,516
Accounts payable and accrued expenses	1,051,092	83,725	158,365	1,125,732
Accounts payable to Forest City Enterprises, Inc.	570,935	(443)	24	571,402
Deferred income taxes	495,677	-	-	495,677
Total Liabilities	9,800,196	705,891	1,603,488	10,697,793
Equity				
Shareholders' Equity				
Shareholders' equity before accumulated other comprehensive loss	1,500,544	-	-	1,500,544
Accumulated other comprehensive loss	(77,936)	-	-	(77,936)
Total Shareholders' Equity	1,422,608	-	-	1,422,608
Noncontrolling interest	349,297	162,443	(833)	186,021
Total Equity	1,771,905	162,443	(833)	1,608,629
Total Liabilities and Equity	$ 11,572,101	$ 868,334	$ 1,602,655	$ 12,306,422

Forest City Rental Properties Corporation and Subsidiaries
Consolidated Earnings Information – Year Ended January 31, 2010 (Unaudited)

	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
Revenues from real estate operations	$ 1,249,746	$ 50,729	$ 350,371	$ 5,476	$ 1,554,864
Expenses					
Operating expenses	658,857	23,804	255,632	430	891,115
Depreciation and amortization	264,186	5,274	58,799	1,347	319,058
Impairment of real estate	22,636	-	34,824	9,775	67,235
	945,679	29,078	349,255	11,552	1,277,408
Interest expense	(344,583)	(14,486)	(66,901)	(2,184)	(399,182)
Amortization of mortgage procurement costs	(13,659)	(518)	(2,411)	(50)	(15,602)
Gain (loss) on early extinguishment of debt	22,420	-	(1,130)	-	21,290
Interest and other income	49,208	624	2,301	-	50,885
Gain on disposition of rental properties	-	-	49,761	4,548	54,309
Earnings (loss) before income taxes	17,453	7,271	(17,264)	(3,762)	(10,844)
Income tax expense (benefit)					
Current	8,261	-	-	848	9,109
Deferred	(17,828)	-	-	(2,307)	(20,135)
	(9,567)	-	-	(1,459)	(11,026)
Equity in earnings (loss), including impairment of unconsolidated entities	(15,562)	(76)	17,264	-	1,778
Earnings (loss) from continuing operations	11,458	7,195	-	(2,303)	1,960
Discontinued operations, net of tax:					
Operating earnings from rental properties	(5,087)	-	-	5,087	-
Gain on disposition of rental properties	2,784	-	-	(2,784)	-
	(2,303)	-	-	2,303	-
Net earnings	9,155	7,195	-	-	1,960
Net earnings attributable to noncontrolling interest	(7,195)	(7,195)	-	-	-
Net earnings attributable to Forest City Enterprises, Inc.	$ 1,960	$ -	$ -	$ -	$ 1,960

The following is a summary of the real estate activity of FCRPC as presented on pro-rata consolidation including a reconciliation from full consolidation to pro-rata consolidation.

Real Estate Activity

	Pro-Rata Consolidation (Non-GAAP)	
	Year Ended January 31, 2010	**Year Ended January 31,** 2009
	(in thousands)	
Real estate		
Completed rental properties	$ 9,547,444	$ 9,353,924
Projects under development	2,346,471	2,128,065
Land held for development or sale	122,368	116,675
Total real estate - FCRPC	12,016,283	11,598,664
Less accumulated depreciation	(1,856,483)	(1,698,362)
Real estate, net - FCRPC	$ 10,159,800	$ 9,900,302
Plus real estate, net - Land Group and Corporate	206,778	186,673
Real estate, net - Forest City Enterprises	$ 10,366,578	$ 10,086,975
Real estate activity during the year		
Completed rental properties		
Capital expenditures	$ 59,599	$ 99,130
Transferred from projects under development	469,479	729,370
Acquisitions	-	98,160
Other [3]	(146,187)	116,679
Total additions	382,891	1,043,339
Dispositions	(189,371) [1]	(147,005) [2]
Completed rental properties, net additions	$ 193,520	$ 896,334
Projects under development		
New development	732,880	1,023,035
Transferred to completed rental properties	(469,479)	(729,370)
Cost of land sales	(44,995)	(34,391)
Other [4]	-	41,572
Projects under development, net additions	218,406	300,846
Land held for development or sale, net additions	5,693	26,524
Increase in real estate, at cost	$ 417,619	$ 1,223,704

Real Estate Activity – (continued)

Years Ended January 31,	Full Consolidation	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
			(in thousands)		
2010					
Real estate - end of year					
Completed rental properties	**$ 8,470,065**	**$ 291,070**	**$ 1,368,449**	**$ -**	**$ 9,547,444**
Projects under development	**2,641,170**	**600,119**	**305,420**	**-**	**2,346,471**
Land held for development or sale	**73,038**	**5,832**	**55,162**	**-**	**122,368**
Total real estate - FCRPC	**11,184,273**	**897,021**	**1,729,031**	**-**	**12,016,283**
Less accumulated depreciation	**(1,588,070)**	**(57,756)**	**(326,169)**	**-**	**(1,856,483)**
Real estate, net - FCRPC	**$ 9,596,203**	**$ 839,265**	**$ 1,402,862**	**$ -**	**$ 10,159,800**
Plus real estate, net - Land Group and Corporate	**150,918**	**5,843**	**61,703**	**-**	**206,778**
Real estate, net - Forest City Enterprises	**$ 9,747,121**	**$ 845,108**	**$ 1,464,565**	**$ -**	**$ 10,366,578**
Real estate activity during the year					
Completed rental properties					
Capital expenditures	**$ 43,787**	**$ 1,799**	**$ 17,611**	**$ -**	**$ 59,599**
Transferred from projects under development	**376,829**	**21,508**	**114,158**	**-**	**469,479**
Acquisitions	**-**	**-**	**-**	**-**	**-**
Other [3]	**(57,623)**	**29,656**	**(58,908)**	**-**	**(146,187)**
Total additions	**362,993**	**52,963**	**72,861**	**-**	**382,891**
Dispositions	**(93,875)**	**-**	**(95,496)**	**-**	**(189,371)** [1]
Completed rental properties, net additions	**269,118**	**52,963**	**(22,635)**	**-**	**193,520**
Projects under development					
New development	**805,865**	**153,995**	**81,010**	**-**	**732,880**
Transferred to completed rental properties	**(376,829)**	**(21,508)**	**(114,158)**	**-**	**(469,479)**
Cost of land sales	**(28,920)**	**-**	**(16,075)**	**-**	**(44,995)**
Projects under development, net additions	**400,116**	**132,487**	**(49,223)**	**-**	**218,406**
Land held for development or sale, net additions	**4,494**	**60**	**1,259**	**-**	**5,693**
Increase (decrease) in real estate, at cost	**$ 673,728**	**$ 185,510**	**$ (70,599)**	**$ -**	**$ 417,619**
2009					
Real estate - end of year					
Completed rental properties	$ 8,200,947	$ 238,107	$ 1,391,084	$ -	$ 9,353,924
Projects under development	2,241,054	467,632	354,643	-	2,128,065
Land held for development or sale	68,544	5,772	53,903	-	116,675
Total real estate - FCRPC	10,510,545	711,511	1,799,630	-	11,598,664
Less accumulated depreciation	(1,413,299)	(47,555)	(332,618)	-	(1,698,362)
Real estate, net - FCRPC	$ 9,097,246	$ 663,956	$ 1,467,012	$ -	$ 9,900,302
Plus real estate, net - Land Group and Corporate	132,056	13,857	68,474	-	186,673
Real estate, net - Forest City Enterprises	$ 9,229,302	$ 677,813	$ 1,535,486	$ -	$ 10,086,975
Real estate activity during the year					
Completed rental properties					
Capital expenditures	$ 90,348	$ 2,415	$ 11,197	$ -	$ 99,130
Transferred from projects under development	591,992	10,886	148,264	-	729,370
Acquisitions	80,972	2,641	19,829	-	98,160
Other [3]	13,031	(94,407)	9,241	-	116,679
Total additions	776,343	(78,465)	188,531	-	1,043,339
Dispositions	(128,010)	(17,820)	(5,487)	(31,328)	(147,005) [2]
Completed rental properties, net additions	648,333	(96,285)	183,044	(31,328)	896,334
Projects under development					
New development	922,248	134,386	235,173	-	1,023,035
Transferred to completed rental properties	(591,992)	(10,886)	(148,264)	-	(729,370)
Cost of land sales	(12,264)	(141)	(22,268)	-	(34,391)
Other [4]	416,695	158,467	(216,656)	-	41,572
Projects under development, net additions	734,687	281,826	(152,015)	-	300,846
Land held for development or sale, net additions	15,930	851	11,445	-	26,524
Increase (decrease) in real estate, at cost	$ 1,398,950	$ 186,392	$ 42,474	$ (31,328)	$ 1,223,704

Real Estate Activity – (continued)

(1) Reflects the dispositions of: *Grand Avenue* (a 100,000 square foot specialty retail center in Queens, New York), *Sterling Glen of Glen Cove* (an 80-unit supported-living apartment community in Glen Cove, New York), *Sterling Glen of Great Neck* (a 142-unit supported-living apartment community in Great Neck, New York), *Classic Residence by Hyatt* (a 220-unit supported-living apartment community in Teaneck, New Jersey), *Classic Residence by Hyatt* (a 339-unit supported-living apartment community in Chevy Chase, Maryland), *Classic Residence by Hyatt* (a 310-unit supported-living apartment community in Yonkers, New York), *Granada Gardens* (a 940-unit apartment community in Warrensville Heights, Ohio), and *Clarkwood* (a 568-unit apartment community in Warrensville Heights, Ohio).

(2) Primarily reflects the dispositions of: *Sterling Glen of Lynbrook* (a 130-unit supported-living apartment community in Lynbrook, New York), *Sterling Glen of Rye Brook* (a 168-unit supported-living apartment community in Rye Brook, New York), *One International Place* (an 88,000 square foot office building in Cleveland, Ohio) and *Emery Richmond* (a 5,000 square foot office building in Warrensville Heights, Ohio).

(3) Relates to non-cash changes in completed rental properties with increases primarily due to assuming a larger portion of the existing mortgage debt upon acquisition of a partners' interest and decreases primarily due to impairment of real estate assets.

(4) Change to full consolidation method of accounting from equity method due to the occurrence of a triggering event as described in accounting guidance related to consolidation of variable interest entities, for *Waterfront Station, Village at Gulfstream Park, Shops at Wiregrass* and a mixed-use development project located in Las Vegas, Nevada in the Commercial Group for the year ended January 31, 2009. This also includes the retrospective application of accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement).

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Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended January 31, 2010 and 2009 *(in thousands)*

	Commercial Group 2009					Commercial Group 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 252,983	$ 11,041	$ 29,645	$ -	$ 271,587	$ 250,792	$ 4,975	$ 29,887	$ 912	$ 276,616
Exclude straight-line rent adjustment	(5,229)	-	-	-	(5,229)	1,465	-	-	(6)	1,459
Adjusted revenues	247,754	11,041	29,645	-	266,358	252,257	4,975	29,887	906	278,075
Add interest and other income	16,929	19	(1,325)	-	15,585	1,138	152	165	1	1,152
Add equity in earnings (loss), including impairment of unconsolidated entities	(1)	(1)	-	-	-	(5,308)	(119)	5,191	-	2
Exclude gain on disposition of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	1,693	-	(1,693)	-	-	7,929	-	(7,929)	-	-
Exclude depreciation and amortization of unconsolidated entities	4,875	-	(4,875)	-	-	4,858	-	(4,858)	-	-
Adjusted total income	**271,250**	**11,059**	**21,752**	-	**281,943**	**260,874**	**5,008**	**22,456**	**907**	**279,229**
Operating expenses	138,400	5,417	15,153	-	148,136	130,672	978	14,139	347	144,180
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	1,589	-	-	-	1,589	1,556	-	-	-	1,556
Exclude straight-line rent adjustment	(1,595)	-	-	-	(1,595)	(2,808)	-	-	-	(2,808)
Exclude preference payment	(585)	-	-	-	(585)	(585)	-	-	-	(585)
Adjusted operating expenses	**137,809**	**5,417**	**15,153**	-	**147,545**	**128,835**	**978**	**14,139**	**347**	**142,343**
Net operating income	**133,441**	**5,642**	**6,599**	-	**134,398**	**132,039**	**4,030**	**8,317**	**560**	**136,886**
Interest expense	63,392	3,512	6,599	-	66,479	77,128	807	8,317	399	85,037
Loss on early extinguishment of debt	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition	-	-	-	-	-	-	-	-	-	-
Noncontrolling interest in earnings before depreciation and amortization	2,130	2,130	-	-	-	3,223	3,223	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	1,480	-	-	-	1,480
Add: Pre-Tax EBDT from discontinued operations	-	-	-	-	-	161	-	-	(161)	-
Pre-Tax EBDT	67,919	-	-	-	67,919	50,369	-	-	-	50,369
Income tax expense (benefit)	(727)	-	-	-	(727)	(8,189)	-	-	-	(8,189)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 68,646**	**$ -**	**$ -**	**$ -**	**$ 68,646**	**$ 58,558**	**$ -**	**$ -**	**$ -**	**$ 58,558**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 68,646	$ -	$ -	$ -	$ 68,646	$ 58,558	$ -	$ -	$ -	$ 58,558
Depreciation and amortization - Real Estate Groups	(52,908)	-	-	-	(52,908)	(53,599)	-	-	(182)	(53,781)
Amortization of mortgage procurement costs - Real Estate Groups	(2,929)	-	-	-	(2,929)	(2,745)	-	-	(7)	(2,752)
Deferred taxes - Real Estate Groups	690	-	-	-	690	(14,650)	-	-	14	(14,636)
Straight-line rent adjustment	3,634	-	-	-	3,634	(4,273)	-	-	6	(4,267)
Preference payment	(585)	-	-	-	(585)	(585)	-	-	-	(585)
Preferred return on disposition, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties and other investments, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	(10,241)	-	(1,037)	-	(11,278)	-	-	(4,831)	-	(4,831)
Impairment of unconsolidated entities, net of tax	(1,037)	-	1,037	-	-	(4,831)	-	4,831	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	1,480	-	-	-	1,480
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	(182)	-	-	182	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	(7)	-	-	7	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	14	-	-	(14)	-
Straight-line rent adjustment	-	-	-	-	-	6	-	-	(6)	-
Gain on disposition of rental properties	-	-	-	-	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	-	-	-	-	-	-	-	-	-	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 5,270**	**$ -**	**$ -**	**$ -**	**$ 5,270**	**$ (20,814)**	**$ -**	**$ -**	**$ -**	**$ (20,814)**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	Residential Group 2009					Residential Group 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 64,574	$ 1,230	$ 38,266	$ -	$ 101,610	$ 59,778	$ 2,131	$ 43,421	$ 3,139	$ 104,207
Exclude straight-line rent adjustment	(54)	-	-	-	(54)	16	-	-	-	16
Adjusted revenues	64,520	1,230	38,266	-	101,556	59,794	2,131	43,421	3,139	104,223
Add interest and other income	10,832	(7)	726	-	11,565	9,781	53	1,193	(1)	10,920
Add equity in earnings (loss), including impairment of unconsolidated entities	43,283	6	(43,209)	-	68	(3,187)	52	3,042	-	(197)
Exclude gain on disposition of unconsolidated entities	(45,263)	-	45,263	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	-	-	-	-	-	5,045	-	(5,045)	-	-
Exclude depreciation and amortization of unconsolidated entities	8,193	-	(8,193)	-	-	6,043	-	(6,043)	-	-
Adjusted total income	**81,565**	**1,229**	**32,853**	-	**113,189**	**77,476**	**2,236**	**36,568**	**3,138**	**114,946**
Operating expenses	27,861	795	23,836	-	50,902	34,564	1,353	27,841	448	61,500
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	954	-	-	-	954	907	-	-	-	907
Exclude straight-line rent adjustment	1	-	-	-	1	-	-	-	-	-
Exclude preference payment	-	-	-	-	-	-	-	-	-	-
Adjusted operating expenses	**28,816**	**795**	**23,836**	-	**51,857**	**35,471**	**1,353**	**27,841**	**448**	**62,407**
Net operating income	**52,749**	**434**	**9,017**	-	**61,332**	**42,005**	**883**	**8,727**	**2,690**	**52,539**
Interest expense	6,502	347	8,063	-	14,218	8,528	416	7,996	1,090	17,198
Loss on early extinguishment of debt	1,396	-	954	-	2,350	620	-	-	-	620
Preferred return on disposition	-	-	-	-	-	731	-	(731)	-	-
Noncontrolling interest in earnings before depreciation and amortization	87	87	-	-	-	467	467	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	284	-	-	-	284
Add: Pre-Tax EBDT from discontinued operations	-	-	-	-	-	1,600	-	-	(1,600)	-
Pre-Tax EBDT	44,764	-	-	-	44,764	34,437	-	-	-	34,437
Income tax expense (benefit)	4,112	-	-	-	4,112	(12,222)	-	-	-	(12,222)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 40,652**	**$ -**	**$ -**	**$ -**	**$ 40,652**	**$ 46,659**	**$ -**	**$ -**	**$ -**	**$ 46,659**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 40,652	$ -	$ -	$ -	$ 40,652	$ 46,659	$ -	$ -	$ -	$ 46,659
Depreciation and amortization - Real Estate Groups	(22,413)	-	-	-	(22,413)	(20,511)	-	-	(849)	(21,360)
Amortization of mortgage procurement costs - Real Estate Groups	(707)	-	-	-	(707)	(717)	-	-	(72)	(789)
Deferred taxes - Real Estate Groups	(1,814)	-	-	-	(1,814)	(14,474)	-	-	(31)	(14,505)
Straight-line rent adjustment	55	-	-	-	55	(16)	-	-	-	(16)
Preference payment	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition, net of tax	-	-	-	-	-	(448)	-	-	-	(448)
Gain on disposition of rental properties and other investments, net of tax	-	-	27,709	-	27,709	-	-	-	2,865	2,865
Gain on disposition of unconsolidated entities, net of tax	27,709	-	(27,709)	-	-	-	-	-	-	-
Impairment of real estate, net of tax	(2,719)	-	-	-	(2,719)	(774)	-	(3,096)	-	(3,870)
Impairment of unconsolidated entities, net of tax	-	-	-	-	-	(3,096)	-	3,096	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	284	-	-	-	284
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	(849)	-	-	849	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	(72)	-	-	72	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	(31)	-	-	31	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties	-	-	-	-	-	2,865	-	-	(2,865)	-
Deferred gain on disposition of Lumber Group	-	-	-	-	-	-	-	-	-	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 40,763**	**$ -**	**$ -**	**$ -**	**$ 40,763**	**$ 8,820**	**$ -**	**$ -**	**$ -**	**$ 8,820**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	Land Development Group 2009					Land Development Group 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 6,776	$ 460	$ 2,998	$ -	$ 9,314	$ 10,004	$ 1,331	$ 6,325	$ -	$ 14,998
Exclude straight-line rent adjustment	-	-	-	-	-	1	-	-	-	1
Adjusted revenues	6,776	460	2,998	-	9,314	10,005	1,331	6,325	-	14,999
Add interest and other income	2,052	163	(29)	-	1,860	2,898	182	16	-	2,732
Add equity in earnings (loss), including impairment of unconsolidated entities	453	-	(777)	-	(324)	806	-	(905)	-	(99)
Exclude gain on disposition of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	-	-	-	-	-	2,285	-	(2,285)	-	-
Exclude depreciation and amortization of unconsolidated entities	225	-	(225)	-	-	165	-	(165)	-	-
Adjusted total income	**9,506**	**623**	**1,967**	-	**10,850**	**16,159**	**1,513**	**2,986**	-	**17,632**
Operating expenses	9,070	379	2,290	-	10,981	8,031	762	2,815	-	10,084
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	71	-	-	-	71	127	-	-	-	127
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Exclude preference payment	-	-	-	-	-	-	-	-	-	-
Adjusted operating expenses	**9,141**	**379**	**2,290**	-	**11,052**	**8,158**	**762**	**2,815**	-	**10,211**
Net operating income	**365**	**244**	**(323)**	-	**(202)**	**8,001**	**751**	**171**	-	**7,421**
Interest expense	486	70	(323)	-	93	201	42	171	-	330
Loss on early extinguishment of debt	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition	-	-	-	-	-	-	-	-	-	-
Noncontrolling interest in earnings before depreciation and amortization	174	174	-	-	-	709	709	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	61	-	-	-	61
Add: Pre-Tax EBDT from discontinued operations	-	-	-	-	-	-	-	-	-	-
Pre-Tax EBDT	(295)	-	-	-	(295)	7,030	-	-	-	7,030
Income tax expense (benefit)	(5,305)	-	-	-	(5,305)	(6,771)	-	-	-	(6,771)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 5,010**	**$ -**	**$ -**	**$ -**	**$ 5,010**	**$ 13,801**	**$ -**	**$ -**	**$ -**	**$ 13,801**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 5,010	$ -	$ -	$ -	$ 5,010	$ 13,801	$ -	$ -	$ -	$ 13,801
Depreciation and amortization - Real Estate Groups	(112)	-	-	-	(112)	(415)	-	-	-	(415)
Amortization of mortgage procurement costs - Real Estate Groups	(214)	-	-	-	(214)	(238)	-	-	-	(238)
Deferred taxes - Real Estate Groups	(6,158)	-	-	-	(6,158)	1,663	-	-	-	1,663
Straight-line rent adjustment	-	-	-	-	-	(1)	-	-	-	(1)
Preference payment	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties and other investments, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	(1,365)	-	-	-	(1,365)	-	-	(1,402)	-	(1,402)
Impairment of unconsolidated entities, net of tax	-	-	-	-	-	(1,402)	-	1,402	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	61	-	-	-	61
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties	-	-	-	-	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	-	-	-	-	-	-	-	-	-	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (2,839)**	**$ -**	**$ -**	**$ -**	**$ (2,839)**	**$ 13,469**	**$ -**	**$ -**	**$ -**	**$ 13,469**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	The Nets 2009					The Nets 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ -	$ -	$ 21,466	$ -	$ 21,466	$ -	$ -	$ 13,520	$ -	$ 13,520
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Adjusted revenues	-	-	21,466	-	21,466	-	-	13,520	-	13,520
Add interest and other income	-	-	72	-	72	-	-	68	-	68
Add equity in earnings (loss), including impairment of unconsolidated entities	(13,648)	-	13,648	-	-	(9,109)	-	9,109	-	-
Exclude gain on disposition of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude depreciation and amortization of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Adjusted total income	**(13,648)**	-	**35,186**	-	**21,538**	**(9,109)**	-	**22,697**	-	**13,588**
Operating expenses	-	-	29,826	-	29,826	-	-	15,903	-	15,903
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	-	-	2,744	-	2,744	-	-	5,928	-	5,928
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Exclude preference payment	-	-	-	-	-	-	-	-	-	-
Adjusted operating expenses	-	-	**32,570**	-	**32,570**	-	-	**21,831**	-	**21,831**
Net operating income	**(13,648)**	-	**2,616**	-	**(11,032)**	**(9,109)**	-	**866**	-	**(8,243)**
Interest expense	-	-	2,616	-	2,616	-	-	866	-	866
Loss on early extinguishment of debt	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition	-	-	-	-	-	-	-	-	-	-
Noncontrolling interest in earnings before depreciation and amortization	-	-	-	-	-	-	-	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	-	-	-	-	-
Add: Pre-Tax EBDT from discontinued operations	-	-	-	-	-	-	-	-	-	-
Pre-Tax EBDT	(13,648)	-	-	-	(13,648)	(9,109)	-	-	-	(9,109)
Income tax expense (benefit)	(4,593)	-	-	-	(4,593)	(56)	-	-	-	(56)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ (9,055)**	**$ -**	**$ -**	**$ -**	**$ (9,055)**	**$ (9,053)**	**$ -**	**$ -**	**$ -**	**$ (9,053)**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (9,055)	$ -	$ -	$ -	$ (9,055)	$ (9,053)	$ -	$ -	$ -	$ (9,053)
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Preference payment	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties and other investments, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	-	-	-	-	-
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties	-	-	-	-	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	-	-	-	-	-	-	-	-	-	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (9,055)**	**$ -**	**$ -**	**$ -**	**$ (9,055)**	**$ (9,053)**	**$ -**	**$ -**	**$ -**	**$ (9,053)**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	Corporate Activities 2009					Corporate Activities 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Adjusted revenues	-	-	-	-	-	-	-	-	-	-
Add interest and other income	268	-	-	-	268	613	-	-	-	613
Add equity in earnings (loss), including impairment of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude gain on disposition of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude depreciation and amortization of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Adjusted total income	**268**	-	-	-	**268**	**613**	-	-	-	**613**
Operating expenses	9,240	-	-	-	9,240	14,225	-	-	-	14,225
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	494	-	-	-	494	826	-	-	-	826
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Exclude preference payment	-	-	-	-	-	-	-	-	-	-
Adjusted operating expenses	**9,734**	-	-	-	**9,734**	**15,051**	-	-	-	**15,051**
Net operating income	**(9,466)**	-	-	-	**(9,466)**	**(14,438)**	-	-	-	**(14,438)**
Interest expense	21,456	-	-	-	21,456	19,031	-	-	-	19,031
Loss on early extinguishment of debt	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition	-	-	-	-	-	-	-	-	-	-
Noncontrolling interest in earnings before depreciation and amortization	-	-	-	-	-	-	-	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	(2,208)	-	-	-	(2,208)
Add: Pre-Tax EBDT from discontinued operations	-	-	-	-	-	-	-	-	-	-
Pre-Tax EBDT	(30,922)	-	-	-	(30,922)	(31,261)	-	-	-	(31,261)
Income tax expense (benefit)	(4,076)	-	-	-	(4,076)	8,202	-	-	-	8,202
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ (26,846)**	**$ -**	**$ -**	**$ -**	**$ (26,846)**	**$ (39,463)**	**$ -**	**$ -**	**$ -**	**$ (39,463)**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (26,846)	$ -	$ -	$ -	$ (26,846)	$ (39,463)	$ -	$ -	$ -	$ (39,463)
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	(1,810)	-	-	-	(1,810)	3,225	-	-	-	3,225
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Preference payment	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties and other investments, net of tax	-	-	-	718	718	-	-	-	680	680
Gain on disposition of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	(2,208)	-	-	-	(2,208)
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties	-	-	-	-	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	718	-	-	(718)	-	680	-	-	(680)	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (27,938)**	**$ -**	**$ -**	**$ -**	**$ (27,938)**	**$ (37,766)**	**$ -**	**$ -**	**$ -**	**$ (37,766)**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Three Months Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	Total 2009					Total 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 324,333	$ 12,731	$ 92,375	$ -	$ 403,977	$ 320,574	$ 8,437	$ 93,153	$ 4,051	$ 409,341
Exclude straight-line rent adjustment	(5,283)	-	-	-	(5,283)	1,482	-	-	(6)	1,476
Adjusted revenues	319,050	12,731	92,375	-	398,694	322,056	8,437	93,153	4,045	410,817
Add interest and other income	30,081	175	(556)	-	29,350	14,430	387	1,442	-	15,485
Add equity in earnings (loss), including impairment of unconsolidated entities	30,087	5	(30,338)	-	(256)	(16,798)	(67)	16,437	-	(294)
Exclude gain on disposition of unconsolidated entities	(45,263)	-	45,263	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	1,693	-	(1,693)	-	-	15,259	-	(15,259)	-	-
Exclude depreciation and amortization of unconsolidated entities	13,293	-	(13,293)	-	-	11,066	-	(11,066)	-	-
Adjusted total income	**348,941**	**12,911**	**91,758**	-	**427,788**	**346,013**	**8,757**	**84,707**	**4,045**	**426,008**
Operating expenses	184,571	6,591	71,105	-	249,085	187,492	3,093	60,698	795	245,892
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	3,108	-	2,744	-	5,852	3,416	-	5,928	-	9,344
Exclude straight-line rent adjustment	(1,594)	-	-	-	(1,594)	(2,808)	-	-	-	(2,808)
Exclude preference payment	(585)	-	-	-	(585)	(585)	-	-	-	(585)
Adjusted operating expenses	**185,500**	**6,591**	**73,849**	-	**252,758**	**187,515**	**3,093**	**66,626**	**795**	**251,843**
Net operating income	**163,441**	**6,320**	**17,909**	-	**175,030**	**158,498**	**5,664**	**18,081**	**3,250**	**174,165**
Interest expense	91,836	3,929	16,955	-	104,862	104,888	1,265	17,350	1,489	122,462
Loss on early extinguishment of debt	1,396	-	954	-	2,350	620	-	-	-	620
Preferred return on disposition	-	-	-	-	-	731	-	(731)	-	-
Noncontrolling interest in earnings before depreciation and amortization	2,391	2,391	-	-	-	4,399	4,399	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	(383)	-	-	-	(383)
Add: Pre-Tax EBDT from discontinued operations	-	-	-	-	-	1,761	-	-	(1,761)	-
Pre-Tax EBDT	67,818	-	-	-	67,818	51,466	-	-	-	51,466
Income tax expense (benefit)	(10,589)	-	-	-	(10,589)	(19,036)	-	-	-	(19,036)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 78,407**	**$ -**	**$ -**	**$ -**	**$ 78,407**	**$ 70,502**	**$ -**	**$ -**	**$ -**	**$ 70,502**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 78,407	$ -	$ -	$ -	$ 78,407	$ 70,502	$ -	$ -	$ -	$ 70,502
Depreciation and amortization - Real Estate Groups	(75,433)	-	-	-	(75,433)	(74,525)	-	-	(1,031)	(75,556)
Amortization of mortgage procurement costs - Real Estate Groups	(3,850)	-	-	-	(3,850)	(3,700)	-	-	(79)	(3,779)
Deferred taxes - Real Estate Groups	(9,092)	-	-	-	(9,092)	(24,236)	-	-	(17)	(24,253)
Straight-line rent adjustment	3,689	-	-	-	3,689	(4,290)	-	-	6	(4,284)
Preference payment	(585)	-	-	-	(585)	(585)	-	-	-	(585)
Preferred return on disposition, net of tax	-	-	-	-	-	(448)	-	-	-	(448)
Gain on disposition of rental properties and other investments, net of tax	-	-	27,709	718	28,427	-	-	-	3,545	3,545
Gain on disposition of unconsolidated entities, net of tax	27,709	-	(27,709)	-	-	-	-	-	-	-
Impairment of real estate, net of tax	(14,325)	-	(1,037)	-	(15,362)	(774)	-	(9,329)	-	(10,103)
Impairment of unconsolidated entities, net of tax	(1,037)	-	1,037	-	-	(9,329)	-	9,329	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	(383)	-	-	-	(383)
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	(1,031)	-	-	1,031	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	(79)	-	-	79	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	(17)	-	-	17	-
Straight-line rent adjustment	-	-	-	-	-	6	-	-	(6)	-
Gain on disposition of rental properties	-	-	-	-	-	2,865	-	-	(2,865)	-
Deferred gain on disposition of Lumber Group	718	-	-	(718)	-	680	-	-	(680)	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 6,201**	**$ -**	**$ -**	**$ -**	**$ 6,201**	**$ (45,344)**	**$ -**	**$ -**	**$ -**	**$ (45,344)**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Year Ended January 31, 2010 and 2009 *(in thousands)*

	Commercial Group 2009					Commercial Group 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 973,738	$ 44,001	$ 112,723	$ 813	$ 1,043,273	$ 966,783	$ 34,326	$ 112,059	$ 3,870	$ 1,048,386
Exclude straight-line rent adjustment	(19,596)	-	-	(12)	(19,608)	(6,571)	-	-	(153)	(6,724)
Adjusted revenues	954,142	44,001	112,723	801	1,023,665	960,212	34,326	112,059	3,717	1,041,662
Add interest and other income	19,574	(24)	800	-	20,398	8,737	450	2,217	7	10,511
Add equity in earnings (loss), including impairment of unconsolidated entities	(3,864)	-	3,862	-	(2)	(1,216)	(149)	919	-	(148)
Exclude gain on disposition of unconsolidated entities	-	-	-	-	-	(1,081)	-	1,081	-	-
Exclude impairment of unconsolidated entities	10,521	-	(10,521)	-	-	9,192	-	(9,192)	-	-
Exclude depreciation and amortization of unconsolidated entities	17,770	-	(17,770)	-	-	16,568	-	(16,568)	-	-
Adjusted total income	**998,143**	**43,977**	**89,094**	**801**	**1,044,061**	**992,412**	**34,627**	**90,516**	**3,724**	**1,052,025**
Operating expenses	481,624	20,758	60,013	320	521,199	506,604	12,373	59,367	1,291	554,889
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	6,465	-	-	-	6,465	6,186	-	-	-	6,186
Exclude straight-line rent adjustment	(6,452)	-	-	-	(6,452)	(6,368)	-	-	-	(6,368)
Exclude preference payment	(2,341)	-	-	-	(2,341)	(3,329)	-	-	-	(3,329)
Adjusted operating expenses	**479,296**	**20,758**	**60,013**	**320**	**518,871**	**503,093**	**12,373**	**59,367**	**1,291**	**551,378**
Net operating income	**518,847**	**23,219**	**29,081**	**481**	**525,190**	**489,319**	**22,254**	**31,149**	**2,433**	**500,647**
Interest expense	239,308	13,083	29,081	322	255,628	254,299	9,955	31,149	1,595	277,088
(Gain) loss on early extinguishment of debt	(24,219)	-	-	-	(24,219)	1,479	119	-	-	1,360
Preferred return on disposition	-	-	-	-	-	-	-	-	-	-
Noncontrolling interest in earnings before depreciation and amortization	10,136	10,136	-	-	-	12,180	12,180	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	6,095	-	-	-	6,095
Add: Pre-Tax EBDT from discontinued operations	159	-	-	(159)	-	838	-	-	(838)	-
Pre-Tax EBDT	293,781	-	-	-	293,781	216,104	-	-	-	216,104
Income tax expense (benefit)	7,361	-	-	-	7,361	(5,472)	-	-	-	(5,472)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 286,420**	**$ -**	**$ -**	**$ -**	**$ 286,420**	**$ 221,576**	**$ -**	**$ -**	**$ -**	**$ 221,576**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 286,420	$ -	$ -	$ -	$ 286,420	$ 221,576	$ -	$ -	$ -	$ 221,576
Depreciation and amortization - Real Estate Groups	(210,591)	-	-	(107)	(210,698)	(210,113)	-	-	(860)	(210,973)
Amortization of mortgage procurement costs - Real Estate Groups	(12,251)	-	-	(5)	(12,256)	(10,027)	-	-	(28)	(10,055)
Deferred taxes - Real Estate Groups	(11,781)	-	-	(31)	(11,812)	(14,663)	-	-	(10)	(14,673)
Straight-line rent adjustment	13,144	-	-	12	13,156	203	-	-	153	356
Preference payment	(2,341)	-	-	-	(2,341)	(3,329)	-	-	-	(3,329)
Preferred return on disposition, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties and other investments, net of tax	-	-	-	2,784	2,784	-	-	663	-	663
Gain on disposition of unconsolidated entities, net of tax	-	-	-	-	-	663	-	(663)	-	-
Impairment of real estate, net of tax	(10,241)	-	(6,441)	-	(16,682)	-	-	(5,606)	-	(5,606)
Impairment of unconsolidated entities, net of tax	(6,441)	-	6,441	-	-	(5,606)	-	5,606	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	6,095	-	-	-	6,095
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	(107)	-	-	107	-	(860)	-	-	860	-
Amortization of mortgage procurement costs - Real Estate Groups	(5)	-	-	5	-	(28)	-	-	28	-
Deferred taxes - Real Estate Groups	(31)	-	-	31	-	(10)	-	-	10	-
Straight-line rent adjustment	12	-	-	(12)	-	153	-	-	(153)	-
Gain on disposition of rental properties	2,784	-	-	(2,784)	-	-	-	-	-	-
Impairment of real estate, net of tax	-	-	-	-	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	-	-	-	-	-	-	-	-	-	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 48,571**	**$ -**	**$ -**	**$ -**	**$ 48,571**	**$ (15,946)**	**$ -**	**$ -**	**$ -**	**$ (15,946)**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Year Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	Residential Group 2009					Residential Group 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 263,217	$ 5,451	$ 178,530	$ 4,663	$ 440,959	$ 279,939	$ 19,431	$ 198,584	$ 13,306	$ 472,398
Exclude straight-line rent adjustment	(85)	-	-	-	(85)	(5)	-	-	-	(5)
Adjusted revenues	263,132	5,451	178,530	4,663	440,874	279,934	19,431	198,584	13,306	472,393
Add interest and other income	23,674	52	1,215	-	24,837	19,653	223	2,692	118	22,240
Add equity in earnings (loss), including impairment of unconsolidated entities	28,427	(76)	(28,154)	-	349	(250)	65	(375)	-	(690)
Exclude gain on disposition of unconsolidated entities	(49,761)	-	49,761	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	24,303	-	(24,303)	-	-	9,443	-	(9,443)	-	-
Exclude depreciation and amortization of unconsolidated entities	27,801	-	(27,801)	-	-	20,647	-	(20,647)	-	-
Adjusted total income	**317,576**	**5,427**	**149,248**	**4,663**	**466,060**	**329,427**	**19,719**	**170,811**	**13,424**	**493,943**
Operating expenses	161,971	1,855	118,362	110	278,588	177,219	12,590	137,824	1,108	303,561
Non-Real Estate depreciation and amortization										
and amortization of mortgage procurement costs	3,825	-	-	-	3,825	3,601	-	-	-	3,601
Exclude straight-line rent adjustment	1	-	-	-	1	-	-	-	-	-
Exclude preference payment	-	-	-	-	-	-	-	-	-	-
Adjusted operating expenses	**165,797**	**1,855**	**118,362**	**110**	**282,414**	**180,820**	**12,590**	**137,824**	**1,108**	**307,162**
Net operating income	**151,779**	**3,572**	**30,886**	**4,553**	**183,646**	**148,607**	**7,129**	**32,987**	**12,316**	**186,781**
Interest expense	27,962	1,403	29,756	1,862	58,177	36,887	1,537	31,997	5,615	72,962
(Gain) loss on early extinguishment of debt	1,799	-	1,130	-	2,929	4,372	-	51	-	4,423
Preferred return on disposition	-	-	-	-	-	939	-	(939)	-	-
Noncontrolling interest in earnings before depreciation and amortization	2,169	2,169	-	-	-	5,592	5,592	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	1,213	-	-	-	1,213
Add: Pre-Tax EBDT from discontinued operations	2,691	-	-	(2,691)	-	6,701	-	-	(6,701)	-
Pre-Tax EBDT	122,540	-	-	-	122,540	108,183	-	-	-	108,183
Income tax expense (benefit)	(229)	-	-	-	(229)	(12,219)	-	-	-	(12,219)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 122,769**	**$ -**	**$ -**	**$ -**	**$ 122,769**	**$ 120,402**	**$ -**	**$ -**	**$ -**	**$ 120,402**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 122,769	$ -	$ -	$ -	$ 122,769	$ 120,402	$ -	$ -	$ -	$ 120,402
Depreciation and amortization - Real Estate Groups	(81,544)	-	-	(1,240)	(82,784)	(75,159)	-	-	(4,082)	(79,241)
Amortization of mortgage procurement costs - Real Estate Groups	(2,658)	-	-	(45)	(2,703)	(2,770)	-	-	(390)	(3,160)
Deferred taxes - Real Estate Groups	(11,743)	-	-	(443)	(12,186)	(17,840)	-	-	(1,291)	(19,131)
Straight-line rent adjustment	86	-	-	-	86	5	-	-	-	5
Preference payment	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition, net of tax	-	-	-	-	-	(576)	-	-	-	(576)
Gain on disposition of rental properties and other investments, net of tax	-	-	30,462	-	30,462	-	-	-	8,159	8,159
Gain on disposition of unconsolidated entities, net of tax	30,462	-	(30,462)	-	-	-	-	-	-	-
Impairment of real estate, net of tax	(3,616)	-	(14,877)	(5,984)	(24,477)	(774)	-	(5,795)	-	(6,569)
Impairment of unconsolidated entities, net of tax	(14,877)	-	14,877	-	-	(5,795)	-	5,795	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	1,213	-	-	-	1,213
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	(1,240)	-	-	1,240	-	(4,082)	-	-	4,082	-
Amortization of mortgage procurement costs - Real Estate Groups	(45)	-	-	45	-	(390)	-	-	390	-
Deferred taxes - Real Estate Groups	(443)	-	-	443	-	(1,291)	-	-	1,291	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties	-	-	-	-	-	8,159	-	-	(8,159)	-
Impairment of real estate, net of tax	(5,984)	-	-	5,984	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	-	-	-	-	-	-	-	-	-	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 31,167**	**$ -**	**$ -**	**$ -**	**$ 31,167**	**$ 21,102**	**$ -**	**$ -**	**$ -**	**$ 21,102**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Year Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	Land Development Group 2009					Land Development Group 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 20,267	$ 1,287	$ 11,776	$ -	$ 30,756	$ 33,848	$ 2,375	$ 19,483	$ -	$ 50,956
Exclude straight-line rent adjustment	-	-	-	-	-	3	-	-	-	3
Adjusted revenues	20,267	1,287	11,776	-	30,756	33,851	2,375	19,483	-	50,959
Add interest and other income	9,508	690	8	-	8,826	12,612	1,134	60	-	11,538
Add equity in earnings (loss), including impairment of unconsolidated entities	3,873	-	(3,428)	-	445	6,870	-	(5,276)	-	1,594
Exclude gain on disposition of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	1,532	-	(1,532)	-	-	2,650	-	(2,650)	-	-
Exclude depreciation and amortization of unconsolidated entities	423	-	(423)	-	-	348	-	(348)	-	-
Adjusted total income	**35,603**	**1,977**	**6,401**	-	**40,027**	**56,331**	**3,509**	**11,269**	-	**64,091**
Operating expenses	33,119	1,556	8,326	-	39,889	52,878	3,688	10,731	-	59,921
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	477	-	-	-	477	539	-	-	-	539
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Exclude preference payment	-	-	-	-	-	-	-	-	-	-
Adjusted operating expenses	**33,596**	**1,556**	**8,326**	-	**40,366**	**53,417**	**3,688**	**10,731**	-	**60,460**
Net operating income	**2,007**	**421**	**(1,925)**	-	**(339)**	**2,914**	**(179)**	**538**	-	**3,631**
Interest expense	2,109	275	(51)	-	1,783	(98)	132	538	-	308
(Gain) loss on early extinguishment of debt	(9,466)	-	(1,874)	-	(11,340)	-	-	-	-	-
Preferred return on disposition	-	-	-	-	-	-	-	-	-	-
Noncontrolling interest in earnings before depreciation and amortization	146	146	-	-	-	(311)	(311)	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	332	-	-	-	332
Add: Pre-Tax EBDT from discontinued operations	-	-	-	-	-	-	-	-	-	-
Pre-Tax EBDT	9,218	-	-	-	9,218	2,991	-	-	-	2,991
Income tax expense (benefit)	(3,610)	-	-	-	(3,610)	714	-	-	-	714
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 12,828**	**$ -**	**$ -**	**$ -**	**$ 12,828**	**$ 2,277**	**$ -**	**$ -**	**$ -**	**$ 2,277**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 12,828	$ -	$ -	$ -	$ 12,828	$ 2,277	$ -	$ -	$ -	$ 2,277
Depreciation and amortization - Real Estate Groups	(387)	-	-	-	(387)	(735)	-	-	-	(735)
Amortization of mortgage procurement costs - Real Estate Groups	(624)	-	-	-	(624)	(573)	-	-	-	(573)
Deferred taxes - Real Estate Groups	(7,987)	-	-	-	(7,987)	11,206	-	-	-	11,206
Straight-line rent adjustment	-	-	-	-	-	(3)	-	-	-	(3)
Preference payment	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties and other investments, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	(2,381)	-	(938)	-	(3,319)	-	-	(1,626)	-	(1,626)
Impairment of unconsolidated entities, net of tax	(938)	-	938	-	-	(1,626)	-	1,626	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	332	-	-	-	332
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	-	-	-	-	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	-	-	-	-	-	-	-	-	-	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ 511**	**$ -**	**$ -**	**$ -**	**$ 511**	**$ 10,878**	**$ -**	**$ -**	**$ -**	**$ 10,878**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Year Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	The Nets 2009					The Nets 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ -	$ -	$ 52,166	$ -	$ 52,166	$ -	$ -	$ 50,171	$ -	$ 50,171
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Adjusted revenues	-	-	52,166	-	52,166	-	-	50,171	-	50,171
Add interest and other income	-	-	287	-	287	-	-	158	-	158
Add equity in earnings (loss), including impairment of unconsolidated entities	(43,489)	-	43,489	-	-	(40,989)	-	40,989	-	-
Exclude gain on disposition of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude depreciation and amortization of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Adjusted total income	**(43,489)**	**-**	**95,942**	**-**	**52,453**	**(40,989)**	**-**	**91,318**	**-**	**50,329**
Operating expenses	-	-	72,384	-	72,384	-	-	64,383	-	64,383
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	-	-	15,494	-	15,494	-	-	20,862	-	20,862
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Exclude preference payment	-	-	-	-	-	-	-	-	-	-
Adjusted operating expenses	**-**	**-**	**87,878**	**-**	**87,878**	**-**	**-**	**85,245**	**-**	**85,245**
Net operating income	**(43,489)**	**-**	**8,064**	**-**	**(35,425)**	**(40,989)**	**-**	**6,073**	**-**	**(34,916)**
Interest expense	-	-	8,064	-	8,064	-	-	6,073	-	6,073
(Gain) loss on early extinguishment of debt	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition	-	-	-	-	-	-	-	-	-	-
Noncontrolling interest in earnings before depreciation and amortization	-	-	-	-	-	-	-	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	-	-	-	-	-
Add: Pre-Tax EBDT from discontinued operations	-	-	-	-	-	-	-	-	-	-
Pre-Tax EBDT	(43,489)	-	-	-	(43,489)	(40,989)	-	-	-	(40,989)
Income tax expense (benefit)	(14,815)	-	-	-	(14,815)	(11,022)	-	-	-	(11,022)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ (28,674)**	**$ -**	**$ -**	**$ -**	**$ (28,674)**	**$ (29,967)**	**$ -**	**$ -**	**$ -**	**$ (29,967)**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (28,674)	$ -	$ -	$ -	$ (28,674)	$ (29,967)	$ -	$ -	$ -	$ (29,967)
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Preference payment	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties and other investments, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	-	-	-	-	-
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	-	-	-	-	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	-	-	-	-	-	-	-	-	-	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (28,674)**	**$ -**	**$ -**	**$ -**	**$ (28,674)**	**$ (29,967)**	**$ -**	**$ -**	**$ -**	**$ (29,967)**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Year Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	Corporate Activities 2009					Corporate Activities 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Adjusted revenues	-	-	-	-	-	-	-	-	-	-
Add interest and other income	1,249	-	-	-	1,249	1,415	-	-	-	1,415
Add equity in earnings (loss), including impairment of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude gain on disposition of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude impairment of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Exclude depreciation and amortization of unconsolidated entities	-	-	-	-	-	-	-	-	-	-
Adjusted total income	**1,249**	-	-	-	**1,249**	**1,415**	-	-	-	**1,415**
Operating expenses	39,857	-	-	-	39,857	44,097	-	-	-	44,097
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	2,713	-	-	-	2,713	3,030	-	-	-	3,030
Exclude straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Exclude preference payment	-	-	-	-	-	-	-	-	-	-
Adjusted operating expenses	**42,570**	-	-	-	**42,570**	**47,127**	-	-	-	**47,127**
Net operating income	**(41,321)**	-	-	-	**(41,321)**	**(45,712)**	-	-	-	**(45,712)**
Interest expense	80,891	-	-	-	80,891	73,250	-	-	-	73,250
(Gain) loss on early extinguishment of debt	(4,683)	-	-	-	(4,683)	(3,692)	-	-	-	(3,692)
Preferred return on disposition	-	-	-	-	-	-	-	-	-	-
Noncontrolling interest in earnings before depreciation and amortization	-	-	-	-	-	-	-	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	(9,183)	-	-	-	(9,183)
Add: Pre-Tax EBDT from discontinued operations	-	-	-	-	-	-	-	-	-	-
Pre-Tax EBDT	(117,529)	-	-	-	(117,529)	(106,087)	-	-	-	(106,087)
Income tax expense (benefit)	(25,292)	-	-	-	(25,292)	(10,736)	-	-	-	(10,736)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ (92,237)**	**$ -**	**$ -**	**$ -**	**$ (92,237)**	**$ (95,351)**	**$ -**	**$ -**	**$ -**	**$ (95,351)**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ (92,237)	$ -	$ -	$ -	$ (92,237)	$ (95,351)	$ -	$ -	$ -	$ (95,351)
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	9,293	-	-	-	9,293	4,448	-	-	-	4,448
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Preference payment	-	-	-	-	-	-	-	-	-	-
Preferred return on disposition, net of tax	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties and other investments, net of tax	-	-	-	718	718	92	-	-	680	772
Gain on disposition of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	-	-	-	-	-	-	-	-	-	-
Impairment of unconsolidated entities, net of tax	-	-	-	-	-	-	-	-	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	(9,183)	-	-	-	(9,183)
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Amortization of mortgage procurement costs - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Deferred taxes - Real Estate Groups	-	-	-	-	-	-	-	-	-	-
Straight-line rent adjustment	-	-	-	-	-	-	-	-	-	-
Gain on disposition of rental properties	-	-	-	-	-	-	-	-	-	-
Impairment of real estate, net of tax	-	-	-	-	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	718	-	-	(718)	-	680	-	-	(680)	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (82,226)**	**$ -**	**$ -**	**$ -**	**$ (82,226)**	**$ (99,314)**	**$ -**	**$ -**	**$ -**	**$ (99,314)**

Summary of Earnings Before Depreciation, Amortization and Deferred Taxes (EBDT) — Year Ended January 31, 2010 and 2009 *(in thousands)* (continued)

	Total 2009					Total 2008				
	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)	Full Consolidation (GAAP)	Less Noncontrolling Interest	Plus Unconsolidated Investments at Pro-Rata	Plus Discontinued Operations	Pro-Rata Consolidation (Non-GAAP)
Revenues from real estate operations	$ 1,257,222	$ 50,739	$ 355,195	$ 5,476	$ 1,567,154	$ 1,280,570	$ 56,132	$ 380,297	$ 17,176	$ 1,621,911
Exclude straight-line rent adjustment	(19,681)	-	-	(12)	(19,693)	(6,573)	-	-	(153)	(6,726)
Adjusted revenues	1,237,541	50,739	355,195	5,464	1,547,461	1,273,997	56,132	380,297	17,023	1,615,185
Add interest and other income	54,005	718	2,310	-	55,597	42,417	1,807	5,127	125	45,862
Add equity in earnings (loss), including impairment of unconsolidated entities	(15,053)	(76)	15,769	-	792	(35,585)	(84)	36,257	-	756
Exclude gain on disposition of unconsolidated entities	(49,761)	-	49,761	-	-	(1,081)	-	1,081	-	-
Exclude impairment of unconsolidated entities	36,356	-	(36,356)	-	-	21,285	-	(21,285)	-	-
Exclude depreciation and amortization of unconsolidated entities	45,994	-	(45,994)	-	-	37,563	-	(37,563)	-	-
Adjusted total income	**1,309,082**	**51,381**	**340,685**	**5,464**	**1,603,850**	**1,338,596**	**57,855**	**363,914**	**17,148**	**1,661,803**
Operating expenses	716,571	24,169	259,085	430	951,917	780,798	28,651	272,305	2,399	1,026,851
Non-Real Estate depreciation and amortization and amortization of mortgage procurement costs	13,480	-	15,494	-	28,974	13,356	-	20,862	-	34,218
Exclude straight-line rent adjustment	(6,451)	-	-	-	(6,451)	(6,368)	-	-	-	(6,368)
Exclude preference payment	(2,341)	-	-	-	(2,341)	(3,329)	-	-	-	(3,329)
Adjusted operating expenses	**721,259**	**24,169**	**274,579**	**430**	**972,099**	**784,457**	**28,651**	**293,167**	**2,399**	**1,051,372**
Net operating income	**587,823**	**27,212**	**66,106**	**5,034**	**631,751**	**554,139**	**29,204**	**70,747**	**14,749**	**610,431**
Interest expense	350,270	14,761	66,850	2,184	404,543	364,338	11,624	69,757	7,210	429,681
(Gain) loss on early extinguishment of debt	(36,569)	-	(744)	-	(37,313)	2,159	119	51	-	2,091
Preferred return on disposition	-	-	-	-	-	939	-	(939)	-	-
Noncontrolling interest in earnings before depreciation and amortization	12,451	12,451	-	-	-	17,461	17,461	-	-	-
Exclude retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	(1,543)	-	-	-	(1,543)
Add: Pre-Tax EBDT from discontinued operations	2,850	-	-	(2,850)	-	7,539	-	-	(7,539)	-
Pre-Tax EBDT	264,521	-	-	-	264,521	180,202	-	-	-	180,202
Income tax expense (benefit)	(36,585)	-	-	-	(36,585)	(38,735)	-	-	-	(38,735)
Earnings before depreciation, amortization and deferred taxes (EBDT)	**$ 301,106**	**$ -**	**$ -**	**$ -**	**$ 301,106**	**$ 218,937**	**$ -**	**$ -**	**$ -**	**$ 218,937**
Reconciliation to net earnings:										
Earnings before depreciation, amortization and deferred taxes (EBDT)	$ 301,106	$ -	$ -	$ -	$ 301,106	$ 218,937	$ -	$ -	$ -	$ 218,937
Depreciation and amortization - Real Estate Groups	(292,522)	-	-	(1,347)	(293,869)	(286,007)	-	-	(4,942)	(290,949)
Amortization of mortgage procurement costs - Real Estate Groups	(15,533)	-	-	(50)	(15,583)	(13,370)	-	-	(418)	(13,788)
Deferred taxes - Real Estate Groups	(22,218)	-	-	(474)	(22,692)	(16,849)	-	-	(1,301)	(18,150)
Straight-line rent adjustment	13,230	-	-	12	13,242	205	-	-	153	358
Preference payment	(2,341)	-	-	-	(2,341)	(3,329)	-	-	-	(3,329)
Preferred return on disposition, net of tax	-	-	-	-	-	(576)	-	-	-	(576)
Gain on disposition of rental properties and other investments, net of tax	-	-	30,462	3,502	33,964	92	-	663	8,839	9,594
Gain on disposition of unconsolidated entities, net of tax	30,462	-	(30,462)	-	-	663	-	(663)	-	-
Impairment of real estate, net of tax	(16,238)	-	(22,256)	(5,984)	(44,478)	(774)	-	(13,027)	-	(13,801)
Impairment of unconsolidated entities, net of tax	(22,256)	-	22,256	-	-	(13,027)	-	13,027	-	-
Retrospective adoption of accounting guidance for convertible debt instruments	-	-	-	-	-	(1,543)	-	-	-	(1,543)
Discontinued operations, net of tax:										
Depreciation and amortization - Real Estate Groups	(1,347)	-	-	1,347	-	(4,942)	-	-	4,942	-
Amortization of mortgage procurement costs - Real Estate Groups	(50)	-	-	50	-	(418)	-	-	418	-
Deferred taxes - Real Estate Groups	(474)	-	-	474	-	(1,301)	-	-	1,301	-
Straight-line rent adjustment	12	-	-	(12)	-	153	-	-	(153)	-
Gain on disposition of rental properties	2,784	-	-	(2,784)	-	8,159	-	-	(8,159)	-
Impairment of real estate, net of tax	(5,984)	-	-	5,984	-	-	-	-	-	-
Deferred gain on disposition of Lumber Group	718	-	-	(718)	-	680	-	-	(680)	-
Net earnings (loss) attributable to Forest City Enterprises, Inc.	**$ (30,651)**	**$ -**	**$ -**	**$ -**	**$ (30,651)**	**$ (113,247)**	**$ -**	**$ -**	**$ -**	**$ (113,247)**

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

COMMERCIAL GROUP
OFFICE BUILDINGS

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants	Leasable Square Feet	Leasable Square Feet at Pro-Rata %
Consolidated Office Buildings							
2 Hanson Place	2004	100.00%	100.00%	Brooklyn, NY	Bank of New York, HSBC	399,000	399,000
250 Huron	1991	100.00%	100.00%	Cleveland, OH	Leasing in progress	119,000	119,000
3055 Roslyn (formerly Stapleton Medical Office Building)	2006	90.00%	90.00%	Denver, CO	University of Colorado Hospital	45,000	41,000
35 Landsdowne Street	2002	100.00%	100.00%	Cambridge, MA	Millennium Pharmaceuticals	202,000	202,000
40 Landsdowne Street	2003	100.00%	100.00%	Cambridge, MA	Millennium Pharmaceuticals	215,000	215,000
45/75 Sidney Street	1999	100.00%	100.00%	Cambridge, MA	Millennium Pharmaceuticals; Novartis	277,000	277,000
4930 Oakton	2006	100.00%	100.00%	Skokie, IL	Sanford Brown College	40,000	40,000
65/80 Landsdowne Street	2001	100.00%	100.00%	Cambridge, MA	Partners HealthCare System	122,000	122,000
88 Sidney Street	2002	100.00%	100.00%	Cambridge, MA	Alkermes, Inc.	145,000	145,000
Ballston Common Office Center	2005	100.00%	100.00%	Arlington, VA	US Coast Guard	174,000	174,000
Colorado Studios	2007	90.00%	90.00%	Denver, CO	Colorado Studios	75,000	68,000
Commerce Court	2007	100.00%	100.00%	Pittsburgh, PA	US Bank; Wesco Distributors; Cardworks Services; Marc USA	379,000	379,000
Edgeworth Building	2006	100.00%	100.00%	Richmond, VA	Hirschler Fleischer; Ernst and Young	137,000	137,000
Eleven MetroTech Center	1995	85.00%	85.00%	Brooklyn, NY	City of New York - DoITT; E-911	216,000	184,000
Fairmont Plaza	1998	85.00%	85.00%	San Jose, CA	Littler Mendelson; Merrill Lynch; UBS Financial; Camera 12 Cinemas; Accenture	405,000	344,000
Fifteen MetroTech Center	2003	95.00%	95.00%	Brooklyn, NY	Wellchoice, Inc.; City of New York - HRA	650,000	618,000
Halle Building	1986	100.00%	100.00%	Cleveland, OH	Case Western Reserve University; Grant Thornton; CEOGC	409,000	409,000
Harlem Center	2003	100.00%	100.00%	Manhattan, NY	Office of General Services-Temporary Disability & Assistance; State Liquor Authority	147,000	147,000
(3) Higbee Building	1990	100.00%	100.00%	Cleveland, OH	Greater Cleveland Partnership; Key Bank	815,000	815,000
Illinois Science and Technology Park							
- 4901 Searle (A)	2006	100.00%	100.00%	Skokie, IL	Northshore University Health System	224,000	224,000
- 8025 Lamon (P)	2006	100.00%	100.00%	Skokie, IL	NanoInk, Inc.; Midwest Bio Research; Vetter Development Services	128,000	128,000
- 8045 Lamon (Q)	2007	100.00%	100.00%	Skokie, IL	Astellas; Polyera	161,000	161,000
Jackson Building	1987	100.00%	100.00%	Cambridge, MA	Ariad Pharmaceuticals	99,000	99,000
Johns Hopkins - 855 North Wolfe Street	2008	76.60%	76.60%	East Baltimore, MD	Johns Hopkins; Brain Institute; Howard Hughes Institute	279,000	214,000
New York Times	2007	100.00%	100.00%	Manhattan, NY	ClearBridge Advisors, LLC, a Legg Mason Co.; Covington & Burling; Osler Hoskin; Seyfarth Shaw	738,000	738,000
Nine MetroTech Center North	1997	85.00%	85.00%	Brooklyn, NY	City of New York - Fire Department	317,000	269,000
One MetroTech Center	1991	82.50%	82.50%	Brooklyn, NY	JP Morgan Chase; National Grid	937,000	773,000
One Pierrepont Plaza	1988	100.00%	100.00%	Brooklyn, NY	Morgan Stanley; Goldman Sachs; U.S. Probation	659,000	659,000

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

COMMERCIAL GROUP
OFFICE BUILDINGS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants	Leasable Square Feet	Leasable Square Feet at Pro-Rata %
Consolidated Office Buildings (continued)							
Post Office Plaza	1990	100.00%	100.00%	Cleveland, OH	Washington Group; Chase Manhattan Mortgage Corp; Educational Loan Servicing Corp; Quicken Loans	476,000	476,000
Richards Building	1990	100.00%	100.00%	Cambridge, MA	Genzyme Biosurgery; Alkermes, Inc.	126,000	126,000
Richmond Office Park	2007	100.00%	100.00%	Richmond, VA	The Brinks Co.; Wachovia Bank	568,000	568,000
Skylight Office Tower	1991	92.50%	100.00%	Cleveland, OH	Cap Gemini; Ulmer & Berne, LLP	321,000	321,000
Ten MetroTech Center	1992	100.00%	100.00%	Brooklyn, NY	Internal Revenue Service	365,000	365,000
Terminal Tower	1983	100.00%	100.00%	Cleveland, OH	Forest City Enterprises, Inc.; Cuyahoga Community College	589,000	589,000
Twelve MetroTech Center	2004	100.00%	100.00%	Brooklyn, NY	National Union Fire Insurance Co.	177,000	177,000
Two MetroTech Center	1990	82.50%	82.50%	Brooklyn, NY	Securities Industry Automation Corp.; City of New York - Board of Education	522,000	431,000
University of Pennsylvania	2004	100.00%	100.00%	Philadelphia, PA	University of Pennsylvania	122,000	122,000
* Waterfront Station - East 4th & West 4th Bldgs	2010	45.00%	45.00%	Washington, D.C.	Washington, D.C. Government	631,000	284,000
Consolidated Office Buildings Subtotal						12,410,000	11,559,000
Unconsolidated Office Buildings							
350 Massachusetts Ave	1998	50.00%	50.00%	Cambridge, MA	Star Market; Tofias; Novartis	169,000	85,000
(3) 818 Mission Street	2008	50.00%	50.00%	San Francisco, CA	Denny's	28,000	14,000
Bulletin Building	2006	50.00%	50.00%	San Francisco, CA	Great West Life and Annuity; Corinthian School	78,000	39,000
Chagrin Plaza I & II	1969	66.67%	66.67%	Beachwood, OH	Nine Sigma; Benihana; H&R Block	113,000	75,000
Clark Building	1989	50.00%	50.00%	Cambridge, MA	Sanofi Pasteur Acambis	122,000	61,000
Enterprise Place	1998	50.00%	50.00%	Beachwood, OH	University of Phoenix; Advance Payroll; PS Executive Centers	132,000	66,000
Liberty Center	1986	50.00%	50.00%	Pittsburgh, PA	Federated Investors; Direct Energy Business	526,000	263,000
Mesa del Sol - 5600 University SE (formerly Advent Solar)	2006	47.50%	47.50%	Albuquerque, NM	Applied Materials	87,000	41,000
Mesa del Sol - Aperture Center (Town Center)	2008	47.50%	47.50%	Albuquerque, NM	Leasing in progress	76,000	36,000
Mesa del Sol - Fidelity	2008/2009	47.50%	47.50%	Albuquerque, NM	Fidelity Investments	210,000	100,000
Signature Square I	1986	50.00%	50.00%	Beachwood, OH	Ciuni & Panichi; PCC Airfoils; Liberty Bank	79,000	40,000
Signature Square II	1989	50.00%	50.00%	Beachwood, OH	Pro Ed Communications; Goldberg Co.; Resillience Mgt.	82,000	41,000
Unconsolidated Office Buildings Subtotal						1,702,000	861,000
Total Office Buildings at January 31, 2010						**14,112,000**	**12,420,000**
Total Office Buildings at January 31, 2009						**14,093,000**	**12,404,000**

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

COMMERCIAL GROUP
RETAIL CENTERS

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Major Tenants	Total Square Feet	Total Square Feet at Pro-Rata %	Gross Leasable Area	Gross Leasable Area at Pro-Rata %
Consolidated Regional Malls									
Antelope Valley Mall	1990/1999	78.00%	78.00%	Palmdale, CA	Sears; JCPenney; Harris Gottschalks; Dillard's; Forever 21; Cinemark Theatre	1,196,000	933,000	363,000	283,000
Ballston Common Mall	1986/1999	100.00%	100.00%	Arlington, VA	Macy's; Sport & Health; Regal Cinemas	579,000	579,000	311,000	311,000
Galleria at Sunset	1996/2002	100.00%	100.00%	Henderson, NV	Dillard's; Macy's; JCPenney; Dick's Sporting Goods; Kohl's	1,048,000	1,048,000	412,000	412,000
Mall at Robinson	2001	56.67%	100.00%	Pittsburgh, PA	Macy's; Sears; JCPenney; Dick's Sporting Goods	880,000	880,000	384,000	384,000
Mall at Stonecrest	2001	66.67%	66.67%	Atlanta, GA	Kohl's; Sears; JCPenney; Dillard's; AMC Theatre, Macy's	1,226,000	817,000	397,000	265,000
Northfield at Stapleton	2005/2006	95.00%	100.00%	Denver, CO	Bass Pro; Target; Harkins Theatre; JCPenney; Macy's	1,127,000	1,127,000	664,000	664,000
Orchard Town Center	2008	100.00%	100.00%	Westminster, CO	JCPenney; Macy's; Target; AMC Theatre	1,018,000	1,018,000	482,000	482,000
Promenade Bolingbrook	2007	100.00%	100.00%	Bolingbrook, IL	Bass Pro; Macy's; Village Roadshow	771,000	771,000	575,000	575,000
++ Promenade in Temecula	1999/2002/2009	75.00%	100.00%	Temecula, CA	JCPenney; Sears; Macy's; Edwards Cinema	1,275,000	1,275,000	540,000	540,000
^* Ridge Hill	2011/2012	70.00%	100.00%	Yonkers, NY	National Amusements; Whole Foods; LL Bean; Cheesecake Factory	1,336,000	1,336,000	1,336,000	1,336,000
Shops at Wiregrass	2008	50.00%	100.00%	Tampa, FL	JCPenney; Dillard's; Macy's	734,000	734,000	349,000	349,000
Short Pump Town Center	2003/2005	50.00%	100.00%	Richmond, VA	Nordstrom; Macy's; Dillard's; Dick's Sporting Goods	1,303,000	1,303,000	591,000	591,000
Simi Valley Town Center	2005	85.00%	100.00%	Simi Valley, CA	Macy's	612,000	612,000	351,000	351,000
South Bay Galleria	1985/2001	100.00%	100.00%	Redondo Beach, CA	Macy's; Nordstrom; Kohl's	956,000	956,000	389,000	389,000
Victoria Gardens	2004/2007	80.00%	80.00%	Rancho Cucamonga, CA	Bass Pro; Macy's; JCPenney; AMC Theater	1,401,000	1,121,000	829,000	663,000
Consolidated Regional Malls Subtotal						15,462,000	14,510,000	7,973,000	7,595,000

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

COMMERCIAL GROUP
RETAIL CENTERS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Major Tenants	Total Square Feet	Total Square Feet at Pro-Rata %	Gross Leasable Area	Gross Leasable Area at Pro-Rata %
Consolidated Specialty Retail Centers									
42nd Street	1999	100.00%	100.00%	Manhattan, NY	AMC Theatres; Madame Tussaud's Wax Museum; Modell's; Dave & Buster's	312,000	312,000	312,000	312,000
Atlantic Center	1996	100.00%	100.00%	Brooklyn, NY	Pathmark; OfficeMax; Old Navy; Marshall's; Sterns; NYC - Dept of Motor Vehicles	393,000	393,000	393,000	393,000
Atlantic Center Site V	1998	100.00%	100.00%	Brooklyn, NY	Modell's	17,000	17,000	17,000	17,000
Atlantic Terminal	2004	100.00%	100.00%	Brooklyn, NY	Target; Designer Shoe Warehouse; Chuck E. Cheese's; Daffy's; Guitar Center	371,000	371,000	371,000	371,000
Avenue at Tower City Center	1990	100.00%	100.00%	Cleveland, OH	Hard Rock Café; Morton's of Chicago; Cleveland Cinemas	365,000	365,000	365,000	365,000
Brooklyn Commons	2004	100.00%	100.00%	Brooklyn, NY	Lowe's	151,000	151,000	151,000	151,000
Bruckner Boulevard	1996	100.00%	100.00%	Bronx, NY	Conway; Old Navy; Marshall's	113,000	113,000	113,000	113,000
Columbia Park Center	1999	75.00%	75.00%	North Bergen, NJ	Shop Rite; Old Navy; Staples; Bally's; Shopper's World; Phoenix Theatres; Sixth Avenue Electronics	347,000	260,000	347,000	260,000
Court Street	2000	100.00%	100.00%	Brooklyn, NY	United Artists; Barnes & Noble	102,000	102,000	102,000	102,000
Eastchester	2000	100.00%	100.00%	Bronx, NY	Pathmark	63,000	63,000	63,000	63,000
Forest Avenue	2000	100.00%	100.00%	Staten Island, NY	United Artists	70,000	70,000	70,000	70,000
Gun Hill Road	1997	100.00%	100.00%	Bronx, NY	Home Depot; Chuck E. Cheese's	147,000	147,000	147,000	147,000
Harlem Center	2002	100.00%	100.00%	Manhattan, NY	Marshall's; CVS/Pharmacy; Staples; H&M; Planet Fitness	126,000	126,000	126,000	126,000
Kaufman Studios	1999	100.00%	100.00%	Queens, NY	United Artists Theatres	84,000	84,000	84,000	84,000
Market at Tobacco Row	2002	100.00%	100.00%	Richmond, VA	Rich Foods; CVS/Pharmacy	43,000	43,000	43,000	43,000
Northern Boulevard	1997	100.00%	100.00%	Queens, NY	Stop & Shop; Marshall's; Old Navy; AJ Wright; Guitar Center	218,000	218,000	218,000	218,000
Quartermaster Plaza	2004	100.00%	100.00%	Philadelphia, PA	Home Depot; BJ's Wholesale; Staples; PetSmart; Walgreen's	456,000	456,000	456,000	456,000
Quebec Square	2002	90.00%	90.00%	Denver, CO	Wal-Mart; Home Depot; Sam's Club; Ross Dress for Less; Office Depot; PetSmart	739,000	665,000	217,000	195,000
Queens Place	2001	100.00%	100.00%	Queens, NY	Target; Best Buy; Macy's Furniture; Designer Shoe Warehouse	455,000	455,000	221,000	221,000
Richmond Avenue	1998	100.00%	100.00%	Staten Island, NY	Staples	76,000	76,000	76,000	76,000
Saddle Rock Village	2005	80.00%	100.00%	Aurora, CO	Target; JoAnn Fabrics; PetSmart; OfficeMax	294,000	294,000	97,000	97,000
(3) South Bay Southern Center	1978	100.00%	100.00%	Redondo Beach, CA	Leasing in progress	78,000	78,000	78,000	78,000
Station Square	1994/2002	100.00%	100.00%	Pittsburgh, PA	Hard Rock Café; Grand Concourse Restaurant; Buca Di Beppo	291,000	291,000	291,000	291,000
* Village at Gulfstream	2010	50.00%	50.00%	Hallandale Beach, FL	Crate & Barrel; The Container Score; Texas de Brazil; Cadillac Ranch	510,000	255,000	510,000	255,000
White Oak Village	2008	50.00%	100.00%	Richmond, VA	Target; Lowe's; Sam's Club; JCPenney; OfficeMax; PetSmart; Ukrops	843,000	843,000	295,000	295,000
Woodbridge Crossing	2002	100.00%	100.00%	Woodbridge, NJ	Modell's; Thomasville Furniture; Party City	284,000	284,000	284,000	284,000
Consolidated Specialty Retail Centers Subtotal						6,948,000	6,532,000	5,447,000	5,083,000
Consolidated Retail Centers Total						22,410,000	21,042,000	13,420,000	12,678,000

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

COMMERCIAL GROUP
RETAIL CENTERS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Major Tenants	Total Square Feet	Total Square Feet at Pro-Rata %	Gross Leasable Area	Gross Leasable Area at Pro-Rata %
Unconsolidated Regional Malls									
Boulevard Mall	1996/2000	50.00%	50.00%	Amherst, NY	JCPenney; Macy's; Sears; Michael's	912,000	456,000	336,000	168,000
Charleston Town Center	1983	50.00%	50.00%	Charleston, WV	Macy's; JCPenney; Sears; Brickstreet Insurance	897,000	449,000	363,000	182,000
San Francisco Centre	2006	50.00%	50.00%	San Francisco, CA	Nordstrom; Bloomingdale's; Century Theaters; San Francisco State University; Microsoft	1,462,000	731,000	788,000	394,000
Unconsolidated Regional Malls Subtotal						3,271,000	1,636,000	1,487,000	744,000
Unconsolidated Specialty Retail Centers									
* East River Plaza	2009/2010	35.00%	50.00%	Manhattan, NY	Costco; Target; Best Buy; Marshall's; PetsMart; Bob's Furniture; Old Navy	527,000	264,000	527,000	264,000
Golden Gate	1958	50.00%	50.00%	Mayfield Heights, OH	OfficeMax; Old Navy; Marshall's; Cost Plus; HH Gregg; PetSmart	361,000	181,000	361,000	181,000
Marketplace at Riverpark	1996	50.00%	50.00%	Fresno, CA	JCPenney; Best Buy; Marshall's; OfficeMax; Old Navy; Target; Sports Authority	471,000	236,000	296,000	148,000
(3) Metreon	2006	50.00%	50.00%	San Francisco, CA	AMC Loews	279,000	140,000	279,000	140,000
Plaza at Robinson Town Center	1989	50.00%	50.00%	Pittsburgh, PA	T.J. Maxx; Marshall's; IKEA; Value City; JoAnn Fabrics; OfficeMax	507,000	254,000	507,000	254,000
Unconsolidated Specialty Retail Centers Subtotal						2,145,000	1,075,000	1,970,000	987,000
Unconsolidated Retail Centers Total						5,416,000	2,711,000	3,457,000	1,731,000
Total Retail Centers at January 31, 2010						**27,826,000**	**23,753,000**	**16,877,000**	**14,409,000**
Total Retail Centers at January 31, 2009						**27,007,000**	**23,409,000**	**16,913,000**	**14,587,000**

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

COMMERCIAL GROUP
HOTELS

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Rooms	Hotel Rooms at Pro-Rata %
Consolidated Hotels						
Charleston Marriott	1983	95.00%	100.00%	Charleston, WV	352	352
Ritz-Carlton, Cleveland	1990	100.00%	100.00%	Cleveland, OH	206	206
Sheraton Station Square	1998/2001	100.00%	100.00%	Pittsburgh, PA	399	399
Consolidated Hotels Subtotal					957	957
Unconsolidated Hotels						
Courtyard by Marriott	1985	3.97%	3.97%	Detroit, MI	260	10
Westin Convention Center	1986	50.00%	50.00%	Pittsburgh, PA	616	308
Unconsolidated Hotels Subtotal					876	318
Total Hotel Rooms at January 31, 2010					**1,833**	**1,275**
Total Hotel Rooms at January 31, 2009					**1,833**	**1,275**

ARENA

Name	Date	Legal Ownership	Pro-Rata Ownership	Location	Major Tenants	Total Square Feet	Total Square Feet at Pro-Rata %	Est. Seating Capacity for NBA Basketball Event	Est. Seating Capacity for NBA Basketball Event at Pro-Rata %
* Barclays Center	2012	23.28%	23.28%	Brooklyn, NY	The Nets NBA Team	670,000	156,000	18,000	4,190

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

RESIDENTIAL GROUP
APARTMENTS

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Leasable Units	Leasable Units at Pro-Rata %
Consolidated Apartment Communities						
100 Landsdowne Street	2005	100.00%	100.00%	Cambridge, MA	203	203
101 San Fernando	2000	100.00%	95.00%	San Jose, CA	323	307
1251 S. Michigan	2006	0.01%	100.00%	Chicago, IL	91	91
^+ 80 DeKalb	2009/2010	80.00%	100.00%	Brooklyn, NY	365	365
American Cigar Company	2000	100.00%	100.00%	Richmond, VA	171	171
Ashton Mill	2005	90.00%	100.00%	Cumberland, RI	193	193
Autumn Ridge	2002	100.00%	100.00%	Sterling Heights, MI	251	251
^* Beekman	2011/2012	49.00%	70.00%	Manhattan, NY	904	633
Botanica on the Green (East 29th Avenue Town Center)	2004	90.00%	90.00%	Denver, CO	78	70
Botanica II	2007	90.00%	90.00%	Denver, CO	154	139
Bowin	1998	95.05%	95.05%	Detroit, MI	193	183
Cambridge Towers	2002	100.00%	100.00%	Detroit, MI	250	250
Cameron Kinney	2007	100.00%	100.00%	Richmond, VA	259	259
Consolidated-Carolina	2003	89.99%	100.00%	Richmond, VA	158	158
Coraopolis Towers	2002	80.00%	80.00%	Coraopolis, PA	200	160
Crescent Flats (East 29th Avenue Town Center)	2004	90.00%	90.00%	Denver, CO	66	59
Cutter's Ridge at Tobacco Row	2006	100.00%	100.00%	Richmond, VA	12	12
Donora Towers	2002	100.00%	100.00%	Donora, PA	103	103
Drake	1998	95.05%	95.05%	Philadelphia, PA	284	270
Easthaven at the Village	1994/1995	100.00%	100.00%	Beachwood, OH	360	360
Emerald Palms	1996/2004	100.00%	100.00%	Miami, FL	505	505
Grand	1999	85.50%	85.50%	North Bethesda, MD	549	469
Grand Lowry Lofts	2000	100.00%	100.00%	Denver, CO	261	261
Grove	2003	100.00%	100.00%	Ontario, CA	101	101
^ Hamel Mill Lofts	2008/2010	90.00%	100.00%	Haverhill, MA	305	305
Heritage	2002	100.00%	100.00%	San Diego, CA	230	230
Independence Place I	1973	50.00%	50.00%	Parma Heights, OH	202	101
Independence Place II	2003	100.00%	100.00%	Parma Heights, OH	201	201
Kennedy Biscuit Lofts	1990	98.90%	100.00%	Cambridge, MA	142	142

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

RESIDENTIAL GROUP
APARTMENTS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Leasable Units	Leasable Units at Pro-Rata %
Consolidated Apartment Communities (continued)						
Knolls	1995	1.00%	95.00%	Orange, CA	260	247
Lakeland	1998	95.10%	95.10%	Waterford, MI	200	190
Lenox Club	1991	95.00%	95.00%	Arlington, VA	385	366
Lenox Park	1992	95.00%	95.00%	Silver Spring, MD	406	386
Lofts 23	2005	100.00%	100.00%	Cambridge, MA	51	51
Lofts at 1835 Arch	2001	95.05%	95.05%	Philadelphia, PA	191	182
Lucky Strike	2008	88.98%	100.00%	Richmond, VA	131	131
Mercantile Place on Main	2008	100.00%	100.00%	Dallas, TX	366	366
Metro 417	2005	75.00%	100.00%	Los Angeles, CA	277	277
Metropolitan	1989	100.00%	100.00%	Los Angeles, CA	270	270
Midtown Towers	1969	100.00%	100.00%	Parma, OH	635	635
Museum Towers	1997	100.00%	100.00%	Philadelphia, PA	286	286
+ North Church Towers	2009	100.00%	100.00%	Parma Heights, OH	399	399
Oceanpointe Towers	1980	6.35%	100.00%	Long Branch, NJ	151	151
One Franklintown	1988	100.00%	100.00%	Philadelphia, PA	335	335
Parmatown Towers and Gardens	1972-1973	100.00%	100.00%	Parma, OH	412	412
Pavilion	1992	95.00%	95.00%	Chicago, IL	1,114	1,058
Plymouth Square	2003	100.00%	100.00%	Detroit, MI	280	280
* Presidio Landmark	2010	100.00%	100.00%	San Francisco, CA	161	161
Queenswood	1990	93.36%	93.36%	Corona, NY	296	276
Sky55	2006	100.00%	100.00%	Chicago, IL	411	411
Southfield	2002	100.00%	100.00%	Whitemarsh, MD	212	212
Village Center	1983	100.00%	100.00%	Detroit, MI	254	254
Wilson Building	2007	100.00%	100.00%	Dallas, TX	143	143
Consolidated Apartment Communities Subtotal					14,740	14,031
Consolidated Supported-Living Apartments						
Forest Trace	2000	100.00%	100.00%	Lauderhill, FL	322	322
Consolidated Supported-Living Apartments Subtotal					322	322
Consolidated Apartments Total					15,062	14,353

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

RESIDENTIAL GROUP
APARTMENTS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Leasable Units	Leasable Units at Pro-Rata %
Unconsolidated Apartment Communities						
Arbor Glen	2001-2007	50.00%	50.00%	Twinsburg, OH	288	144
Barrington Place	2008	49.00%	49.00%	Raleigh, NC	274	134
Bayside Village	1988-1989	50.00%	50.00%	San Francisco, CA	862	431
Big Creek	1996-2001	50.00%	50.00%	Parma Heights, OH	516	258
Brookpark Place	1976	100.00%	100.00%	Wheeling, WV	152	152
Brookview Place	1979	3.00%	3.00%	Dayton, OH	232	7
Buckeye Towers	1976	10.91%	5.95%	New Boston, OH	120	7
Burton Place	2000	90.00%	90.00%	Burton, MI	200	180
Camelot	1967	50.00%	50.00%	Parma Heights, OH	151	76
Canton Towers	1978	10.91%	4.30%	Canton, OH	199	9
Carl D. Perkins	2002	100.00%	100.00%	Pikeville, KY	150	150
Cedar Place	1974	2.98%	100.00%	Lansing, MI	220	220
Cherry Tree	1996-2000	50.00%	50.00%	Strongsville, OH	442	221
Chestnut Lake	1969	50.00%	50.00%	Strongsville, OH	789	395
^+ Cobblestone Court Apartments	2006-2009	50.00%	50.00%	Painesville, OH	400	200
Colonial Grand	2003	50.00%	50.00%	Tampa, FL	176	88
Connellsville Towers	1981	9.59%	9.59%	Connellsville, PA	111	11
Coppertree	1998	50.00%	50.00%	Mayfield Heights, OH	342	171
Deer Run	1987-1990	43.03%	43.03%	Twinsburg, OH	562	242
Eaton Ridge	2002-2004	50.00%	50.00%	Sagamore Hills, OH	260	130
Farmington Place	1980	100.00%	100.00%	Farmington, MI	153	153
Fenimore Court	1982	7.06%	50.00%	Detroit, MI	144	72
Fort Lincoln II	1979	45.00%	45.00%	Washington, D.C.	176	79
Fort Lincoln III & IV	1981	24.90%	24.90%	Washington, D.C.	306	76
Frenchtown Place	1975	8.24%	100.00%	Monroe, MI	151	151
Glendora Gardens	1983	1.99%	99.00%	Glendora, CA	105	104
Hamptons	1969	50.00%	50.00%	Beachwood, OH	651	326
Hunter's Hollow	1990	50.00%	50.00%	Strongsville, OH	208	104
Legacy Arboretum	2008	49.00%	49.00%	Charlotte, NC	266	130

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

RESIDENTIAL GROUP APARTMENTS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership [1]	Pro-Rata Ownership [2]	Location	Leasable Units	Leasable Units at Pro-Rata %
Unconsolidated Apartment Communities (continued)						
Legacy Crossroads	2008-2009	50.00%	50.00%	Cary, NC	344	172
Liberty Hills	1979-1986	50.00%	50.00%	Solon, OH	396	198
Lima Towers	1977	10.91%	6.94%	Lima, OH	200	14
Metropolitan Lofts	2005	50.00%	50.00%	Los Angeles, CA	264	132
Millender Center	1985	4.29%	100.00%	Detroit, MI	339	339
Miramar Towers	1980	6.35%	100.00%	Los Angeles, CA	157	157
Newport Landing	2002-2005	50.00%	50.00%	Coventry Township, OH	336	168
Noble Towers	1979	50.00%	50.00%	Pittsburgh, PA	133	67
North Port Village	1981	27.00%	27.00%	Port Huron, MI	251	68
Nu Ken Tower (Citizen's Plaza)	1981	8.84%	50.00%	New Kensington, PA	101	51
Panorama Towers	1978	99.00%	99.00%	Panorama City, CA	154	152
Park Place Towers	1975	15.11%	100.00%	Mt. Clemens, MI	187	187
Parkwood Village	2001-2002	50.00%	50.00%	Brunswick, OH	204	102
Pebble Creek	1995-1996	50.00%	50.00%	Twinsburg, OH	148	74
Perrytown	1973	8.24%	100.00%	Pittsburgh, PA	231	231
Pine Grove Manor	1973	10.26%	100.00%	Muskegon Township, MI	172	172
Pine Ridge Valley	1967-1974, 2005-2007	50.00%	50.00%	Willoughby Hills, OH	1,309	655
Potomac Heights Village	1981	6.35%	100.00%	Keyser, WV	141	141
Residences at University Park	2002	40.00%	40.00%	Cambridge, MA	135	54
Riverside Towers	1977	8.30%	100.00%	Coshocton, OH	100	100
Settler's Landing at Greentree	2000-2004	50.00%	50.00%	Streetsboro, OH	408	204
Shippan Avenue	1980	100.00%	100.00%	Stamford, CT	148	148
St. Mary's Villa	2002	40.07%	40.07%	Newark, NJ	360	144
^* Stratford Crossing	2007-2010	50.00%	50.00%	Wadsworth, OH	348	174
Surfside Towers	1970	50.00%	50.00%	Eastlake, OH	246	123
^+ Sutton Landing	2007-2009	50.00%	50.00%	Brimfield, OH	216	108
Tamarac	1990-2001	50.00%	50.00%	Willoughby, OH	642	321
The Springs	1981	6.35%	100.00%	La Mesa, CA	129	129
Tower 43	2002	100.00%	100.00%	Kent, OH	101	101

Forest City Enterprises, Inc. Portfolio of Real Estate
January 31, 2010

RESIDENTIAL GROUP
APARTMENTS (continued)

Name	Date of Opening/ Acquisition/ Expansion	Legal Ownership (1)	Pro-Rata Ownership (2)	Location	Leasable Units	Leasable Units at Pro-Rata %
Unconsolidated Apartment Communities (continued)						
Towne Centre Place	1975	6.86%	100.00%	Ypsilanti, MI	170	170
Twin Lake Towers	1966	50.00%	50.00%	Denver, CO	254	127
Uptown Apartments	2008	50.00%	50.00%	Oakland, CA	665	333
Village Square	1978	100.00%	100.00%	Williamsville, NY	100	100
Westwood Reserve	2002	50.00%	50.00%	Tampa, FL	340	170
Woodgate / Evergreen Farms	2004-2006	33.33%	33.33%	Olmsted Township, OH	348	116
Worth Street	2003	50.00%	50.00%	Manhattan, NY	330	165
Ziegler Place	1978	100.00%	100.00%	Livonia, MI	141	141
Unconsolidated Apartment Communities Subtotal					18,854	10,429
Unconsolidated Military Housing						
^* Air Force Academy	2007-2013	50.00%	50.00%	Colorado Springs, CO	427	214
^* Midwest Millington	2008-2010	1.00%	^^	Memphis, TN	318	^^
^* Navy Midwest	2006-2010	1.00%	^^	Chicago, IL	1,658	^^
Ohana Military Communities, Hawaii Increment I	2005-2008	1.00%	^^	Honolulu, HI	1,952	^^
^* Ohana Military Communities, Hawaii Increment II	2007-2011	1.00%	^^	Honolulu, HI	1,175	^^
^* Ohana Military Communities, Hawaii Increment III	2007-2011	1.00%	^^	Honolulu, HI	2,520	^^
^* Ohana Military Communities, Hawaii Increment IV	2007-2014	1.00%	^^	Kaneohe, HI	917	^^
^* Pacific Northwest Communities	2007-2010	20.00%	^^	Seattle, WA	2,986	^^
Unconsolidated Military Housing Subtotal					11,953	214
Unconsolidated Apartments Total					30,807	10,643
Combined Apartments Total					45,869	24,996
Federally Subsidized Housing (Total of 5 Buildings)					**741**	
Total Apartment Units at January 31, 2010					**46,610**	
Total Apartment Units at January 31, 2009					**49,116**	

* Property under construction as of January 31, 2010.
\+ Property opened or acquired in 2009.
++ Expansion of property opened in 2009.
^ Property to open in phases.
^^ The Company's share of residual cash flow ranges from 0-20% during the life cycle of the project.
(1) Represents our share of a property's profits and losses upon settlement of any preferred returns to which we or our partner(s) may be entitled.
(2) Represents our share of a property's profits and losses adjusted for any preferred returns to which we or our partner(s) may be entitled.
(3) Operating properties identified for redevelopment.

Environmental Benefits

This Summary Annual Report and Supplemental Package is printed with 10% post-consumer waste recycled paper and vegetable-based inks.

By using this environmental paper, Forest City saved the following resources:


14 trees preserved for the future


42 lbs. waterborne waste not created


6,117 gal. wastewater flow saved


FSC

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fibre
www.fsc.org Cert no. SW-COC-002686


677 lbs. solid waste not generated


1,333 lbs. net greeenhouse gases preserved


10,200,000 BTUs energy not consumed

The FSC Trademark identifies wood fibers coming from forests which have been certified in accordance with the rules of the Forest Stewardship Council.
Calculator Source: Mohawk Environmental Calculator

FORESTCITY

Forest City Enterprises, Inc.
Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113 • (216) 621-6060
www.forestcity.net


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